SHINHAN LIFE INSURANCE CO., LTD.

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Shareholder

Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Life Insurance Co., Ltd. (the “Company”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Separated Statements of Financial Position (Continued)

As of December 31, 2025 and 2024

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 3, 2026

Seoul, Korea

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of Korean won)	Note		December 31, 2025	December 31, 2024	January 1, 2024

Assets
Cash and due from banks at amortized cost	5,8,9,11,49,51	~~W~~	2,286,855	1,528,871	1,640,481
Financial assets at fair value through profit or loss	5,8,9,12,24,49		13,265,276	11,579,983	11,478,700
Securities at fair value through other comprehensive income	5,8,9,13,24,49		35,288,458	37,647,435	35,345,575
Securities at amortized cost	5,8,9,14,24		3,950,344	3,931,915	4,348,023
Investments in subsidiaries and associates	15		339,581	274,581	274,581
Loans and receivables at amortized cost	5,8,9,16,49		3,452,237	3,954,082	4,707,291
Reinsurance contract assets	6,26		494,226	107,668	62,815
Right-of-use assets	17,49		66,311	77,272	92,941
Property and equipment	18,49		68,917	67,924	76,122
Intangible assets	19,49		166,972	209,378	235,402
Derivative assets	5,8,9,22,49		34,474	117,522	116,378
Current tax assets	47,49		5,661	82,404	70,658
Investment property	21,24		13,973	14,185	14,397
Net defined benefit assets	30		4,868	16,334	34,257
Other assets	23		9,879	8,242	10,694
Total assets		~~W~~	59,448,032	59,617,796	58,508,315

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Financial Position (Continued)

As of December 31, 2025 and 2024

(In millions of Korean won)	Note		December 31, 2025	December 31, 2024	January 1, 2024

Liabilities
Insurance contract liabilities for:
Participating insurance contracts		~~W~~	5,089,927	5,318,700	4,909,601
Non-participating insurance contracts			37,008,315	38,130,097	35,393,987
Variable insurance contracts			5,814,381	4,970,853	5,225,398
	6,25		47,912,623	48,419,650	45,528,986
Reinsurance contract liabilities	6,26		56,378	98,058	93,120
Investment contract liabilities	5,8,9,27,49		1,541,684	1,332,468	1,831,826
Derivative liabilities	5,8,9,22,49		870,822	501,592	239,940
Debentures	5,8,9,28		798,392	299,487	299,331
Other financial liabilities	5,8,9,29,34,49		665,846	461,215	238,028
Lease liabilities	5,8,9,17,49		66,338	77,399	91,566
Provisions	31		101,634	70,158	75,565
Current tax liabilities	47,49		14,019	79	55
Deferred tax liabilities	47		1,152,838	1,264,118	1,631,570
Other liabilities	32		28,164	31,270	32,533
Total liabilities			53,208,738	52,555,494	50,062,520

Equity
Capital stocks	33		578,274	578,274	578,274
Hybrid bonds	33		-	299,452	299,452
Capital surplus	33		820,023	820,023	820,023
Capital adjustments	33		891	1,461	1,461
Accumulated other comprehensive income (loss)	33		(2,128,291)	(1,474,328)	116,664
Retained earnings	33		6,968,397	6,837,420	6,629,921
Total equity			6,239,294	7,062,302	8,445,795

Total liabilities and equity		~~W~~	59,448,032	59,617,796	58,508,315

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except per share data)	Note		2025	2024

Insurance revenue	25,35	~~W~~	3,071,866	2,847,305
Reinsurance revenue	26,36		164,353	52,963
Insurance service expenses	25,35,38,49		2,282,814	2,069,009
Reinsurance service expenses	26,36		150,275	57,843
Other operating expenses	38		98,977	115,035
Insurance service result			704,153	658,381

Insurance finance income and investment income:
Insurance finance income from insurance contracts issued	25,37		204,421	397,712
Insurance finance income from reinsurance contracts held	26,37		68,751	24,101
Interest income	9,40,49		1,464,548	1,512,259
Gains on financial assets at fair value through profit or loss	9,12		1,931,446	1,015,803
Gains on disposal of securities at fair value through other comprehensive income	9,13		81,508	79,735
Gains on securities at amortized cost	9,14		17,064	22,284
Gains on disposal of loans at amortized cost	9,12		4,058	103
Reversal of credit loss allowance	41,49		13,708	9,392
Gains on foreign currency transaction	42		247,458	645,182
Gains on derivatives	22,49		164,553	65,275
Dividend income	9,44		37,769	32,510
Fees and commission income	43,49		9,481	12,563
Other investment income	45,49		2,771	8,677
			4,247,536	3,825,596
Insurance finance expenses and investment expenses:
Insurance finance expenses from insurance contracts issued	25,37		2,990,559	2,103,148
Insurance finance expenses from reinsurance contracts held	26,37		57,872	24,045
Interest expenses	9,40,49		66,848	78,142
Losses on financial assets at fair value through profit or loss	9,12,49		268,443	629,126
Losses on disposal of securities at fair value through other comprehensive income	9,13		64,118	96,475
Losses on securities at amortized cost	9,14		6,070	565
Losses on disposal of loans at amortized cost	9		622	426
Provision for credit loss allowance	41,49		18,702	16,087
Losses on foreign currency transaction	42		124,147	12,163
Losses on derivatives	22,49		423,970	687,835
Investment administrative expenses	39,49		18,342	16,291
Other investment expenses	45,49		115,310	81,105
			4,155,003	3,745,408
Net finance result			92,533	80,188

(In millions of Korean won, except per share data)	Note	2025	2024

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

Operating profit		~~W~~	796,686	738,569

Non-operating expenses	46		(148)	(2,961)
Profit before income taxes			796,538	735,608

Income tax expense	47		280,622	201,927
Profit for the period			515,916	533,681
Other comprehensive income (loss) for the period, net of income tax
Items that may be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			(1,476,988)	730,443
Gains (losses) on valuation of derivatives held for cash flow hedges			(300,075)	45,219
Net finance income (expenses) from insurance contracts issued			1,278,873	(2,353,403)
Net finance expenses from reinsurance contracts held			(153,671)	(1,544)
			(651,861)	(1,579,285)
Items that will not be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			(619)	848
Remeasurements of defined benefit liabilities			(1,483)	(12,594)
			(2,102)	(11,746)
Total other comprehensive loss, net of income tax	13,22,33		(653,963)	(1,591,031)

Total comprehensive loss for the period		~~W~~	(138,047)	(1,057,350)

Earnings per share:
Basic earnings per share and diluted earnings per share in won	50	~~W~~	4,403	4,521

See accompanying notes to the separate financial statements

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2024 before the change	~~W~~	578,274	299,452	820,023	1,461	117,417	6,629,922	8,446,549
Effects of changes in accounting policies		-	-	-	-	(754)	-	(754)
Balance at January 1, 2024 after the change		578,274	299,452	820,023	1,461	116,663	6,629,922	8,445,795
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	533,681	533,681
Other comprehensive income, net of income tax:
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	731,290	-	731,290
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	45,219	-	45,219
Net finance expenses from insurance contracts issued		-	-	-	-	(2,353,403)	-	(2,353,403)
Net finance expenses from reinsurance contracts held		-	-	-	-	(1,544)	-	(1,544)
Remeasurement of defined benefit plans		-	-	-	-	(12,594)	-	(12,594)
Total other comprehensive income		-	-	-	-	(1,591,032)	-	(1,591,032)

Other changes in equity
Dividends		-	-	-	-	-	(165,338)	(165,338)
Interim dividend		-	-	-	-	-	(150,004)	(150,004)
Interest expenses on hybrid bonds		-	-	-	-	-	(10,800)	(10,800)
Reclassification adjustments from other comprehensive income to retained earnings		-	-	-	-	41	(41)	-
Balance at December 31, 2024	~~W~~	578,274	299,452	820,023	1,461	(1,474,328)	6,837,420	7,062,302

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Changes in Equity (Continued)

For the years ended December 31, 2025 and 2024

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Changes in Equity (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2025	~~W~~	578,274	299,452	820,023	1,461	(1,474,328)	6,837,420	7,062,302
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	515,916	515,916
Other comprehensive income, net of income tax:
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(1,477,607)	-	(1,477,607)
Losses on valuation of derivatives intended for cash flow hedges
Net finance income from insurance contracts issued		-	-	-	-	(300,075)	-	(300,075)
Net finance expenses from reinsurance contracts held		-	-	-	-	1,278,873	-	1,278,873
Remeasurement of defined benefit plans		-	-	-	-	(153,671)	-	(153,671)
Total other comprehensive income		-	-	-	-	(653,963)	-	(653,963)

Other changes in equity
Dividends		-	-	-	-	-	(378,307)	(378,307)
Share-based payments		-	-	-	(22)	-	-	(22)
Redemption of hybrid bonds		-	(299,452)	-	(548)	-	-	(300,000)
Interest expenses on hybrid bonds		-	-	-	-	-	(6,632)	(6,632)
Balance at December 31, 2025	~~W~~	578,274	-	820,023	891	(2,128,291)	6,968,397	6,239,294

See accompanying notes to the separate financial statements

SHINHAN LIFE INSURANCE CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024

Cash flows from operating activities
Profit for the period	~~W~~	515,916	533,681
Adjustment for profit or loss (Note 51)		(98,705)	(370,877)
Changes in assets and liabilities (Note 51)		91,919	(846,581)
Income tax paid		(21,922)	(11,871)
Interest received		1,011,900	1,016,106
Interest paid		(26,098)	(17,948)
Dividends received		35,710	38,076
Net cash inflow from operating activities		1,508,720	340,586

Cash flows from investing activities
Disposal of financial assets at fair value through profit or loss		690,272	1,871,007
Acquisition of financial assets at fair value through profit or loss		(1,730,691)	(1,698,176)
Disposal of securities at fair value through other comprehensive income		5,100,536	4,095,627
Acquisition of securities at fair value through other comprehensive income		(4,252,168)	(4,668,975)
Disposal of securities at amortized cost		-	407,544
Acquisition of investments in subsidiaries		(65,000)	-
Cash inflows from hedging activities		1,030	3,493
Cash outflows from hedging activities		(153,061)	(110,122)
Disposal of property and equipment		27	49
Acquisition of property and equipment		(19,298)	(12,191)
Disposal of intangible assets		958	51
Acquisition of intangible assets		(32,145)	(51,506)
Decrease in receivables at amortized cost		5,537	5,701
Increase in receivables at amortized cost		(11,033)	(4,320)
Net cash outflow from investing activities		(465,036)	(161,818)

Cash flows from financing activities
Issuance of debentures		498,594	-
Decrease in other financial liabilities		-	(357)
Increase in other financial liabilities		50	667
Decrease in lease liabilities		(31,089)	(28,795)
Dividends paid		(378,307)	(315,343)
Redemption of hybrid bonds		(300,000)	-
Interest paid to hybrid bonds		(8,130)	(10,800)
Net cash outflow from financing activities		(218,882)	(354,628)

Net increase (decrease) in cash and cash equivalents		824,802	(175,860)
Changes in cash and cash equivalents due to foreign currency translation		2,687	2,621

Cash and cash equivalents at the beginning of the period		777,204	950,443
Cash and cash equivalents at the end of the period	~~W~~	1,604,693	777,204

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements

As of and for the years ended December 31, 2025 and 2024

1. Reporting entity

Shinhan Life Insurance Co., Ltd., (the “Company”) was established in January, 1990, which is located at 358 Samil-daero, Jung-gu, Seoul and operates the life insurance business. Company operates through 237 branches, and Shinhan Financial Group Co., Ltd. owns 100% of the Company's stock. Meanwhile, the Company has merged with Orange Life Insurance Co., Ltd. on July 1, 2021 in accordance with the resolution of the general shareholder's meeting on December 23, 2020, and has changed its name to Shinhan Life Insurance Co., Ltd.

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“Korean IFRS” or “K-IFRS”), as prescribed in the Article 5(1)1 of Act on External Audit of Stock Companies.

The separate financial statements are prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’ in which parent, an investor in associates or joint ventures accounts for investments based on directly equity investments, not on the investee’s reported performance and net assets.

(b) Date of authorization

The separate financial statements of the Company were authorized for issue by the Board of Directors on February 5, 2026, and the separate financial statements will be submitted for the final approval to the shareholder’s meeting on March 26, 2026.

(c) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

-
derivative financial instruments measured at fair value
-
financial instruments at fair value through profit or loss measured at fair value
-
securities at fair value through other comprehensive income measured at fair value
-
liabilities for cash-settled share-based payment arrangements measured at fair value
-
net defined benefit liability (asset) recognized at the net of the present value of defined benefit obligations less the fair value of plan assets
-
insurance and reinsurance contract assets and liabilities measured at the fulfilment cash flows

(d) Functional and presentation currency

The separate financial statements of the Company are prepared in the functional currency of the economic environment in which the Company operates. The separate financial statements of the Company are presented and reported in won, which is the Company’s functional currency and the presentation currency.

(e) Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2025 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

2. Basis of preparation (continued)

(e) Use of estimates and judgements (continued)

i) Uncertainty in assumptions and estimates

Accounting estimates and assumptions that include significant risks that may incur significant adjustments to the carrying amounts of assets and liabilities accounted for as of the end of the reporting period are as follows and are disclosed in Notes 10.

-
Fair value of financial instruments
-
Provision for credit loss and allowance for unused credit commitments
-
Impairment of non-financial assets
-
Defined benefit obligations
-
Insurance contract liabilities and reinsurance contract assets(liabilities)

ii) Fair value measurement

The accounting policies and disclosures of the Company require fair value measurement for a number of financial and non-financial assets and liabilities, and thus, the Company establishes the fair value assessment policies and procedures. These policies and procedures involve the operation of the valuation department, which is responsible for the review of all significant fair value measurements, including fair values, which are classified as level 3 in the fair value hierarchy, and the results are reported to the chief financial officer.

The valuation department regularly reviews significant inputs and adjustments that are not observable. If the fair value measurement uses third-party information, such as broker's price or valuation agency, the valuation department determines whether an assessment based on information obtained from third parties can conclude that the fair value hierarchy includes classifications by level and meets the requirements of the related Standard.

When measuring the fair value of an asset or a liability, the Company uses as much market observable inputs as possible. Fair value is classified within the fair value hierarchy based on inputs used in valuation techniques as follows:

- Level 1: Unadjusted quoted prices in active markets accessible to the same assets or liabilities at the measurement date

- Level 2: Observable inputs, directly or indirectly, on assets or liabilities other than Level 1 quoted prices

- Level 3: Unobservable inputs to assets or liabilities

If several inputs used to measure the fair value of an asset or liability are classified at different levels within the fair value hierarchy, the Company classifies all fair value measurements at the same level as the lowest level inputs in the fair value hierarchy, and a change in the fair value hierarchy is recognized at the end of the reporting period.

Detailed information on the assumptions used in fair value measurements is included in Note 8.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

2. Basis of preparation (continued)

(f) New and amended Korean IFRSs and new interpretations adopted by the Company

The Company has applied the following new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2025.

i) Amendments to Korean IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’ – Lack of exchangeability

The amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. The adoption of the amendments did not have a material impact on the Company’s separate financial statements.

ii) Amendments to Korean IFRS 1117 ‘Insurance Contract’

The amendments add a disclosure requirement for entities to disclose, where the techniques to estimate the inputs used for measuring insurance contracts differ from those prescribed under insurance-related laws or regulations and such differences are considered relevant and material to users of the financial statements, those differences and their effects on the financial statements. The adoption of the amendments did not have a material impact on the Company’s separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies

Except for the new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2025, the same accounting policies were applied by the Company in its separate financial statements as of December 31, 2025 and 2024. The material accounting policies adopted by the Company to prepare the separate financial statements are set out below.

(a) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Separate Financial Statements. The Company’s investments in subsidiaries and associates are recorded at cost less impairment, if any, in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1109 for beneficiary certificates using fair value method. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

(c) Revenue recognition criteria

The Company recognizes revenue by applying the below five-step model for revenue recognition.

① Identification of contract

② Identification of performance obligation

③ Calculation of transaction price

④ Allocation of transaction price to performance obligation

⑤ Recognition of revenue when performance obligation is fulfilled

i) Interest income and expenses

Interest income is recognized using the effective interest method as time passes.

ii) Dividend income

Dividend income is recognized when the right to receive dividends is established.

(d) Cash and cash equivalents

The Company classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(e) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(e) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit loss allowance’ in the separate statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(f) Non-derivative financial liabilities

The Company categorizes financial liabilities into financial liabilities at fair value through profit or loss and other financial liabilities based on the substance of the contractual terms and the definition of financial liabilities.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially measured at fair value, and changes therein are recognized in profit or loss.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, the valuation gains or losses resulting from the fair value changes of derivatives are recognized as described below.

i) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities, or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

When a derivative is designated as a fair value hedge, an effective part of the change in the fair value of the derivative that meets requirement of fair value risk hedge accounting is recognized in profit or loss, and changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The Company discontinues fair value hedge accounting if the Company does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria.

② Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the cash flow of the derivative that meets requirement of cash flow risk hedge accounting is recognized in profit or loss, and changes in the cash flow of a derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and accumulated in equity, and the ineffective portion is recognized immediately in profit or loss. The Company discontinues cash flow hedge accounting if the Company does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’

ii) Other derivative instruments

All derivatives, except those designated as hedging instruments and that are effective in hedging, are measured at fair value and the gain or loss on valuation resulting from changes in fair value is recognized in profit or loss.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(h) Expected credit losses on financial assets

The Company recognizes provision for credit loss allowance on the following assets:

- Financial assets measured at amortized cost

- Debt instruments measured at fair value through other comprehensive income

The Company measures provision for credit loss allowance at the amount equal to the expected credit loss for the entire period, except for the following financial assets that are measured as 12-month expected credit losses.

- Debt securities whose credit is determined to be low risk at the end of the reporting period

- Other debt securities that have not significantly increased their credit risk (i.e. the risk of defaulting the financial asset over its expected life) since the initial recognition

When determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating expected credit losses, the Company considers information that is available, reasonable, and supportable without excessive cost or effort. This includes qualitative and quantitative information and analysis based on the Company's experience and known credit ratings, including forward-looking information.

The Company assumes that the credit risk of financial assets will increase significantly if the overdue days exceed 30 days.

The Company considers that a default on a financial asset has occurred if:

- the debtor is not likely to fulfill his credit obligations to the Company unless the Company engages in an appeal.

- the delinquent days of financial assets exceed 90 days

The longest period to consider when measuring expected credit loss is the longest contract period in which the Company is exposed to credit risk.

i) Measurement of expected credit loss

Expected credit loss is a probability weighted estimate of credit loss. Credit loss is measured as the present value of all cash deficits (i.e. the difference between all contractual cash flows to be received under a contract and all contractual cash flows that is expected to be received).

Expected credit loss is discounted at the effective interest rate of the financial asset.

ii) Financial assets with credits impaired

At the end of each reporting period, the Company assesses whether the assets of financial assets measured at amortized cost and other comprehensive income and fair value of debt securities measured at fair value are impaired. If one or more events that adversely affect the estimated future cash flows of a financial asset have occurred, the financial asset is impaired.

iii) Presentation of provision for credit loss allowance in the statement of financial position

Provision for credit loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the asset. For debt instruments measured at fair value through other comprehensive income, the provision for credit loss allowance is recognized in other comprehensive income instead of reducing the carrying amount of the asset.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(i) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

At the end of each reporting period, the Company reviews whether there are any indications that any impairment losses recognized in prior periods for assets other than goodwill are no longer present or have been reduced, and only reverses the estimates used to determine recoverable amount since the date of recognition of the immediate impairment loss. The carrying amount increased by the reversal of impairment losses shall not exceed the carrying amount before recognition of the impairment loss, less any amortization or accumulated depreciation recognized prior to the impairment.

(j) Leases

i) Accounting treatment as the lessee

The Company leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Company recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Company recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

Right-of-use assets are measured at the following items:

- The initial measurement of the lease liability.

- Lease payments made at or before the lease commencement date (net of any lease incentives received).

- Initial direct costs incurred by the lessee.

- An estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset site, or to restore the underlying asset itself, as incurred by the lessee, as required by the lease terms.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. Short-term leases are leases with a lease term of 12 months or less, and low-value asset leases are leases with a carrying amount of the underlying asset of ~~W~~ 6 million or less.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(j) Leases (continued)

i) Accounting treatment as the lessee(continued)

Additional considerations for the Company’s accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Company considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

ii) Accounting treatment as the lessor

The Company leases various types of assets such as vehicles and machinery under operating and finance lease contracts, with lease terms individually negotiated and comprising various contract terms. Methods employed by the Company to manage risks associated with all rights retained in the underlying assets include repurchase agreements and residual value guarantees.

① Finance Lease

For finance leases, the Company recognizes a finance lease receivable equal to the net investment in the lease. Any difference between the carrying amount of the leased asset at the commencement date and its fair value is recognized as a gain or loss on lease asset disposal in the current period. Furthermore, interest income is recognized using the effective interest rate method on the Company's net investment in finance leases receivable outstanding. Direct costs incurred in connection with finance leases are included in the initial recognition of finance lease receivables and are amortized over the lease term, reducing revenue recognized over the lease term.

② Operating Lease

For operating leases, lease income is recognized on a straight-line basis over the lease term. Direct costs incurred in the negotiation and contract stages of operating leases are recognized in addition to the carrying amount of the underlying asset. Additionally, depreciation of operating lease assets is accounted for similarly to depreciation of other similar assets owned by the Company.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(k) Property, plant, and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line method which is the most appropriately reflect the expected consumption pattern of the future economic benefits inherent in the asset over the estimated useful lives, for the acquisition cost after subtracting the residual value. The estimated useful lives for the current and comparative periods are as follows:

The estimated useful life for the years ended December 31, 2025 and 2024 are as follows:

Classification	Expected useful life
Building	50 years
Structure	20 years
Rental property	5 years or rental period
Vehicle	5 years
Tools	5 years

(l) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Classification	Expected useful life
Development cost	5 years
Software	5 years
License	10 years

(m) Investment properties

Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at cost less accumulated depreciation and accumulated impairment losses.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using straight-line method over their useful lives of 50 years.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(n) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Company’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits

① Defined benefit plans

As of December 31, 2025, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

The defined benefit liability is calculated by an independent actuary every year. If the net amount calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligation is an asset, the asset is recognized up to the limit of the present value of the economic benefits available in such a way as to receive a refund from the plan or to reduce future contributions to the plan.

(o) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract

i) Definition and classification of insurance contracts

The Company classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.

Among the insurance contracts held by the Group, participating insurance contracts are contracts under which, in accordance with the terms and conditions agreed between the insurer and the policyholder, the insurer distributes excess profits to policyholders in the form of dividends pursuant to the Regulations on Supervision of Insurance Business, in addition to insurance claims or surrender values. Under such contracts, the insurer has a contractual obligation to pay dividends to policyholders when dividends arise in accordance with the insurance policy terms and conditions.

Insurance contracts issued by the Company are subject to the recognition and measurement of insurance liabilities in accordance with K-IFRS No. 1117. K-IFRS No. 1117 requires insurance liabilities to be measured and recognized at the level of individual insurance contracts and to be measured based on estimates of all future cash flows within groups of insurance contracts. Accordingly, for participating insurance contracts, insurance liabilities are measured and recognized at the level of individual insurance contracts by estimating the future cash flows of each contract, including insurance claims, surrender values and dividends.

Such insurance contracts constitute a unit of account for the recognition and measurement of liabilities, as defined in paragraph 4.48 of the Conceptual Framework for Financial Reporting.

Accordingly, insurance liabilities are recognized and measured in accordance with the requirements of K-IFRS No. 1117 using insurance contracts as the unit of account, thereby meeting the definition of a liability under the Conceptual Framework for Financial Reporting. In this context, liabilities related to policyholder dividends constitute a component of insurance liabilities measured using participating insurance contracts as the unit of account.

As of December 31, 2025, the present value of estimated future cash flows related to the Group’s participating insurance contracts amounted to ~~W~~4,719,405 million. This amount was measured based on reasonable assumptions and available information as of December 31, 2025. The key assumptions affecting the measurement of insurance liabilities and the effects (sensitivity) of changes in each assumption on the fulfilment cash flows, including the best estimate of future cash flows (BEL) and the risk adjustment for non-financial risk (RA), and the contractual service margin (CSM) are described in detail in Note 6.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

1
Unit of account

The Company identifies portfolios of insurance contracts by integrating insurance contracts that are subjected to similar risks and managed together based on coverage, currency, and interest rate types. The Company divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for contracts issued to which the Company applies the premium allocation approach, the Company shall assume no contracts in the portfolio are onerous (or net gain for reinsurance) at initial recognition, unless facts and circumstances indicate otherwise.

A group of insurance contracts issued:

- a group of contracts that are onerous at initial recognition

- a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

- a group of the remaining contracts

A group of reinsurance contract held:

- a group of contracts with net profit at initial recognition

- a group of contracts that at initial recognition have no significant possibility of net gain subsequently

- a group of the remaining contracts

The Company does not include contracts issued more than one year apart in the same group, and it does not reassess the composition of the group subsequently.

② Recognition of group of insurance contracts

The Company recognizes the group of insurance contracts it issues from the earliest of the following .

- The beginning of the coverage period of the group of contracts;

- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

- For a group of onerous contracts, when the group becomes onerous.

The Company recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of non-proportional reinsurance where the ceding group of contracts is a onerous portfolio and the reinsurance contract is entered into either at the commencement of the coverage period of that onerous ceding group of insurance contracts or earlier, the Company recognizes the group of reinsurance contracts on the earlier of the commencement of the coverage period for the group of reinsurance contracts and the recognition date of the onerous ceding group of insurance contracts. In addition, in the case of proportional reinsurance, the Company recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

On initial recognition, the Company measures a group of insurance contracts issued as the sum of the fulfillment cash flows comprising estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows , and risk adjustments to non-financial risk and the contractual service margin, and subsequently, as the sum of the liability or asset of for remaining coverage comprising the fulfillment cash flows and the contractual service margin and liability or asset for incurred claims comprising the fulfillment cash flows. The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance claims and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

- The estimate of future cash flows

The Company estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Company segregates the future cash flows of reinsurance contracts from those of the underlying insurance contracts and measures them separately, using assumptions consistent with the underlying direct insurance contracts issued but including the effects risk of failure of the debtor.

- Future cash flows within the contract boundary

The Company includes all future cash flows within the boundary of the group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for group of reinsurance contracts) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for group of reinsurance contracts). Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, options and guarantees embedded in cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio

The substantive obligation to provide insurance contract services (or the substantive right to receive insurance contract services for group of reinsurance contracts) terminates when there is actual ability to reassess the risk of specific policyholders or portfolios (or risks transferred to reinsurers for group of reinsurance contracts) and, as a result, to fully reflect such risks in pricing or settlement. Risks related to periods after the reassessment date are not considered when reevaluating the portfolio's pricing. The Company reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Discretionary cash flows

The Company identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Company considers any adjustment rate applied to the benchmark rate as discretionary when applying the crediting rate to payments to policyholders.

- Insurance acquisition cash flows

The Company allocates insurance acquisition cash flows directly attributable to the group of insurance contracts in a reasonable and systematic manner based on future group of insurance contracts that will be recognized as a result of renewals within the portfolio and the insurance contracts included in that portfolio. After allocation, insurance acquisition cash flows recognized as an asset is evaluated for recoverability at the end of each reporting period if there is evidence or indication of impairment, and any impairment losses are recognized in the income statement and adjust the carrying amount of an asset for insurance acquisition cash flows. The asset for insurance acquisition cash flows is removed when the related group of insurance contracts is initially recognized and included in the measurement of the fulfillment cash flows for that group of insurance contracts.

- Discount rate

The Company measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Company calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term lead rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Company generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for the currency of Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risk

The Company explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Contractual service margin

At the time of initial recognition of a group of insurance contracts issued, the Company measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not recognize revenue or expenses from:

ⅰ) The amount of fulfillment future cash flows expected at initial recognition date for the group of insurance contracts.

ⅱ) All cash flows already incurred from contracts within the group of insurance contracts at the initial recognition date.

ⅲ) The acquisition cash flows allocated to the group of insurance contracts at the initial recognition date.

ⅳ) Other assets or liabilities recognized previously for cash flows associated with the group of insurance contracts at the initial recognition date.

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- The changes in fulfilment cashflows and contractual service margins

The Company re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future service are adjusted in the contractual service margin, while change in fulfilment cash flows related the current and past service are recognized in profit or loss. The Company also adjusts the contractual service margins for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated cash flows for liabilities for incurred claim, and other experience adjustments related to current and past services are not adjusted in the contractual service margins.

The Company calculates the carrying amounts of the contractual service margins at the end of the reporting period by adjusting the following amounts to the carrying amounts at the start of the reporting period.

ⅰ) the effect of any new contracts added to the group;

ⅱ) interest accreted on the carrying amount of the contractual service margins during the reporting period, measured at the discount rate determined at initial recognition;

ⅲ) the changes in fulfillment cash flows relating to future services except to the amounts of change in the fulfillment cash flows are allocated to the loss component or loss recovery component;

ⅳ) the effects of any currency exchange differences on the contractual service margin; and

ⅴ) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

- Loss components and loss recovery components

The Company considers an insurance contract as onerous contract at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and cash flows and any cash flows arising from the contract at that date of initial recognition in total are a net outflow. Additionally, the Company considers a group of insurance contracts becomes onerous on subsequent measurement if unfavorable changes relating to future services in fulfillment cash flows allocated to the group of insurance contracts exceed the carrying amount of the contractual service margins.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

The Company recognize a loss in profit or loss for the net outflow for the group of onerous contracts, resulting in the carrying amounts of the liability for the group being equal to the fulfillment cash flows and contractual service margin of the group being zero. Any portion at the initial recognition date in the group of onerous contracts that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that portfolio and recognized as a loss in the current period. After recognizing the loss component, the Company systematically allocates changes relating to future services in fulfillment cash flows on subsequent measurement between the loss component and the others based on established criteria. However, favorable changes relating to future services in fulfillment cash flows on subsequent measurement are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component’s exhaustion is then recognized as contractual service margin again.

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Company calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the liabilities for remaining coverage if the premium allocation approach is applied) for recognition of the current period’s profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component’s carrying amount for the group of the underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

④ Measurement of insurance liabilities (assets) under the variable fee approach

The Company applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following conditions at inception: The Company provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Company does not reassess the following conditions unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items

ii) The Company expects to pay to policyholder an amount equal to a substantial share of the fair value returns on the underlying items

iii) The Company expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee represents the amount deducted from the fair value of the underlying items, which is the portion not subject to fluctuations based on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the Company and the fluctuation in the cash flows not subject to variations based on the performance of the underlying items.

The Company measures the fulfillment cash flows under variable fee approach at the initial recognition date and at the end of the reporting period using the same general model. The carrying amounts of the contractual service margin at the end of the reporting period under variable fee approach is adjusted the following amounts to the carrying amounts at the start of the reporting period.

i) the effect of any new contracts added to the group;

ii) the change in the amounts of the entity’s share of the fair value of underlying items excluding recognition and reversal of loss components;

iii) the changes in fulfillment cash flows relating future services excluding recognition and reversal of loss components;

iv) the effects of any currency exchange differences on the contractual service margins; and

v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Company measures the residual insurance liabilities (assets) at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid in the case of reinsurance contracts), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount.

ⅰ) Premiums received during the reporting period. (Reinsurance premium paid for reinsurance contracts held)

ⅰⅰ) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows

ⅲ) Adjustments related to significant financing component.

ⅳ) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.

v) Investment component paid (received for reinsurance contracts held) or transferred to the liability for incurred claims.

The Company does not adjust the carrying amount of the Liabilities for remaining coverage at the initial recognition date if the coverage period of each contract within the group of insurance contracts does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts incurs losses, the Company performs impairment tests. If the cash flows for the fulfillment exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period and increases the liabilities for remaining coverage by the corresponding amount.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses

① Recognition of insurance revenue in general model and variable fee approach

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for issued group of insurance contracts. It consists of the sum of changes in the residual insurance liabilities and amounts related to insurance acquisition cash flows.

ⅰ) Insurance service costs incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, amounts allocated to loss components, insurance acquisition costs, amounts repayable to policyholders regardless of the occurrence of insurance events, and insurance contract loan execution amounts).

ⅱ) Changes in the risk adjustment for non-financial risk (excluding amounts allocated to loss components and changes related to future services).

ⅲ) Contractual service margin recognized in the current period as profit or loss, calculated based on the quantity of benefits payments and the expected duration of benefits for contracts within the group of insurance contracts, considering the frequency and severity of occurrence of benefits for the entire coverage units allocated to the current period.

ⅳ) Other amounts such as experience adjustments on premiums collected for current or past services.

Insurance revenue related to insurance acquisition cash flows is calculated by systematically allocating the portion of premiums associated with these cash flows over time, reflecting the recovery of these cash flows. The same amount is recognized as insurance service costs.

② Recognition of insurance revenue under the premium allocation approach.

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period. However, if the pattern of release of risk expected during the coverage period significantly differs from the passage of time, the expected premium income is allocated according to the pattern expected for the incurring of insurance service expenses.

③ Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

ⅰ) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment elements).

ⅱ) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).

ⅲ) Loss component recognized in the group of onerous contracts at initial recognition and the changes of loss component relating the future services.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses (continued)

④ The recognition of reinsurance revenue and reinsurance service expenses for groups of reinsurance contracts held.

The revenue and expenses arising from group of reinsurance contract held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of underlying insurance contract, with adjustments made to reflect the characteristics of reinsurance contracts (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

ⅳ) Modification and derecognition

The Company derecognizes the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is treated as changes in estimated of fulfilment cash flows. There were no instances during the current and prior periods where the original contract was derecognized and the modified contract was recognized as a new contract. When an insurance contract is extinguished (when the obligation specified in the insurance contract expires or is discharged or cancelled), the Company derecognizes the insurance contract, adjusts the estimated cash flows and contractual service margin related to the removed contract within the group of insurance contracts, and reflects the derecognized contract in the number of coverage units of the group of insurance contracts issued.

ⅴ) Change in accounting treatment of accounting estimates measured in the interim financial statements

The Company has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ⅵ) Presentation

The Company separately presents the carrying amounts of insurance contract portfolio, which is an asset, the carrying amounts of the insurance contract portfolio, which is a liability, the carrying amounts of the reinsurance contract portfolio held, which is an asset, and the carrying amounts of the reinsurance contract portfolio held, which is a liability, respectively, in the separate statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the separate statement of comprehensive income.

The Company includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Company has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For groups of insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to the policyholders, the finance income (expenses) is determined using an allocation that is based on the amounts credited in the period and expected to be credited in future periods. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

(q) Hybrid bonds

The Company classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented as part of equity.

(r) Income tax

Shinhan Financial Group, the parent company of the Company, reported and paid corporate taxes by considering the entire domestic subsidiary company, including the Company, as a single tax unit, and the consolidated tax burden amount was counted as the current corporate tax liability. The deferred tax liabilities and assets are recognized as temporary differences between the carrying amount of assets and liabilities and the tax value, and items directly attributable to the Company among the future tax burden to be paid for tax losses and tax credits that can be carried forward and deducted.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

3. Material accounting policies (continued)

(s) New standards and amendments not yet adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and revised K-IFRS Standards that have been issued but are not yet effective:

i) K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

In response to questions raised in practice and to incorporate new requirements, K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’ were amended. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The principal amendments are as follows. The group does not anticipate that the application of these amendments will have a material impact on its financial statements.

·
Permits, subject to specified criteria, a financial liability to be considered settled (derecognized) before the settlement date when it is settled through an electronic payment system

·
Clarifies and adds guidance for assessing whether a financial asset meets the criterion of consisting solely of payments of principal and interest

·
Requires disclosures, by class of financial instrument, of the effect on the entity of contractual terms that change the timing or amount of contractual cash flows and the extent of the entity’s exposure

·
Introduces additional disclosures for equity instruments designated at fair value through other comprehensive income

ii) K-IFRS 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces K-IFRS 1001 ‘Presentation of Financial Statements’ and introduces new requirements aimed at enhancing the comparability of financial performance among similar entities and providing users with more decision-useful information. The Company expects that the amendments will not affect the recognition or measurement of items in the financial statements and is assessing their impact on presentation and disclosure, including the statement of profit or loss and the disclosure of management-defined performance measures (MPMs).

K-IFRS 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. In accordance with the standard’s retrospective application requirements, comparative information for the annual reporting period ended December 31, 2026 will be restated in accordance with K-IFRS 1118.

iii) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There will be no material impact on the separate financial statements from these amendments.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and transaction price

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

- K-IFRS 1007 Statement of Cash Flows: Cost method

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Contracts referencing nature-dependent electricity

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

4. Summary of financial information

For the year ended December 31, 2025, the Company recognized (i) operating profit of ~~W~~796,686 million, consisting of ~~W~~704,153 million of insurance service result and ~~W~~92,533 million of net finance result; (ii) ~~W~~148 million of non-operating expense; and (iii) ~~W~~515,916 million of profit for the period.

The operating profit increased by ~~W~~58,117 million, insurance service result increased by ~~W~~45,772 million, net finance result increased by ~~W~~12,345 million, and profit for the period decreased by ~~W~~17,765 million as compared to the year ended December 31, 2024.

Insurance service result for the year ended December 31, 2025 includes revenue from the contractual service margin recognized in profit or loss for services provided amounting to ~~W~~735,228 million, and changes in risk adjustment amounting to ~~W~~185,069 million; and includes ~~W~~(-)14,443 million and ~~W~~15,931 million of experience adjustments on claims and operating expenses, respectively.

The insurance service result increased by ~~W~~45,772 million as compared to the year ended December 31, 2024 mainly due to an increase in the changes in risk adjustment, partially offset by decreases in experience adjustments.

Net finance result for the year ended December 31, 2025 includes ~~W~~1,397,700 million of net interest income, ~~W~~2,775,259 million of net insurance finance expenses, and ~~W~~1,470,092 million of net investment income on securities and others.

The net finance result has increased by ~~W~~12,345 million as compared to the year ended December 31, 2024 mainly due to an increase in investment income on securities and others, partially offset by decreases in net interest income and net insurance finance expenses.

Total assets are ~~W~~59,448,032 million as of December 31, 2025, including ~~W~~13,265,276 million of financial assets at fair value through profit or loss, ~~W~~35,288,458 million of securities at fair value through other comprehensive income, ~~W~~3,950,344 of securities at amortized cost, ~~W~~2,255,261 million of loans, ~~W~~2,286,855 million of cash and due from banks, and ~~W~~2,401,838 of derivative assets and others.

Total assets decreased by ~~W~~169,764 million as compared to the year ended December 31, 2024, mainly due to a decrease of securities at fair value through other comprehensive income caused by the increases in interest rates.

Total liabilities are ~~W~~53,208,738 million as of December 31, 2025, including ~~W~~47,912,623 million of insurance contract liabilities (for which the estimates of present value of future cash flows and contractual service margin are ~~W~~38,960,420 million and ~~W~~7,553,736 million, respectively); and ~~W~~5,296,115 million of reinsurance contract liabilities, investment contract liabilities and others in total.

Total liabilities increased by ~~W~~653,244 million as compared to the year ended December 31, 2024, mainly due to an increase in other liabilities resulting from the issuance of subordinated bonds, partially offset by a decrease in the estimates of present value of future cash flows caused by the increases in interest rates.

Total equity is ~~W~~6,239,294 million as of December 31, 2025, including ~~W~~578,274 million of capital stock, ~~W~~820,023 million of capital surplus, ~~W~~6,968,397 million of retained earnings, and ~~W~~2,128,291 million of accumulated other comprehensive loss.

Total equity decreased by ~~W~~823,008 million as compared to the year ended December 31, 2024, mainly due to a decrease in accumulated other comprehensive income caused by annual dividend paid, changes in discount rate assumptions, and other regulatory effects.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management

(a) Risk management overview

The Company operates a risk management system in order to systematically identify and measure various risks that may arise throughout the Company's overall business and manage them efficiently at a group-wide level, thereby promoting the Company's sound and sustainable development.

The main risks being managed include credit risk, market risk, interest rate risk, operational risk and liquidity risk. These risks are identified, measured, controlled, and reported in accordance with the risk management guidelines.

i) Risk management principles

The Company’s risk management is guided by the following core principles:

1
Carry out all operating activities within a predetermined risk appetite, in consideration of the balance of risk and returns;
2
Operate a risk management-related decision-making system that enhances management involvement;
3
Organize and operate a risk management organization that is independent from the sales and asset management departments;
4
Operate a performance management system that explicitly takes into account risks when making business decisions.
5
Aim for preemptive and practical risk management functions;
6
Share a careful view to prepare for possible deterioration of the situation even in normal conditions;
7
Diversify risks to prevent concentration of risks in specific sectors; and
8
Follow formal procedures or methods, such as documentation.

ii) Risk management organization

The basic policies and strategies for risk management are established by the Risk Management Committee within the Board of Directors. The Chief Risk-management Officer (“CRO”) assists the Risk Management Committee and establishes and implements detailed risk policies and strategies through the Risk Management Steering Committee, Investment Steering Committee, and the organization exclusively in charge of risk management.

① Risk Management Committee

The Risk Management Committee serves as the highest decision-making body for risk management. Chaired by an outside director, the Committee operates on a regular basis. It has established a comprehensive management system to formulate risk management policies—including the identification, measurement, monitoring, and control of risks—and to ensure that such risks are appropriately evaluated and managed.

② Risk Management Steering Committee

The Risk Management Steering Committee, as a committee under the Risk Management Committee, is established to comprehensively manage risks that may arise in the course of business at an operational level and performs the detailed tasks delegated by the Risk Management Committee for the efficient implementation of its risk management and resolution matters.

③ Investment Steering Committee

The Investment Steering Committee is responsible for making credit and investment decisions, credit risk management and credit policy. The Risk Management Committee delegates details for risk management and efficient implementation of resolutions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(a) Risk management overview (continued)

iii) Risk management procedures

The Company manages risks by identifying, measuring, and evaluating the various risks that the Company is exposed; controlling the risks by reflecting in management strategies and policies; and re-identifying risks through monitoring.

① Risk identification: identify risks by type that may occur in management activities, such as credit, market, interest rate, liquidity, etc.

② Risk measurement and evaluation: measure risk capital based on external (set by the Financial Service Commission) and internal standards and evaluate capital adequacy

③ Risk control: establish controls such as risk limits and appropriate investment limits and implement management framework

④ Risk monitoring: monitor any indicators of exceeding limits and risk factors regularly and report the results to management and committees.

(b) Credit risk

ⅰ) Definition and management objective

Credit risk is the risk of potential economic loss or the risk of a counterparty failing to meet its contractual obligations within terms of deposits, loans, securities etc., in which funds are provided in the form of loans or bond purchases, or a legal agreement of an underlying asset at a predetermined price to be exchanged at a specific future date, due to bankruptcy of a debtor, decrease in credit ratings, counterparty default etc. The Company aims to maintain risks within the manageable level and to minimize the realization of the risk.

ii) Management principles

The Company manages credit risk based on the following core principles:

① Establish credit quality management indicators and limits for credit loans, etc. and comply with them;

② Manage credit risk by credit analysis on a regular basis;

③ Comply with the credit risk limits and investment limits; and

④ Manage assets by organizing appropriate investment portfolios and avoid concentrations in any investments.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) Risk management

The Company manages various credit risks that may arise in loans, securities other than trading position, related non-operating assets, investments in associates and subsidiaries, deposits and due from banks, over-the-counter derivatives, and others.

① Risk Measurement Method

Credit risk is measured by inputting risk components according to the Company’s internal credit risk capital calculation method, and the calculation formula is as follows:

EAD(Exposure At Default) × f(PD, LGD, R, M)

Where:

EAD is exposure at default

PD is probability of default

LGD is loss given default

R is correlation

M is maturity

f is a function to calculate capital requirements outlined in the Basel

② Risk limit management and risk mitigation policy

The Company sets limits on credit allowances for each industry, affiliate, and corporate to manage credit risk. The risk management department monitors the compliance with those limits on a daily basis, the result of which is regularly reported to the management, as well as the Risk Management Committee.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Recognition and measurement of expected credit losses

① How to determine whether credit risk increases significantly after initial recognition

The Company assesses at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, and when assessing the significant increase in credit risk, the Company uses changes in the risk of a default occurring over the expected life of financial instrument, instead of using the changes in expected credit losses.

(i) Significant increase in credit risk

The Company considers that the credit risk of a financial asset has increased significantly after the initial recognition, if the number of days overdue for a specific exposure exceeds 30 days. The Company calculates overdue days from the earliest date when the Company has not fully received the contractual payments to be received from the borrower and the grace period granted to the borrower is not considered.

The Company periodically reviews the criteria for determining whether credit risk has increased significantly from the following points of view:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

② Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified but the financial asset was not derecognized, the Company assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Company recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Company recognizes the 12-months expected credit losses for that exposure again.

③ Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Recognition and measurement of expected credit losses (continued)

④ Reflection of forward-looking information

The Company reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Company utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

⑤ Measurement of expected credit loss

The main variables used to measure expected credit loss are as follows:

- Probability of Default (PD)

- Loss Given Default (LGD)

- Exposure At Default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

Risk factors of PD, LGD and EAD are collectively estimated.

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

⑥ Write-off of financial assets

The Company writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Company conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Maximum exposure to credit risk

Credit risk exposure the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.

The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

			2025
		General (*1)	Investment-linked (*2)	Total
Due from banks and loans at amortized cost (*3)(*4):
Banks	~~W~~	911,255	333,521	1,244,776
Retail
- Residential mortgage		351,850	-	351,850
- Others		183,117	-	183,117
Government/Public institutions/Central bank		150,085	41,300	191,385
Corporations
- Conglomerate		706,600	205,231	911,831
- SMEs		149,981	-	149,981
- Special financing		1,509,176	-	1,509,176
		3,962,064	580,052	4,542,116
Due from banks at fair value through profit or loss:
Banks		40,862	-	40,862
Securities at fair value through profit or loss		7,536,867	3,778,468	11,315,335
Securities at fair value through other comprehensive income		35,186,507	-	35,186,507
Securities at amortized cost (*4)		3,950,344	-	3,950,344
Derivative assets		33,817	657	34,474
Receivables at amortized cost (*4)		1,089,816	107,160	1,196,976
Off-balance sheet accounts
Unused loan commitments		373,782	-	373,782
Capital commitments		1,304,582	-	1,304,582
		1,678,364	-	1,678,364
	~~W~~	53,478,641	4,466,337	57,944,978

(*1) This is the total amount of general accounts and principal-and-interest guaranteed retirement pension products.

(*2) This is the total amount of variable life insurance and investment-linked retirement pension products.

(*3) The due from banks at amortized cost includes cash equivalents.

(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the carrying amount, net of credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Maximum exposure to credit risk (continued)

The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows: (continued)

			2024
		General (*1)	Investment-linked (*2)	Total
Due from banks and loans at amortized cost (*3)(*4):
Banks	~~W~~	932,763	291,575	1,224,338
Retail
- Residential mortgage		429,318	-	429,318
- Others		268,572	-	268,572
Government/Public institutions/Central bank		160,057	40,900	200,957
Corporations
- Conglomerate		45,188	121,954	167,142
- SMEs		168,292	-	168,292
- Special financing		1,879,706	-	1,879,706
		3,883,896	454,429	4,338,325
Due from banks at fair value through profit or loss:
Banks		35,450	-	35,450
Securities at fair value through profit or loss		6,587,790	3,768,210	10,356,000
Securities at fair value through other comprehensive income		37,486,020	-	37,486,020
Securities at amortized cost (*4)		3,931,915	-	3,931,915
Derivative assets		117,425	97	117,522
Receivables at amortized cost (*4)		1,029,633	114,995	1,144,628
Off-balance sheet accounts
Unused loan commitments		164,307	-	164,307
Capital commitments		1,354,692	-	1,354,692
		1,518,999	-	1,518,999
	~~W~~	54,591,128	4,337,731	58,928,859

(*1) This is the total amount of general accounts and principal-and-interest guaranteed retirement pension products.

(*2) This is the total amount of variable life insurance and investment-linked retirement pension products.

(*3) The due from banks at amortized cost includes cash equivalents.

(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the carrying amount, net of credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments

Details of financial assets by credit quality grade as of December 31, 2025 and 2024 are as follows:

		2025
		12-month expected credit loss		Lifetime expected credit loss		Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost (*2):
Banks	~~W~~	1,244,253	685	-	-	1,244,938	(162)	1,244,776	-
Retail
- Residential mortgage		333,100	6,346	9,637	3,232	352,315	(465)	351,850	347,381
- Others		162,033	17,529	5,900	16,756	202,218	(19,101)	183,117	-
Government/Public institutions/Central bank		191,447	-	-	-	191,447	(62)	191,385	-
Corporations
- Conglomerate		856,576	55,463	-	3,591	915,630	(3,799)	911,831	-
- SMEs		140,000	10,011	-	-	150,011	(30)	149,981	9,898
- Special financing		1,421,575	-	92,241	-	1,513,816	(4,640)	1,509,176	272,845
		4,348,984	90,034	107,778	23,579	4,570,375	(28,259)	4,542,116	630,124

Securities at fair value through other comprehensive income (*3)		35,186,507	-	-	-	35,186,507	-	35,186,507	-
Securities at amortized cost		3,950,527	-	-	-	3,950,527	(183)	3,950,344	-
Receivables at amortized cost		1,191,660	107	2,214	27,524	1,221,505	(24,529)	1,196,976	1,427
	~~W~~	44,677,678	90,141	109,992	51,103	44,928,914	(52,971)	44,875,943	631,551

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2025 and 2024 are as follows: (continued)

(*1) Each credit quality grade refers to as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.

(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~6,297 million.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		12-month expected credit loss		Lifetime expected credit loss		Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost (*2):
Banks	~~W~~	1,224,101	470	-	-	1,224,571	(233)	1,224,338	-
Retail
- Residential mortgage		405,191	9,175	12,042	3,330	429,738	(420)	429,318	423,658
- Others		241,302	26,824	10,756	14,644	293,526	(24,954)	268,572	-
Government/Public institutions/Central bank		201,024	-	-	-	201,024	(67)	200,957	-
Corporations
- Conglomerate		147,072	17,944	3,591	-	168,607	(1,465)	167,142	-
- SMEs		158,427	9,927	-	-	168,354	(62)	168,292	9,857
- Special financing		1,629,475	-	259,483	-	1,888,958	(9,252)	1,879,706	245,318
		4,006,592	64,340	285,872	17,974	4,374,778	(36,453)	4,338,325	678,833

Securities at fair value through other comprehensive income (*3)		37,486,020	-	-	-	37,486,020	-	37,486,020	-
Securities at amortized cost		3,932,100	-	-	-	3,932,100	(185)	3,931,915	-
Receivables at amortized cost		1,138,588	222	2,498	36,207	1,177,515	(32,887)	1,144,628	1,167
	~~W~~	46,563,300	64,562	288,370	54,181	46,970,413	(69,525)	46,900,888	680,000

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2025 and 2024 are as follows: (continued)

(*1) Each credit quality grade refers to as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.

(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~7,565 million.

Impairment information related to credit risk of off-balance sheet accounts

Impairment information related to credit risk of unused loan commitments and capital commitments as of December 31, 2025 and 2024 are as follows:

		2025		2024
		Credit risk exposure for 12-month expected credit loss	Lifetime expected credit loss	Credit risk exposure for 12-month expected credit loss	Lifetime expected credit loss
Grade 1	~~W~~	1,678,364	-	1,518,757	-
Grade 2		-	-	-	242
	~~W~~	1,678,364	-	1,518,757	242

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments held, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2025
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
Due from banks and loans at amortized cost (*):
Banks	~~W~~	1,244,776	-	-	-	-	-	-	-	1,244,776
Retail
- Residential mortgage		-	-	-	-	-	-	-	351,850	351,850
- Others		-	-	-	-	-	-	-	183,117	183,117
Government/Public institutions/Central bank		149,949	-	-	-	-	-	41,436	-	191,385
Corporations
- Conglomerate		891,909	19,922	-	-	-	-	-	-	911,831
- SMEs		140,005	-	-	9,898	-	-	78	-	149,981
- Special financing		194,120	13,796	-	716,360	-	-	584,900	-	1,509,176
		2,620,759	33,718	-	726,258	-	-	626,414	534,967	4,542,116
Due from banks at fair value through profit or loss		40,862	-	-	-	-	-	-	-	40,862
Securities at fair value through profit or loss		500,927	39,195	9,903	66,018	4,707	-	10,694,585	-	11,315,335
Securities at fair value through other comprehensive income		5,714,492	856,204	125,364	934,951	346,947	12,345	27,196,204	-	35,186,507
Securities at amortized cost		159,983	-	-	117,502	9,996	-	3,662,863	-	3,950,344
Derivative assets		34,474	-	-	-	-	-	-	-	34,474
Off-balance sheet accounts
Unused loan commitments		26,180	-	-	305,867	-	-	41,735	-	373,782
Capital commitments		-	-	-	-	-	-	1,304,582	-	1,304,582
	~~W~~	9,097,677	929,117	135,267	2,150,596	361,650	12,345	43,526,383	534,967	56,748,002

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial instruments held, net of allowance, as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
Due from banks and loans at amortized cost (*):
Banks	~~W~~	1,224,338	-	-	-	-	-	-	-	1,224,338
Retail
- Residential mortgage		-	-	-	-	-	-	-	429,318	429,318
- Others		-	-	-	-	-	-	-	268,572	268,572
Government/Public institutions/Central bank		159,941	-	-	-	-	-	41,016	-	200,957
Corporations
- Conglomerate		144,428	19,921	-	-	-	-	2,793	-	167,142
- SMEs		883	5,974	-	139,998	-	9,857	11,580	-	168,292
- Special financing		13,347	109,102	-	939,088	105,711	-	712,458	-	1,879,706
		1,542,937	134,997	-	1,079,086	105,711	9,857	767,847	697,890	4,338,325
Due from banks at fair value through profit or loss		35,450	-	-	-	-	-	-	-	35,450
Securities at fair value through profit or loss		621,791	74,144	-	77,233	7,916	-	9,574,916	-	10,356,000
Securities at fair value through other comprehensive income		6,596,291	1,030,373	203,160	1,135,078	442,795	12,160	28,066,163	-	37,486,020
Securities at amortized cost		160,027	-	-	118,643	9,996	-	3,643,249	-	3,931,915
Derivative assets		117,522	-	-	-	-	-	-	-	117,522
Off-balance sheet accounts
Unused loan commitments		-	-	-	98,777	22,672	-	42,858	-	164,307
Capital commitments		-	-	-	-	-	-	1,354,692	-	1,354,692
	~~W~~	9,074,018	1,239,514	203,160	2,508,817	589,090	22,017	43,449,725	697,890	57,784,231

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2025
		Korea	USA	UK	Japan	Other	Total
Due from banks and loans at amortized cost (*)
Banks	~~W~~	1,076,478	95,864	-	101	72,333	1,244,776
Retail
- Residential mortgage		351,850	-	-	-	-	351,850
- Others		183,117	-	-	-	-	183,117
Government/Public institutions/Central bank		191,385	-	-	-	-	191,385
Corporations
- Conglomerate		898,387	8,394	102	747	4,201	911,831
- SMEs		149,981	-	-	-	-	149,981
- Special financing		1,509,176	-	-	-	-	1,509,176
		4,360,374	104,258	102	848	76,534	4,542,116
Due from banks at fair value through profit or loss		-	40,862	-	-	-	40,862
Securities at fair value through profit or loss		9,791,832	1,355,400	33,660	25,068	109,375	11,315,335
Securities at fair value through other comprehensive income		31,660,305	1,795,051	48,800	109,450	1,572,901	35,186,507
Securities at amortized cost		3,950,344	-	-	-	-	3,950,344
Derivative assets		33,817	550	10	-	97	34,474
Off-balance sheet accounts
Unused loan commitments		373,782	-	-	-	-	373,782
Capital commitments		1,266,883	11,195	-	-	26,504	1,304,582
	~~W~~	51,437,337	3,307,316	82,572	135,366	1,785,411	56,748,002

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		Korea	USA	UK	Japan	Other	Total
Due from banks and loans at amortized cost (*)
Banks	~~W~~	1,023,043	68,915	-	103	132,277	1,224,338
Retail
- Residential mortgage		429,318	-	-	-	-	429,318
- Others		268,572	-	-	-	-	268,572
Government/Public institutions/Central bank		200,957	-	-	-	-	200,957
Corporations
- Conglomerate		152,416	10,137	149	762	3,678	167,142
- SMEs		168,292	-	-	-	-	168,292
- Special financing		1,879,706	-	-	-	-	1,879,706
		4,122,304	79,052	149	865	135,955	4,338,325
Due from banks at fair value through profit or loss		-	35,450	-	-	-	35,450
Securities at fair value through profit or loss		8,892,565	1,260,681	33,557	24,990	144,207	10,356,000
Securities at fair value through other comprehensive income		34,845,378	1,240,842	45,250	-	1,354,550	37,486,020
Securities at amortized cost		3,931,915	-	-	-	-	3,931,915
Derivative assets		117,425	52	45	-	-	117,522
Off-balance sheet accounts
Unused loan commitments		164,307	-	-	-	-	164,307
Capital commitments		1,312,488	12,871	-	-	29,333	1,354,692
	~~W~~	53,386,382	2,628,948	79,001	25,855	1,664,045	57,784,231

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(c) Market risk

i) Definition and management objective

Market risk refers to the risk of changes in the market value of the Company’s asset portfolio due to changes in market prices, such as stock prices, interest rates and foreign exchange rates; and the variable insurance guarantee risk. The Company aims to maintain these market risks within a certain range and minimize the realization of risks.

ii) Management Principles

The Company’s risk management principles for market risk are as follows:

① Manage through periodic forecasts for financial market variables such as interest rates, stock prices, and exchange rates;

② Comply with market risk limits and investment limits;

③ Operate stop-loss limits to control risks within a certain range, and obtain a resolution on establishing or amending the stop-loss criterion from the Risk Management Committee; and

④ Compose and manage a diversified portfolio and avoids concentrated investments.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Risk management

The Company manages market risks, from a trading position, on securities, derivatives, assets and liabilities denominated in foreign currencies, and assets and liabilities of variable insurance.

① Market risk measurement technique

Market risk VaR (Value At Risk) is measured using the Delta-Normal method based on the volatility of price, interest rate, and exchange rate-related assets over the preceding one year, aiming to estimate the maximum potential loss that could occur within the target period at the specified confidence level. The variable insurance guarantee risk amount is measured using shock scenario methodology.

② Risk management and risk reduction policy

The Company regulates various limits, including the VaR limit, to manage market risk. Market risk limits are assigned on a daily basis by VaR to check business compliance. Risk management departments regularly monitor whether the operation department complies with these limits and report them to the management and Risk Management Committee.

③ Foreign exchange risk

Since the Company holds foreign currency assets, it is exposed to the risk of dollar and other foreign currency-related exchange rate volatilities.

The Company calculates the exposure by converting the foreign currency assets and contractual amounts held at the exchange rate at the end of the reporting period, and hedges foreign currency assets to avoid currency risks arising from foreign investment. Accordingly, through currency swaps or currency forward contracts when investing in foreign bonds, the Company offsets any gains or losses arising from foreign exchange rate fluctuations that may occur during future investments.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(c) Market risk (continued)

iv) Types of market risk

The details of the VaR for the trading positions held by the Company as of December 31, 2025 and 2024 are as follows:

		2025
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	314	633	128	145
Stock price risk		11,705	17,365	8,345	17,365
Foreign exchange risk		65,588	75,889	52,903	71,959
Option volatility risk		193	559	128	128
Total	~~W~~	77,800	94,446	61,504	89,597

(*) As of December 31, 2025, the market risk exposure for investment-linked assets held is ~~W~~5,687,547 million and the minimum guaranteed risk amount that may have an impact on the Company calculated using the internal shock scenario method is ~~W~~264,326 million.

		2024
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	424	600	254	254
Stock price risk		5,370	9,069	1,176	7,716
Foreign exchange risk		59,747	73,057	48,049	64,051
Option volatility risk		966	1,287	121	559
Total	~~W~~	66,507	84,013	49,600	72,580

(*) As of December 31, 2024, the market risk exposure for investment-linked assets held is ~~W~~4,956,743 million and the minimum guaranteed risk amount that may have an impact on the Company calculated using the internal shock scenario method is ~~W~~280,577 million.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of USD, EUR, AUD, SEK, and Won)

		2025
		USD		EUR		AUD		SEK		Others (*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets:
Cash and due from banks at amortized cost	~~W~~	61	87,921	1	1,634	1	1,275	-	-	2	2,603	93,433
Due from banks at FVTPL		28	40,862	-	-	-	-	-	-	-	-	40,862
Securities at FVTPL		1,033	1,482,323	31	51,638	1	769	-	-	21	29,480	1,564,210
Securities at FVOCI		1,754	2,516,822	360	606,976	655	629,854	3,501	546,039	110	158,250	4,457,941
Receivables at amortized cost		169	243,013	6	10,708	11	10,140	68	10,673	1	1,611	276,145
	~~W~~	3,045	4,370,941	398	670,956	668	642,038	3,569	556,712	134	191,944	6,432,591
Liabilities:
Other financial liabilities	~~W~~	-	345	-	-	-	-	-	-	-	314	659
	~~W~~	-	345	-	-	-	-	-	-	-	314	659
On-balance, net exposure	~~W~~	3,045	4,370,596	398	670,956	668	642,038	3,569	556,712	134	191,630	6,431,932
Off-balance derivative net exposure (*2)		(2,739)	(3,930,717)	(466)	(785,119)	(764)	(733,880)	(4,480)	(698,702)	(109)	(156,293)	(6,304,711)
Net position	~~W~~	306	439,879	(68)	(114,163)	(96)	(91,842)	(911)	(141,990)	25	35,337	127,221

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amounts

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows: (continued)

(In millions of USD, EUR, AUD, SEK, and Won)

		2024
		USD		EUR		AUD		SEK		Others (*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets:
Cash and due from banks at amortized cost	~~W~~	39	57,586	1	2,204	1	825	-	-	1	2,032	62,647
Due from banks at FVTPL		24	35,450	-	-	-	-	-	-	-	-	35,450
Securities at FVTPL		940	1,380,821	57	86,391	1	1,231	-	-	20	29,399	1,497,842
Securities at FVOCI		1,432	2,104,843	310	474,405	626	572,342	3,687	491,250	31	45,250	3,688,090
Receivables at amortized cost		133	196,260	5	7,724	10	8,912	68	9,117	-	615	222,628
	~~W~~	2,568	3,774,960	373	570,724	638	583,310	3,755	500,367	52	77,296	5,506,657
Liabilities:
Other financial liabilities	~~W~~	-	244	-	-	-	-	-	-	-	-	244
	~~W~~
On-balance, net exposure	~~W~~	2,568	3,774,716	373	570,724	638	583,310	3,755	500,367	52	77,296	5,506,413
Off-balance derivative net exposure (*2)		(2,424)	(3,563,417)	(413)	(631,128)	(708)	(646,718)	(4,480)	(596,833)	(27)	(40,229)	(5,478,325)
Net position	~~W~~	144	211,299	(40)	(60,404)	(70)	(63,408)	(725)	(96,466)	25	37,067	28,088

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amounts

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(d) Interest rate risk

i) Definition and management objective

Interest rate risk refers to the risk of a decline in net asset value or a decrease in net interest income resulted from unfavorable changes in interest rates or maturity mismatch between assets and liabilities. The Company aims to manage changes in profits, resulting from changes in interest rates, within the acceptable levels and to maintain stable net asset value.

ii) Risk management principles

The Company’s risk management principles for interest rate risk are as follows:

① Manage through periodic forecasts for market variables related to interest rates;

② Comply with interest rate risk limits and investment limits; and

③ Measures and manages risks through duration gap analysis, net asset value simulations, and maximum loss estimates.

iii) Risk management

The Company manages interest rate risks in interest-bearing assets (non-trading assets invested for the purpose of receiving interests and derivatives held for hedging) and interest-bearing liabilities (insurance contract liabilities and borrowings).

① Risk measurement method

The risk is measured by (i) the fair value of net assets at the interest rate level at the reporting date measured using a number of stochastic interest rate scenarios and deterministic scenarios generated based on economic scenarios, less (ii) the fair value of net assets based on a scenario at the 99.5% confidence level.

② Risk limit management and risk mitigation policy

The Company sets limits for interest rate risk management and the risk management department monitors the compliance with the limits on a monthly basis, the result of which is regularly reported to management, as well as the Risk Management Committee.

iv) Current status of risk

As of December 31, 2025, the interest risk for the non-trading position held by the Company is ~~W~~1,243,781 million, which decreased by ~~W~~504,898 million as compared to December 31, 2024 primarily due to the increases in market interest rates, the reflection of asset decomposition for assets included in indirect investment vehicles, the execution of bond forward contracts and reinsurance ceded under coinsurance arrangements, and the changes in actuarial and economic assumptions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

5. Financial risk management (continued)

(e) Liquidity risk

i) Definition and management objective

Liquidity risk refers to the risk that arises from the inability to respond to situation such as maturity mismatch between assets and liabilities or unexpected fund outflows. The Company aims to (i) prevent insolvency due to lack of funds, (ii) minimize the risk of disposing assets held or borrowing funds abnormally or losing investment opportunities that resulted from a maturity mismatch between financing and operating, and (iii) maintain stable profitability.

ii) Management principles

The Company’s risk management principles of liquidity risk are as follows:

① Retain management strategies including liquidity risk management goals, management policies, and internal control systems;

② Establish a framework to calculate and manage an actual liquidity gap that reflects actual maturity of assets and liabilities, real cash flows based on changes in consumer behavior (such as overdue), off-balance sheet transactions, new transaction or financing amounts;

③ Manage risks by conducting a liquidity forecast analysis on a regular basis, and avoid concentration of financial and operational activities at a certain point of time;

④ Comply with liquidity risk limits; and

⑤ Establish risk management plans for a liquidity crisis.

iii) Risk management

The Company manages liquidity risks in all items that accompany cash inflows and outflows such as assets and liabilities on the balance sheet and off-balance sheet transactions.

① Risk measurement method

The risk of insufficient fund is measured based on the 3-month real liquidity gap.

② Risk limit management and risk mitigation policy

The Company sets and monitors various indicators for liquidity risk management and regularly reports them to the management and the Risk Management Committee. The Company prepares for a liquidity crisis by establishing an emergency financing plan to secure liquidity in case of an unexpected liquidity shortage.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(e) Liquidity risk (continued)

iv) Contractual maturities for financial instruments and off-balance sheet accounts

Contractual maturities for financial instruments and off-balance sheet accounts as of December 31, 2025 and 2024 are as follows:

			2025
		Due in 1 month or less	Due after 1 month through 3 months	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Non-derivative financial assets:
Cash and due from banks at amortized cost	~~W~~	1,082,409	160,022	2,247	7,079	228,377	982,877	2,463,011
Due from banks at fair value through profit or loss		-	-	-	-	-	40,862	40,862
Securities at fair value through profit or loss		4,216,934	27,763	157,841	358,645	2,193,472	6,269,759	13,224,414
Securities at fair value through other comprehensive income		91,593	128,245	181,257	298,874	5,049,067	29,539,422	35,288,458
Securities at amortized cost		8,776	787,207	10,258	27,112	501,527	3,735,253	5,070,133
Loans at amortized cost		57,374	122,086	113,849	204,935	792,775	1,559,894	2,850,913
Receivables at amortized cost		110,124	24,625	7,429	67,514	350,280	663,553	1,223,525
	~~W~~	5,567,210	1,249,948	472,881	964,159	9,115,498	42,791,620	60,161,316

Non-derivative financial liabilities:
Debentures	~~W~~	-	8,150	8,150	16,300	882,900	-	915,500
Other financial liabilities(*1)		170,793	40,913	10,196	414,719	29,259	14	665,894
Lease liabilities(*1)		3,267	4,721	8,892	16,634	35,327	-	68,841
Investment contract liabilities		189,704	15,843	91,042	159,182	1,085,912	-	1,541,683
	~~W~~	363,764	69,627	118,280	606,835	2,033,398	14	3,191,918

Derivatives:
Cash inflows(*2)	~~W~~	132,809	187,596	470,973	596,506	3,914,657	702,040	6,004,581
Cash outflows(*2)		(159,573)	(1,125,495)	(616,661)	(722,646)	(6,941,989)	(796,258)	(10,362,622)
	~~W~~	(26,764)	(937,899)	(145,688)	(126,140)	(3,027,332)	(94,218)	(4,358,041)

Off-balance sheet accounts:
Unused loan commitments	~~W~~	373,782	-	-	-	-	-	373,782
Capital commitments		1,304,582	-	-	-	-	-	1,304,582
	~~W~~	1,678,364	-	-	-	-	-	1,678,364

(*1) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities and other financial liabilities.

(*2) Derivatives for hedging are contractual amounts, including principal and interest, while derivatives for trading are at the carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

5. Financial risk management (continued)

(e) Liquidity risk (continued)

iv) Contractual maturities for financial instruments and off-balance sheet accounts (continued)

Contractual maturities for financial instruments and off-balance sheet accounts as of December 31, 2025 and 2024 are as follows: (continued)

			2024
		Due in 1 month or less	Due after 1 month through 3 months	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Non-derivative financial assets:
Cash and due from banks at amortized cost	~~W~~	411,272	133,235	2,333	10,407	238,383	941,880	1,737,510
Due from banks at fair value through profit or loss		-	-	-	-	-	35,450	35,450
Securities at fair value through profit or loss		578,738	29,553	52,179	232,553	2,758,457	7,893,053	11,544,533
Securities at fair value through other comprehensive income		101,019	159,135	301,887	518,381	5,751,768	30,815,245	37,647,435
Securities at amortized cost		271	43,499	5,435	47,290	1,286,246	3,809,549	5,192,290
Loans at amortized cost		57,514	183,341	143,029	390,108	924,467	1,802,924	3,501,383
Receivables at amortized cost		128,209	6,482	2,942	72,947	341,764	627,729	1,180,073
	~~W~~	1,277,023	555,245	507,805	1,271,686	11,301,085	45,925,830	60,838,674

Non-derivative financial liabilities:
Debentures	~~W~~	-	3,900	3,900	7,800	339,000	-	354,600
Other financial liabilities(*1)		154,298	52,957	8,758	220,408	24,835	19	461,275
Lease liabilities(*1)		2,974	5,812	8,584	16,336	46,901	-	80,607
Investment contract liabilities		106,106	201,023	286,458	404,864	334,017	-	1,332,468
	~~W~~	263,378	263,692	307,700	649,408	744,753	19	2,228,950

Derivatives:
Cash inflows(*2)	~~W~~	49,753	170,259	421,154	675,508	3,488,758	340,458	5,145,890
Cash outflows(*2)		(57,709)	(277,736)	(485,421)	(778,333)	(6,423,718)	(504,308)	(8,527,225)
	~~W~~	(7,956)	(107,477)	(64,267)	(102,825)	(2,934,960)	(163,850)	(3,381,335)

Off-balance sheet accounts:
Unused loan commitments	~~W~~	164,307	-	-	-	-	-	164,307
Capital commitments		1,354,692	-	-	-	-	-	1,354,692
	~~W~~	1,518,999	-	-	-	-	-	1,518,999

(*1) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities and other financial liabilities.

(*2) Derivatives for hedging are contractual amounts, including principal and interest, while derivatives for trading are at the carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

6. Insurance risk management

(a) Overview of insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there are more similar insurance contracts or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Company takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. In addition, if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policyholders.

Insurance accidents in life insurance include not only the death of the policyholders (insured) but also survival, disability and hospitalization.

The Company basically classifies the Company's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into life insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked, and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Company assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Company assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

The Company uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

6. Insurance risk management (continued)

(a) Overview of the insurance risk (continued)

① Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, the Company can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

② Reinsurance strategy

The risk of reinsurance contracts held to the Company is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Company shall be determined by considering the Company's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Company's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about the Company's insurance liabilities.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

6. Insurance risk management (continued)

(b) Insurance risk management policy

i) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of the Company’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

The Company divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to the Company in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, the Company calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

ii) Insurance risk management organization and management method

The Company measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, the Company establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Company supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management

The Company develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

6. Insurance risk management (continued)

(b) Insurance risk management policy (continued)

ii) Insurance risk management organization and management method (continued)

② Interest rate risk management

The Company establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Company also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

③ Liquidity risk management

The Company inspects and manages the amount of claims paid insurance and liquid assets periodically.

④ Equity price risk management

Equity price risk is managed in accordance with established management principles, including periodic forecasting, compliance with risk limits and investment limits, and the establishment and operation of appropriate portfolios. In addition, equity price risk is measured periodically and monitored by the risk management department, and the results are reported to management and the Risk Management Committee. Detailed information on equity price risk management is disclosed in Note 5 ‘Financial risk management.’

(c) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the risk-based capital ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

6. Insurance Risk management (continued)

(d) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. The Company's reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when the Company's financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Company manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Company's liabilities and discretionary participation features, are factors used to determine the level of risk associated with the Company's liquidity.

The purpose of the Company's management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Company's main liquidity risk management methods are as follows:

- Regularly inspect and manage the amount of insurance payments and liquid assets

- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

- Monitoring liquidity ratios by running liquidity stress tests

- Establishment of asset liability management strategy considering insurance contract liability cash flow

④ Market risk

Market risk refers to the risk of loss arising when the Company's financial position fluctuates unfavorably due to adverse price fluctuations such as stock prices and exchange rates. The Company carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(e) Concentration of insurance risk

i) The concentration of insurance risks (based on the fulfilment cash flows) by region as of December 31, 2025 and 2024 are as follow:

		2025
		Insurance contracts
		Participating	Non-Participating	Variable	Reinsurance contracts	Total
Domestic	~~W~~	4,959,061	29,808,664	5,591,163	53,047	40,411,935

		2024
		Insurance contracts
		Participating	Non-Participating	Variable	Reinsurance contracts	Total
Domestic	~~W~~	5,200,167	31,160,425	4,834,945	345,177	41,540,714

ii) The amount of foreign currency insurance liabilities (based on the fulfilment cash flows) as of December 31, 2025 and 2024 are as follow:

(In thousands of USD and EUR, and			2025		2024
in millions of won)			Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign Currency Insurance Liabilities	USD	~~W~~	279,946	401,695	168,209	247,267
- Non-participating	EUR		110	185	119	182
		~~W~~		402,880		247,449

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2025 and 2024 are as follows:

i) Participating insurance contracts

	2025
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	4,738,480	130,865	-	-
Mortality rate	increased by 3.27%		4,732,654	127,293	9,398	(1,887)
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		4,742,230	126,951	165	115
Long-term property and other	increased by 4.19%		4,738,480	130,865	-	-
Lapse rate(increase)	increased by 9.16%		4,726,618	130,294	12,433	(6,606)
Lapse rate(decrease)	decreased by 9.16%		4,750,500	131,545	(12,700)	6,861
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		4,743,228	128,161	(2,044)	611

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

	2024
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	4,979,280	118,533	-	-
Mortality rate	increased by 3.27%		4,974,196	114,164	9,453	(1,895)
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		4,984,691	113,928	(806)	124
Long-term property and other	increased by 4.19%		4,979,280	118,533	-	-
Lapse rate(increase)	increased by 9.16%		4,963,981	120,301	13,532	(5,710)
Lapse rate(decrease)	decreased by 9.16%		4,994,968	116,666	(13,820)	5,949
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		4,984,797	115,214	(2,197)	484

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks (continued)

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2025 and 2024 are as follows: (continued)

ii) Non-participating insurance contracts

	2025
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	28,288,556	7,199,651	-	-
Mortality rate	increased by 3.27%		28,406,579	7,081,232	397	(2,440)
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		29,032,742	6,553,779	(98,314)	41,408
Long-term property and other	increased by 4.19%		28,288,556	7,199,651	-	-
Lapse rate(increase)	increased by 9.16%		29,032,371	6,475,155	(19,318)	(78,503)
Lapse rate(decrease)	decreased by 9.16%		27,470,393	8,000,387	17,427	82,187
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		28,487,259	7,007,703	(6,755)	15,146

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

	2024
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	29,627,853	6,969,672	-	-
Mortality rate	increased by 3.27%		29,749,337	6,848,600	(411)	(9,443)
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		30,300,967	6,324,390	(27,831)	14,386
Long-term property and other	increased by 4.19%		29,627,853	6,969,672	-	-
Lapse rate(increase)	increased by 9.16%		30,338,377	6,275,939	(16,791)	(89,404)
Lapse rate(decrease)	decreased by 9.16%		28,845,362	7,734,641	17,522	98,708
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		29,820,711	6,782,260	(5,446)	8,158

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks (continued)

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2025 and 2024 are as follows: (continued)

iii) Variable insurance contracts

	2025
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	5,528,259	223,218	-	-
Mortality rate	increased by 3.27%		5,542,000	218,227	(8,750)	2,058
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		5,553,328	218,469	(20,320)	2,632
Long-term property and other	increased by 4.19%		5,528,259	223,218	-	-
Lapse rate(increase)	increased by 9.16%		5,585,976	190,331	(24,830)	(9,064)
Lapse rate(decrease)	decreased by 9.16%		5,464,450	278,118	8,909	9,826
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		5,541,523	216,204	(6,250)	1,203

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

	2024
	Sensitivity(*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	4,773,118	135,908	-	-
Mortality rate	increased by 3.27%		4,788,129	128,304	(7,407)	1,386
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		4,797,541	129,336	(17,851)	1,666
Long-term property and other	increased by 4.19%		4,773,118	135,908	-	-
Lapse rate(increase)	increased by 9.16%		4,824,350	106,919	(22,243)	(9,536)
Lapse rate(decrease)	decreased by 9.16%		4,716,553	190,190	2,282	10,428
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		4,786,747	127,067	(4,787)	981

(*1) The amounts are before reflecting the reinsurance effect.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks (continued)

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2025 and 2024 are as follows: (continued)

iv) After reflecting the reinsurance effect

	2025
	Sensitivity (*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	38,727,725	7,062,840	-	-
Mortality rate	increased by 3.27%		38,845,670	6,943,850	1,045	(2,160)
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		39,445,049	6,463,985	(118,469)	41,920
Long-term property and other	increased by 4.19%		38,727,725	7,062,840	-	-
Lapse rate(increase)	increased by 9.16%		39,477,221	6,345,060	(31,715)	(92,695)
Lapse rate(decrease)	decreased by 9.16%		37,900,620	7,876,309	13,636	97,419
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		38,944,441	6,861,174	(15,050)	16,960

(*1) The amounts represent the aggregate of participating, non-participating, and variable insurance contracts.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

	2024
	Sensitivity (*2)		Base amount and base amount after change		Impact on profit or loss and equity (before tax)
			Fulfillment cash flows (*3)	Contractual service margin	Profit or loss (*4)	Other comprehensive income
Base amount		~~W~~	39,819,864	6,869,326	-	-
Mortality rate	increased by 3.27%		39,946,680	6,740,875	1,635	8,702
Morbidity (fixed compensation) Morbidity (actual loss compensation)	increased by 3.40% increased by 2.62%		40,478,965	6,256,714	(46,488)	34,285
Long-term property and other	increased by 4.19%		39,819,864	6,869,326	-	-
Lapse rate(increase)	increased by 9.16%		40,533,222	6,181,469	(25,501)	(86,772)
Lapse rate(decrease)	decreased by 9.16%		39,031,830	7,651,376	5,984	133,903
Operating expense Operating expense(inflation)	increased by 2.62% increased by 0.26%p		40,031,868	6,669,753	(12,430)	9,624

(*1) The amounts represent the aggregate of participating, non-participating, and variable insurance contracts.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4)The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(g) Credit risk arising from insurance contracts

The amount of the reinsurance contracts assets held by risk level as of December 31, 2025 and 2024 are as follow:

		2025		2024
		Reinsurance contract assets for remaining coverage	Reinsurance contract assets for incurred claims	Reinsurance contract assets for remaining coverage	Reinsurance contract assets for incurred claims
AA+ ~ AA-	~~W~~	335,136	20,462	-	146

(h) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit or loss on equity as of December 31, 2025 and 2024 are as follow:

① Interest rate risk exposure

		2025	2024
Exposure to financial instruments measured at fair value (*1)	~~W~~	47,717,387	48,843,348
Insurance contract exposure (*2)
Participating		4,738,480	4,979,280
Non-participating		28,289,432	29,628,025
Variable		5,528,259	4,773,118
Others (*3)		172,430	439,613
Net exposure (financial instruments less insurance contracts)		8,988,786	9,023,313

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2) It is the amount of insurance contract liabilities and reinsurance contract assets (liabilities) for remaining coverage, less contractual service margin.

(*3) The amount relates to reinsurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(h) Interest rate risk arising from insurance contracts (continued)

The impact of exposure to interest rate risk and interest rate changes on profit or loss on equity as of December 31, 2025 and 2024 are as follow: (continued)

② Interest Rate Risk Sensitivity

			2025		2024
			Effects on profit or loss	Effects on equity	Effects on profit or loss	Effects on equity
100bp Increase	Insurance contracts (*1)
	Participating	~~W~~	-	509,420	-	539,618
	Non-participating		-	4,535,425	-	3,772,927
	Variable		-	21,308	-	44,699
	Reinsurance contracts (*1)		-	255,489	-	50,365
	Financial assets (*2)		(26,466)	(4,736,892)	(35,934)	(4,777,699)
100bp Decrease	Insurance contracts (*1)
	Participating		-	(620,972)	-	(658,212)
	Non-participating		-	(5,802,811)	-	(5,332,780)
	Variable		-	(60,875)	-	(82,742)
	Reinsurance contracts (*1)		-	(308,842)	-	(59,948)
	Financial assets (*2)		26,563	5,800,791	35,934	5,837,965

(*1) This is the effects on equity (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit or loss effects are the changes in financial assets recognized at fair value through profit or loss, and the equity effects are the changes in financial assets at fair value through other comprehensive income and interest rate derivatives.

(i) Equity price risk arising from insurance contracts

The effects of changes in equity prices on profit or loss and equity as of December 31, 2025 and 2024 are as follows:

			2025		2024
			Effects on profit or loss	Effects on equity	Effects on profit or loss	Effects on equity
10% Increase	Insurance contracts
	Participating	~~W~~	-	-	-	-
	Non-participating		-	-	-	-
	Variable		(255,595)	-	(193,578)	-
	Reinsurance contracts		-	-	-	-
	Financial assets		255,595	-	193,578	-
10% Decrease	Insurance contracts
	Participating		-	-	-	-
	Non-participating		-	-	-	-
	Variable		255,595	-	193,578	-
	Reinsurance contracts		-	-	-	-
	Financial assets		(255,595)	-	(193,578)	-

(*) The analysis is based on assets related to variable annuity and savings insurance contracts to which the variable fee approach is applied, and the profit or loss effects represent changes in financial assets at fair value through profit or loss.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(j) Liquidity risk arising from insurance contracts

As of December 31, 2025 and 2024, the amount of undiscounted remaining contractual cash flows by maturity date are as follow. This amount does not include liabilities for remaining coverage (insurance contracts and reinsurance contracts) measured by applying the premium allocation approach.

		2025
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts
Participating insurance:
Cash inflows	~~W~~	34,397	25,425	20,141	16,443	13,515	63,988	173,909
Cash outflows		(240,847)	(253,700)	(255,690)	(258,371)	(261,112)	(8,042,439)	(9,312,159)
		(206,450)	(228,275)	(235,549)	(241,928)	(247,597)	(7,978,451)	(9,138,250)

Non-participating insurance:
Cash inflows		6,331,260	5,662,522	5,010,684	4,358,197	3,771,019	51,088,737	76,222,419
Cash outflows		(5,068,663)	(4,871,804)	(4,780,238)	(4,705,099)	(4,437,033)	(134,903,633)	(158,766,470)
		1,262,597	790,718	230,446	(346,902)	(666,014)	(83,814,896)	(82,544,051)

Variable insurance
Cash inflows		437,302	361,966	297,826	249,995	213,177	2,158,311	3,718,577
Cash outflows		(948,429)	(855,175)	(765,759)	(669,433)	(604,609)	(8,817,026)	(12,660,431)
		(511,127)	(493,209)	(467,933)	(419,438)	(391,432)	(6,658,715)	(8,941,854)
	~~W~~	545,020	69,234	(473,036)	(1,008,268)	(1,305,043)	(98,452,062)	(100,624,155)

Reinsurance contract
Cash inflows	~~W~~	322,122	302,044	286,274	278,232	271,893	9,694,621	11,155,186
Cash outflows		(347,205)	(334,989)	(321,136)	(312,211)	(305,518)	(9,388,316)	(11,009,375)
	~~W~~	(25,083)	(32,945)	(34,862)	(33,979)	(33,625)	306,305	145,811

Total (including variable insurance)	~~W~~	519,937	36,289	(507,898)	(1,042,247)	(1,338,668)	(98,145,757)	(100,478,344)
Total (excluding variable insurance)	~~W~~	1,031,064	529,498	(39,965)	(622,809)	(947,236)	(91,487,042)	(91,536,490)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(j) Liquidity risk arising from insurance contracts (continued)

As of December 31, 2025 and 2024, the amount of undiscounted remaining contractual cash flows by maturity date are as follow. This amount does not include liabilities for remaining coverage (insurance contracts and reinsurance contracts) measured by applying the premium allocation approach. (continued)

		2024
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts
Participating insurance:
Cash inflows	~~W~~	43,374	33,437	24,916	19,959	16,437	106,215	244,338
Cash outflows		(240,206)	(228,226)	(232,215)	(241,157)	(240,783)	(8,645,374)	(9,827,961)
		(196,832)	(194,789)	(207,299)	(221,198)	(224,346)	(8,539,159)	(9,583,623)

Non-participating insurance:
Cash inflows		5,582,811	4,840,753	4,361,203	3,863,416	3,314,013	47,454,014	69,416,210
Cash outflows		(5,750,906)	(4,300,951)	(4,353,876)	(4,074,145)	(4,294,566)	(124,429,513)	(147,203,957)
		(168,095)	539,802	7,327	(210,729)	(980,553)	(76,975,499)	(77,787,747)

Variable insurance
Cash inflows		482,531	402,250	334,537	279,308	237,124	2,351,146	4,086,896
Cash outflows		(916,187)	(783,304)	(709,458)	(636,965)	(559,272)	(8,181,229)	(11,786,415)
		(433,656)	(381,054)	(374,921)	(357,657)	(322,148)	(5,830,083)	(7,699,519)
	~~W~~	(798,583)	(36,041)	(574,893)	(789,584)	(1,527,047)	(91,344,741)	(95,070,889)

Reinsurance contract
Cash inflows	~~W~~	225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash outflows		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)
	~~W~~	(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)

Total (including variable insurance)	~~W~~	(818,348)	(57,253)	(595,781)	(809,125)	(1,546,406)	(92,244,489)	(96,071,402)
Total (excluding variable insurance)	~~W~~	(384,692)	323,801	(220,860)	(451,468)	(1,224,258)	(86,414,406)	(88,371,883)

As of December 31, 2025 and 2024, the amount to be paid upon request by policyholders of insurance contracts issued is ~~W~~56,064,811 million and ~~W~~53,227,935 million, respectively.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(k) Claims development

The Claims development as of December 31, 2025 and 2024 are as follows:

		2025
		Year of accident					Total
		Y - 4	Y - 3	Y - 2	Y - 1	Current Period (Y)
Estimates of undiscounted ultimate gross claims	~~W~~	1,069,793	1,106,219	1,154,705	1,232,242	1,419,726	5,982,685
Claims paid
At end of accident year		832,601	857,694	896,770	952,706	1,098,335	4,638,106
1 year later		187,431	194,972	201,175	220,039	-	803,617
2 years later		27,435	27,703	30,697	-		85,835
3 years later		12,000	15,032	-			27,032
4 years later		4,859	-				4,859
Cumulative claims paid		1,064,326	1,095,401	1,128,642	1,172,745	1,098,335	5,559,449
Difference between estimates of undiscounted ultimate gross claims and cumulative claims paid		5,467	10,818	26,063	59,497	321,391	423,236
Effect of discounting		-					(12,313)
Future claim adjustment expenses							9,205
Incurred claims that have been confirmed but not paid							1,366,616
Risk adjustment for non-financial risk							15,973
Reinsurance effect							(119,384)
Net liability for incurred claims	~~W~~						1,683,333

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

6. Insurance risk management (continued)

(k) Claims development (continued)

The Claims development as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		Year of accident					Total
		Y - 4	Y - 3	Y - 2	Y - 1	Current Period (Y)
Estimates of undiscounted ultimate gross claims	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110	5,520,253
Claims paid
At end of accident year		746,984	833,427	857,650	896,474	957,713	4,292,248
1 year later		166,072	187,415	195,026	202,132	-	750,645
2 years later		23,751	27,433	27,763	-		78,947
3 years later		13,248	12,079	-			25,327
4 years later		4,849	-				4,849
Cumulative claims paid		954,904	1,060,354	1,080,439	1,098,606	957,713	5,152,016
Difference between estimates of undiscounted ultimate gross claims and cumulative claims paid		5,070	10,496	23,673	53,601	275,397	368,237
Effect of discounting		-					(11,011)
Future claim adjustment expenses							7,316
Incurred claims that have been confirmed but not paid							1,436,530
Risk adjustment for non-financial risk							14,041
Reinsurance effect							(94,435)
Net liability for incurred claims	~~W~~						1,720,678

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

7. Capital risk management

In order to manage the required capital for maintaining solvency, the Company measures the risk-based capital in a manner required by the supervisory authority, manages it internally, and discloses it externally. The Company also manages risk appetite based on internal model.

The solvency margin ratio is a measure of financial soundness or ability to pay claims by a life insurer and is calculated by dividing solvency margin by solvency capital requirement, where the solvency margin is a measure of the extent to which the Company can fulfill its obligations to policyholders even in the event of an unexpected loss or decline in asset value and solvency capital requirement is the Company’s risk amount.

The Company manages the solvency margin ratio based on the separate financial statements and the supervisory authority requires insurance companies to maintain the solvency margin ratio at least 100%. If an insurance company fails to meet the solvency margin ratio requirement, the timely corrective measures shall be taken.

	Solvency margin ratio	Improvement measures
Management improvement recommendation	50% or above through less than 100%	Increase in equity, restriction on initiating new business, etc.
Management improvement request	0% or above through less than 50%	Request for replacement of executives, closure of subsidiaries, etc.
Management improvement order	Less than 0%	Suspension of executive officers from office, suspension of insurance business, etc.

The Company obtains approval on the management standards for the solvency margin ratio based on risk-based capital from the Risk Management Committee every year.

As of December 31, 2025, the Company complies with the solvency margin ratio required by the supervisory authority. In addition, based on the internal model, the Company monitors compliance with the limits for each risk type every month that are approved by the Risk Management Committee based on total risk limit approved by the board of director. At this time, the risk appetite is managed to be within 100%.

The Company also conducts stress testing by setting crisis scenarios for interest rates, stock prices, and exchange rates. The stress test is conducted on both the solvency margin ratio and the internal model. The Company establishes a capital management plan based on the results and report to the management as well as the Risk Management Committee at least once a year.

8. Fair value of financial instruments

The fair value of financial instruments traded in the active market is calculated based on the quoted price of the trading brokerage agency as of the end of the reporting period.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques or the results of the assessment by an independent external assessment agency. The Company utilizes various valuation techniques and makes reasonable assumptions based on current market conditions at the end of the reporting period.

The Company classifies the fair value of financial instruments into three fair value levels:

- Level 1 : Measurement of fair value based on the prices disclosed in the active trading market.
- Level 2 : Measurement of fair value by valuation technique based on market-observed information
- Level 3 : Measurement of fair value based on unobservable information in the market.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value

i) The details of fair value by valuation level of financial instruments measured at fair value in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

		2025
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at fair value through profit or loss	~~W~~	-	40,862	-	40,862
Securities at fair value through profit or loss
Debt securities		3,019,945	1,672,890	6,622,500	11,315,335
Equity securities		1,909,079	-	-	1,909,079
		4,929,024	1,672,890	6,622,500	13,224,414
Securities at fair value through other comprehensive income
Debt securities		22,931,497	12,255,010	-	35,186,507
Equity securities		-	-	101,951	101,951
		22,931,497	12,255,010	101,951	35,288,458
Derivative assets
Held for trading		657	-	965	1,622
Held for hedging		-	32,852	-	32,852
		657	32,852	965	34,474
	~~W~~	27,861,178	14,001,614	6,725,416	48,588,208
Financial liabilities:
Derivative liabilities
Held for trading	~~W~~	29	-	-	29
Held for hedging		-	870,793	-	870,793
	~~W~~	29	870,793	-	870,822

		2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at fair value through profit or loss	~~W~~	-	35,450	-	35,450
Securities at fair value through profit or loss
Debt securities		3,110,322	1,691,714	5,553,964	10,356,000
Equity securities		1,188,533	-	-	1,188,533
		4,298,855	1,691,714	5,553,964	11,544,533
Securities at fair value through other comprehensive income
Debt securities		23,212,859	14,273,161	-	37,486,020
Equity securities		-	-	161,415	161,415
		23,212,859	14,273,161	161,415	37,647,435
Derivative assets
Held for trading		97	-	526	623
Held for hedging		-	116,899	-	116,899
		97	116,899	526	117,522
	~~W~~	27,511,811	16,117,224	5,715,905	49,344,940
Financial liabilities:
Derivative liabilities
Held for trading	~~W~~	245	-	-	245
Held for hedging		-	501,347	-	501,347
	~~W~~	245	501,347	-	501,592

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

ii) There is no transfer between level 1 and level 2 of financial instruments measured at fair value for the years ended December 31, 2025 and 2024.

iii) Valuation techniques and input variables for financial instruments classified as Level 2

Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows:

Type of financial instrument	Valuation techniques		2025	2024	Input variables
Financial assets
Financial assets at fair value through profit or loss
Debt securities	Net asset value (NAV), Discounted cash flow (DCF), Hull-White model	~~W~~	1,713,752	1,727,164	Discount rates, fair value of the underlying assets

Securities at fair value through other comprehensive income
Debt securities	DCF		12,255,010	14,273,161	Discount rates

Derivative assets
Currency forward	Implied forward rate, DCF		3,506	-	Discount rates, foreign exchange rates
Currency swap			2,601	2,369	Discount rates, foreign exchange rates
Interest rate forward			26,745	114,530	Discount rates
		~~W~~	14,001,614	16,117,224

Financial liabilities
Currency forward	Implied forward rate, DCF	~~W~~	218,886	202,104	Discount rates, foreign exchange rates
Currency swap			412,716	245,963	Discount rates, foreign exchange rates
Interest rate forward			239,191	53,280	Discount rates
		~~W~~	870,793	501,347

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3

Changes in financial instruments classified as fair value level 3 for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Financial assets at fair value through profit or loss	Securities at fair value through other comprehensive income	Net derivatives held for trading	Total
Beginning balance	~~W~~	5,553,964	161,415	526	5,715,905
Total gains or losses
Amount recognized in profit or loss (*2)		10,687	-	2,665	13,352
Amount recognized in other comprehensive income		-	(963)	-	(963)
Acquisition		1,588,194	1,499	685	1,590,378
Settlement		(530,345)	(60,000)	(2,911)	(593,256)
Ending balance	~~W~~	6,622,500	101,951	965	6,725,416

(*1) There were no changes during the current period in the valuation techniques used to measure the fair value of financial instruments classified as Level 3 in the fair value hierarchy.

(*2) The amounts recognized in profit or loss during the current period in relation to movements in financial instruments classified as Level 3 in the fair value hierarchy, as well as the gains or losses related to assets and liabilities held as of the end of the reporting period are as follows:

		Amount recognized in profit or loss	Amount recognized in profit or loss related to financial instruments held at the end of the reporting period
Gains or losses on financial assets at fair value through profit or loss	~~W~~	10,687	20,596
Gains or losses on derivatives		2,665	484
	~~W~~	13,352	21,080

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3 (continued)

Changes in financial instruments classified as fair value level 3 for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Financial assets at fair value through profit or loss	Securities at fair value through other comprehensive income	Net derivatives held for trading	Total
Beginning balance	~~W~~	5,574,231	110,362	4,626	5,689,219
Total gains or losses
Amount recognized in profit or loss (*2)		89,472	-	(3,626)	85,846
Amount recognized in other comprehensive income		-	1,153	-	1,153
Acquisition		605,378	50,000	2,581	657,959
Settlement		(593,792)	(100)	(3,055)	(596,947)
Moving from level 3 (*1)		(121,325)	-	-	(121,325)
Ending balance	~~W~~	5,553,964	161,415	526	5,715,905

(*1) The financial instrument has shifted between levels due to changes in the availability of observable market data due to changes in the evaluation method. The Company recognizes changes in levels at the end of the reporting period in which changes in events or circumstances that cause changes between levels occur.

(*2) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognized in profit or loss and assets and liabilities held for the year ended December 31, 2024 are as follows:

		Amount recognized in profit or loss	Amount recognized in profit or loss related to financial instruments held at the end of the reporting period
Gains or losses on financial assets at fair value through profit or loss	~~W~~	89,472	86,463
Gains or losses on derivatives		(3,626)	(1,570)
	~~W~~	85,846	84,893

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

Valuation techniques and significant unobservable input variables used in fair value measurement of financial instruments classified as Level 3 as of December 31, 2025 and 2024 are as below:

	2025
	Valuation techniques		Carrying amount	Significant unobservable inputs	Range	Effects of unobservable inputs on fair value
Financial assets at fair value through profit or loss
- Debt securities	Dividend discount model, Hull-White, NAV	~~W~~	6,622,500	Discount rates, liquidation value	Discount rates 10.08% ~ 17.95% liquidation value 0.00%	Fair value decreases when discount rate increases Fair value increases when liquidation value increases

Securities at fair value through other comprehensive income
- Equity securities	Hull-White, NAV		101,951	The volatility of an interest rate	0.46% ~ 0.67%	The greater the volatility, the greater the fluctuation in fair value
Derivative assets
- Equity related	Monte-Carlo Simulation, Black-Scholes		965	The volatility of an underlying asset	23.51% ~ 29.54%	The greater the volatility, the greater the fluctuation in fair value
		~~W~~	6,725,416

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) Valuation techniques and unobservable input variables for financial instruments classified as Level 3 (continued)

Valuation techniques and significant unobservable input variables used in fair value measurement of financial instruments classified as Level 3 as of December 31, 2025 and 2024 are as below: (continued)

	2024
	Valuation techniques		Carrying amount	Significant unobservable inputs	Range	Effects of unobservable inputs on fair value
Financial assets at fair value through profit or loss
- Debt securities	Dividend discount model, Hull-White, NAV	~~W~~	5,553,964	Discount rates, liquidation value	Discount rates 6.32% ~ 9.48% liquidation value 0.00%	Fair value decreases when discount rate increases Fair value increases when liquidation value increases

Securities at fair value through other comprehensive income
- Equity securities	Hull-White, NAV		161,415	The volatility of an interest rate	0.41% ~ 0.73%	The greater the volatility, the greater the fluctuation in fair value
Derivative assets
- Equity related	Monte-Carlo Simulation, Black-Scholes		526	The volatility of an underlying asset	19.94% ~ 21.28%	The greater the volatility, the greater the fluctuation in fair value
		~~W~~	5,715,905

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vi) Sensitivity analysis by variation of unobserved variables

If other input variables remain constant for the fair value of a financial instrument measured at fair value as of December 31, 2025 and 2024, the effect of a significant but unobservable input variable fluctuating reasonably on the reporting date is as follows:

		2025
		Favorable change	Unfavorable change
Financial assets at fair value through profit or loss (*1)	~~W~~	7,060	(6,966)
Securities at fair value through other comprehensive income (*1)		6,829	(5,965)
Derivative assets (*2)		24	(24)
	~~W~~	13,913	(12,955)

(*1) The changes in fair value is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The changes in fair value is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

		2024
		Favorable change	Unfavorable change
Financial assets at fair value through profit or loss (*1)	~~W~~	9,486	(9,249)
Securities at fair value through other comprehensive income (*1)		7,132	(6,840)
Derivative assets (*2)		51	(47)
	~~W~~	16,669	(16,136)

(*1) The changes in fair value is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The changes in fair value is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost

i) The fair value calculation method for major financial instruments measured at amortized cost is as follows:

Classification	Fair value calculation method
Cash and due from bank	The carrying amount and fair value of cash is the same, and the fair value of due from bank at amortized cost is valued at the present value of the expected cash inflows.
Loans	The fair value of the loans is assessed as the present value of the expected cash flows expected to be received discounted at a discount rate taking into account the borrower's credit risk.
Securities	The fair value of the securities at amortized cost is assessed as the present value of expected cash flows expected to be received.
Other financial assets/liabilities	The carrying amount is used as a proxy for fair value because it is difficult to reliably estimate expected cash flows.
Investment contract liabilities	The accumulated pension benefits of the retirement pension contract holders, as defined by the Insurance Business Act and Insurance Supervision Regulations, have been used as fair value proxies.
Debentures	The fair value of debentures is assessed by the present value of expected cash flows expected to be paid.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2025 and 2024 are as follows:

		2025
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,604,693	1,604,693
Due from banks at amortized cost		682,162	659,261
Securities at amortized cost
Government bonds		3,509,359	3,049,353
Special purpose bonds		440,985	392,786
		3,950,344	3,442,139
Loans at amortized cost
Retail loans		534,967	530,810
Corporate loans		1,720,294	1,727,937
		2,255,261	2,258,747

Receivables at amortized cost		1,196,976	1,196,976
	~~W~~	9,689,436	9,161,816
Financial liabilities
Investment contract liabilities	~~W~~	1,541,684	1,541,684
Debentures		798,392	788,577
Other financial liabilities		665,846	665,846
	~~W~~	3,005,922	2,996,107

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	777,204	777,204
Due from banks at amortized cost		751,667	754,777
Securities at amortized cost
Government bonds		3,489,625	3,190,906
Special purpose bonds		442,290	416,001
		3,931,915	3,606,907
Loans at amortized cost
Retail loans		697,890	705,859
Corporate loans		2,111,564	2,073,375
		2,809,454	2,779,234

Receivables at amortized cost		1,144,628	1,144,628
	~~W~~	9,414,868	9,062,750
Financial liabilities
Investment contract liabilities	~~W~~	1,332,468	1,332,468
Debentures		299,487	306,408
Other financial liabilities		461,215	461,215
	~~W~~	2,093,170	2,100,091

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

iii) The fair value of financial instruments that are not measured at their fair values in the statements of financial position but with their fair value disclosed, by valuation level as of December 31, 2025 and 2024 are as follows:

		2025
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks at amortized cost	~~W~~	-	659,261	-	659,261
Securities at amortized cost
Government bonds		3,049,353	-	-	3,049,353
Special purpose bonds		-	392,786	-	392,786
		3,049,353	392,786	-	3,442,139
Loans at amortized cost
Retail loans		-	-	530,810	530,810
Corporate loans		-	-	1,727,937	1,727,937
		-	-	2,258,747	2,258,747
	~~W~~	3,049,353	1,052,047	2,258,747	6,360,147

Financial liabilities
Debentures	~~W~~	-	-	788,577	788,577

		2024
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks at amortized cost	~~W~~	-	754,777	-	754,777
Securities at amortized cost
Government bonds		3,190,906	-	-	3,190,906
Special purpose bonds		-	416,001	-	416,001
		3,190,906	416,001	-	3,606,907
Loans at amortized cost
Retail loans		-	-	705,859	705,859
Corporate loans		-	-	2,073,375	2,073,375
		-	-	2,779,234	2,779,234
	~~W~~	3,190,906	1,170,778	2,779,234	7,140,918

Financial liabilities
Debentures	~~W~~	-	-	306,408	306,408

The Company does not disclose the fair value hierarchy in relation to items that disclose the carrying amount at fair value, considering the carrying amount as a reasonable approximation of the fair value.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments

(a) Carrying amount of each financial instrument

i) The carrying amount of each financial assets by classification category as of December 31, 2025 and 2024 are as follows:

		2025
		Financial assets at fair value through profit or loss (*)	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
<General>
Cash and due from banks at amortized cost	~~W~~	-	-	1,460,260	-	1,460,260
Financial assets at fair value through profit or loss		7,150,255	-	-	-	7,150,255
Securities at fair value through other comprehensive income		-	34,884,286	-	-	34,884,286
Securities at amortized cost		-	-	3,950,344	-	3,950,344
Loans at amortized cost		-	-	2,024,201	-	2,024,201
Receivables at amortized cost		-	-	1,084,240	-	1,084,240
Derivative assets		965	-	-	32,852	33,817
		7,151,220	34,884,286	8,519,045	32,852	50,587,403
< Variable>
Cash and due from banks at amortized cost		-	-	537,497	-	537,497
Financial assets at fair value through profit or loss		5,673,090	-	-	-	5,673,090
Loans at amortized cost		-	-	41,300	-	41,300
Receivables at amortized cost		-	-	107,048	-	107,048
Derivative assets		657	-	-	-	657
		5,673,747	-	685,845	-	6,359,592
< Retirement>
Cash and due from banks at amortized cost		-	-	289,098	-	289,098
Financial assets at fair value through profit or loss		441,931	-	-	-	441,931
Securities at fair value through other comprehensive income		-	404,172	-	-	404,172
Loans at amortized cost		-	-	189,760	-	189,760
Receivables at amortized cost		-	-	5,688	-	5,688
		441,931	404,172	484,546	-	1,330,649
	~~W~~	13,266,898	35,288,458	9,689,436	32,852	58,277,644

(*) Included derivatives held for trading.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

i) The carrying amount of each financial assets by classification category as of December 31, 2025 and 2024 are as follows: (continued)

		2024
		Financial assets at fair value through profit or loss (*)	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
<General>
Cash and due from banks at amortized cost	~~W~~	-	-	1,064,175	-	1,064,175
Financial assets at fair value through profit or loss		6,372,990	-	-	-	6,372,990
Securities at fair value through other comprehensive income		-	37,001,000	-	-	37,001,000
Securities at amortized cost		-	-	3,931,915	-	3,931,915
Loans at amortized cost		-	-	2,445,238	-	2,445,238
Receivables at amortized cost		-	-	1,023,409	-	1,023,409
Derivative assets		526	-	-	116,899	117,425
		6,373,516	37,001,000	8,464,737	116,899	51,956,152
< Variable>
Cash and due from banks at amortized cost		-	-	412,404	-	412,404
Financial assets at fair value through profit or loss		4,942,771	-	-	-	4,942,771
Loans at amortized cost		-	-	40,900	-	40,900
Receivables at amortized cost		-	-	114,800	-	114,800
Derivative assets		97	-	-	-	97
		4,942,868	-	568,104	-	5,510,972
< Retirement>
Cash and due from banks at amortized cost		-	-	52,292	-	52,292
Financial assets at fair value through profit or loss		264,222	-	-	-	264,222
Securities at fair value through other comprehensive income		-	646,435	-	-	646,435
Loans at amortized cost		-	-	323,316	-	323,316
Receivables at amortized cost		-	-	6,419	-	6,419
		264,222	646,435	382,027	-	1,292,684
	~~W~~	11,580,606	37,647,435	9,414,868	116,899	58,759,808

(*) Included derivatives held for trading.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

ii) The carrying amount of each financial liabilities by classification category as of December 31, 2025 and 2024 are as follows:

		2025
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
<General>
Derivative liabilities	~~W~~	-	-	865,574	865,574
Debentures		-	798,392	-	798,392
Other financial liabilities		-	644,300	-	644,300
Lease liabilities		-	66,338	-	66,338
		-	1,509,030	865,574	2,374,604
< Variable>
Derivative liabilities		29	-	-	29
Other financial liabilities		-	21,329	-	21,329
		29	21,329	-	21,358
< Retirement>
Investment contract liabilities		-	1,541,684	-	1,541,684
Derivative liabilities		-	-	5,219	5,219
Other financial liabilities		-	217	-	217
		-	1,541,901	5,219	1,547,120
	~~W~~	29	3,072,260	870,793	3,943,082

(*) Included derivatives held for trading.

		2024
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
<General>
Derivative liabilities	~~W~~	-	-	496,009	496,009
Debentures		-	299,487	-	299,487
Other financial liabilities		-	448,524	-	448,524
Lease liabilities		-	77,399	-	77,399
		-	825,410	496,009	1,321,419
< Variable>
Derivative liabilities		245	-	-	245
Other financial liabilities		-	12,544	-	12,544
		245	12,544	-	12,789
< Retirement>
Investment contract liabilities		-	1,332,468	-	1,332,468
Derivative liabilities		-	-	5,338	5,338
Other financial liabilities		-	147	-	147
		-	1,332,615	5,338	1,337,953
	~~W~~	245	2,170,569	501,347	2,672,161

(*) Included derivatives held for trading.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments

Net profit or loss on financial instruments for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
<General>
Cash and due from banks at amortized cost	~~W~~	43,950	-	1,466	-	10,993	56,409
Financial assets at fair value through profit or loss		23,435	-	202,522	49,448	16,521	291,926
Securities at fair value through other comprehensive income		1,089,775	5,556	151,092	-	16,115	1,262,538
Securities at amortized cost		116,982	-	2	-	-	116,984
Loans at amortized cost		103,655	-	(7,646)	-	3,437	99,446
Receivables at amortized cost		3,657	-	430	-	-	4,087
Derivatives held for trading		-	-	(59,313)	-	-	(59,313)
Derivatives held for hedging		-	-	(187,207)	-	-	(187,207)
Debentures		(25,686)	-	-	-	-	(25,686)
Other financial liabilities		(29)	-	-	-	-	(29)
Lease liabilities		(1,998)	-	-	-	-	(1,998)
		1,353,741	5,556	101,346	49,448	47,066	1,557,157
< Variable>
Cash and due from banks at amortized cost		10,238	-	(272)	-	-	9,966
Financial assets at fair value through profit or loss		49,948	31,866	5,378	1,024,241	325,143	1,436,576
Loans at amortized cost		830	-	-	-	-	830
Receivables at amortized cost		18	-	(625)	-	-	(607)
Derivatives held for trading		-	-	(13,605)	-	-	(13,605)
		61,034	31,866	(9,124)	1,024,241	325,143	1,433,160
< Retirement>
Cash and due from banks at amortized cost		806	-	(4)	-	-	802
Financial assets at fair value through profit or loss		3	152	3,791	1,351	6,617	11,914
Securities at fair value through other comprehensive income		14,049	195	(524)	-	1,275	14,995
Loans at amortized cost		7,202	-	2,388	-	-	9,590
Receivables at amortized cost		-	-	2	-	-	2
Derivatives held for trading		-	-	10	-	-	10
Derivatives held for hedging		-	-	697	-	-	697
Investment contract liabilities		(39,135)	-	-	-	-	(39,135)
		(17,075)	347	6,360	1,351	7,892	(1,125)
	~~W~~	1,397,700	37,769	98,582	1,075,040	380,101	2,989,192

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments (continued)

Net profit or losses by classification of financial instruments for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
<General>
Cash and due from banks at amortized cost	~~W~~	42,177	-	742	-	-	42,919
Financial assets at fair value through profit or loss		21,249	-	323,867	21,506	6,109	372,731
Securities at fair value through other comprehensive income		1,068,860	4,121	410,621	-	3,399	1,487,001
Securities at amortized cost		128,985	-	23	-	21,719	150,727
Loans at amortized cost		129,355	-	(8,210)	-	(323)	120,822
Receivables at amortized cost		3,391	-	21,608	-	-	24,999
Derivatives held for trading		-	-	8,891	-	-	8,891
Derivatives held for hedging		-	-	(506,397)	-	-	(506,397)
Debentures		(15,761)	-	-	-	-	(15,761)
Other financial liabilities		(36)	-	-	-	-	(36)
Lease liabilities		(2,354)	-	-	-	-	(2,354)
		1,375,866	4,121	251,145	21,506	30,904	1,683,542
< Variable>
Cash and due from banks at amortized cost		10,788	-	3,857	-	-	14,645
Financial assets at fair value through profit or loss		66,041	28,001	119,874	10,159	82,282	306,357
Loans at amortized cost		1,672	-	-	-	-	1,672
Receivables at amortized cost		19	-	1,505	-	-	1,524
Derivatives held for trading		-	-	(119,124)	-	-	(119,124)
		78,520	28,001	6,112	10,159	82,282	205,074
< Retirement>
Cash and due from banks at amortized cost		816	-	7	-	-	823
Financial assets at fair value through profit or loss		63	110	5,614	2,773	2,187	10,747
Securities at fair value through other comprehensive income		24,542	278	5,908	-	(20,138)	10,590
Loans at amortized cost		14,301	-	2,401	-	-	16,702
Receivables at amortized cost		-	-	166	-	-	166
Derivatives held for trading		-	-	(200)	-	-	(200)
Derivatives held for hedging		-	-	(5,730)	-	-	(5,730)
Investment contract liabilities		(59,991)	-	-	-	-	(59,991)
		(20,269)	388	8,166	2,773	(17,951)	(26,893)
	~~W~~	1,434,117	32,510	265,423	34,438	95,235	1,861,723

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(c) Financial instrument offsetting

Details of financial instruments subject to collective offsetting agreements or similar agreements as of December 31, 2025 and 2024 are as follows:

		2025
		Total financial instruments recognized	Total amount of financial instruments recognized that were offset	Net amount of financial instruments presented in the statement of financial position	Related amounts not offset in the statements of financial position		Net amount
					Financial instruments	Cash collateral received

Financial assets
Derivative assets	~~W~~	33,817	-	33,817	33,817	-	-
Purchase under repurchase agreement		41,300	-	41,300	41,300	-	-
Foreign currency-denominated securities lending		1,265,304	-	1,265,304	1,092,398	-	172,906
	~~W~~	1,340,421	-	1,340,421	1,167,515	-	172,906

Financial liabilities
Derivative liabilities	~~W~~	870,793	-	870,793	819,831	-	50,962

(*) Securities lending transactions represent transactions in which the Company directly lends securities and receives collateral. The amounts exclude ~~W~~9,992,630 million relating to securities lent through an intermediary, the Korea Securities Finance Corporation, for which pledges were established in the name of the intermediary.

		2024
		Total financial instruments recognized	Total amount of financial instruments recognized that were offset	Net amount of financial instruments presented in the statement of financial position	Related amounts not offset in the statements of financial position		Net amount
					Financial instruments	Cash collateral received

Financial assets
Derivative assets	~~W~~	117,425	-	117,425	108,915	-	8,510
Purchase under repurchase agreement		40,900	-	40,900	40,900	-	-
Foreign currency-denominated securities lending		1,260,151	-	1,260,151	1,197,807	-	62,344
	~~W~~	1,418,476	-	1,418,476	1,347,622	-	70,854

Financial liabilities
Derivative liabilities	~~W~~	501,347	-	501,347	494,031	-	7,316

(*) Securities lending transactions represent transactions in which the Company directly lends securities and receives collateral. The amounts exclude ~~W~~8,211,309 million relating to securities lent through an intermediary, the Korea Securities Finance Corporation, for which pledges were established in the name of the intermediary.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(d) Transfers transaction of financial assets

i) Financial instruments which do not meet the derecognition criteria

① Securities Lending Transactions

If the Company lends securities owned by itself, the ownership of the securities is transferred, but the Company must return the securities at the end of the loan period, so the Company continues to recognize the entire securities as it holds most of the risks and rewards of the securities. The carrying amount of securities lending as of December 31, 2025 and 2024 is as follows:

Classification			2025	2024
Financial assets at fair value	Government bonds	~~W~~	9,371	-
through profit or loss	Stocks		35,757	15,826
			45,128	15,826

Securities at fair value through	Government bonds		7,622,098	6,481,140
other comprehensive income	Foreign currency bonds		1,265,304	1,260,151
			8,887,402	7,741,291

Securities at amortized cost	Government bonds		2,370,532	1,730,170
		~~W~~	11,303,062	9,487,287

ii) Financial instruments that meet the derecognition criteria but are continuously involved.

As of December 31, 2025 and 2024, there are no financial instruments which meet the derecognition criteria, but the Company is continuously involved.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

10. Material accounting estimates and judgments

In preparing the separate financial statements, the Company makes judgments about assumptions and assumptions about the future. These estimates and judgments are continually evaluated, taking into account other factors such as past experiences and future events that are reasonably predictable from the current situation. The accounting estimates calculated in this way may not match the actual results. The judgments on accounting estimates and assumptions that include significant risks that can materially change the carrying amounts of assets and liabilities as of the reporting date are as follows:

(a) Fair value of financial instruments

The fair value of financial instruments (e.g., over-the-counter derivatives) that are not traded in an active trading market is determined using valuation techniques. As of the end of the reporting period, the Company makes judgments regarding the selection and assumptions of various valuation techniques based on major market conditions. When the valuation model is used to determine the fair value of various financial instruments that are not traded in the normal trading market, the Company uses a variety of methods from the general valuation model to the developed self-evaluation model, in which various input variables and assumptions are applied.

(b) Allowance for credit losses and provision for unused commitments

The Company assesses the impairment of the loan receivables and establishes provisions for bad debts and for unused commitment limits. The provision for such credit losses is determined by the assumptions and variables of the model used to estimate expected cash flows for each borrower to estimate the individual bad debt allowance and the collective bad debt allowance and unused commitment allowance.

(c) Impairment of non-financial assets

The Company evaluates the existence of signs of impairment for all non-financial assets at the end of each reporting period. However, for intangible assets with indefinite useful life, the impairment test is conducted every year by comparing the recoverable amount and the carrying amount regardless of signs suggesting impairment. Other non-financial assets are being tested for impairment when there is an indication that the carrying amount will not be recoverable. To calculate the value-in-use, the management chooses an appropriate discount rate to estimate the expected future cash flows from the asset or cash-generating unit and calculate the present value of the expected future cash flows.

(d) Defined benefit obligation

The present value of defined benefit obligations may vary depending on various factors determined by actuarial methods that use many assumptions. The assumptions used to determine the net cost (benefit) of the pension include the discount rate, and changes in these assumptions will affect the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each year. These discount rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur when the defined benefit obligation is settled. The Company determines the appropriate discount rate by considering the interest rate of high-quality corporate bonds that are denominated in the currency in which the pension will be paid and have maturity similar to that of the related defined benefit obligation.

Other major assumptions related to defined benefit obligations are based on some current market conditions.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

10. Material accounting estimates and judgments (continued)

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The Company calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the amount of benefit provided by contracts within the group the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

11. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash and cash equivalents:
Savings account	~~W~~	97,592	116,045
Current account		55	57
Others		1,507,046	661,102
		1,604,693	777,204
Due from banks at amortized cost:
Time deposit		430,000	450,000
Installment savings		168,250	228,250
Other deposits		84,266	74,305
(Credit loss allowance)		(354)	(888)
		682,162	751,667
	~~W~~	2,286,855	1,528,871

(b) Restricted due from banks at amortized cost as of December 31, 2025 and 2024 are as follows:

		2025	2024	Restrictions on use
Due from banks denominated in won	~~W~~	70,811	59,566	Deposits for opening current accounts, deposits for futures transactions, etc.
Due from banks denominated in foreign currency		13,455	14,739
	~~W~~	84,266	74,305

(*) Due from banks at amortized cost is the amount before deducting the credit loss allowance.

(c) The changes in credit loss allowance for due from banks at amortized cost for the years ended December 31, 2025 and 2024, are as follows:

		Designated for measurement of 12-month expected credit loss
		2025	2024
Beginning balance of credit loss allowance	~~W~~	888	423
Provision for (reverse of) credit loss allowance		(534)	465
Ending balance of credit loss allowance	~~W~~	354	888

(d) Gains or losses arising from the derecognition of due from banks at amortized cost for the year ended December 31, 2025 are as follows:

		Carrying amount (*)	Gains or losses
Installment savings	~~W~~	122,550	17,064
Time deposits		33,186	(6,071)

(*) The carrying amount includes accrued interest of ~~W~~65,736 million.

The installment savings and the time deposits were early redeemed and derecognized from financial as a result of the issuer’s early termination and the closure of the related business segment, respectively during the year ended December 31, 2025.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

12. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2025 and 2024, are as follows:

		2025	2024
Due from banks:
Due from banks in foreign currency	~~W~~	40,862	35,450
Securities:
Debt securities:
Government bonds		1,099,101	1,395,210
Special purpose bonds		83,762	67,325
Financial institutions bonds		177,496	204,029
Corporate bonds		108,745	146,417
Puttable stocks		53,233	56,035
Puttable equity instruments		259,238	245,761
Beneficiary certificates		7,654,557	6,399,236
Other securities		139,540	202,256
Puttable financial instruments in foreign currency		2,408	3,035
Beneficiary certificates in foreign currency		1,571,654	1,422,594
Other securities in foreign currency		165,600	214,102
		11,315,334	10,356,000
Equity securities:
Stocks		1,908,466	1,187,865
Other foreign securities		614	668
		1,909,080	1,188,533
		13,224,414	11,544,533
	~~W~~	13,265,276	11,579,983

(b) Gains and losses on financial assets at fair value through profit or loss

Gains and losses on financial assets at fair value through profit or loss for the years ended December 31, 2025 and 2024, are as follows:

		2025	2024
Gain on financial assets measured at fair value through profit or loss:
Gain on valuation	~~W~~	1,277,560	483,315
Gain on disposal		414,204	270,828
Others		239,682	261,660
		1,931,446	1,015,803
Loss on financial assets measured at fair value through profit or loss:
Loss on valuation		202,519	448,876
Loss on disposal		65,924	180,250
		268,443	629,126
Net gain on financial assets at fair value through profit or loss	~~W~~	1,663,003	386,677

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

12. Financial assets at fair value through profit or loss (continued)

(c) The beneficiary certificates that have significant influence among the beneficiary certificates held by the Company, which are subject to consolidation, as of December 2025 and 2024 are as follows:

Investee	2025
	Location	Reporting month of the financial statements	Ownership		Carrying amount
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December	95.89%	~~W~~	4,942
Shinhan AIM Credit Fund 3	Korea	December	99.90%		171,734
Shinhan AIM Private fund of funds Trust 7-A	Korea	December	99.58%		21,805
Shinhan AIM Private fund of funds Trust 6-B	Korea	December	99.80%		67,996
Shinhan AIM Private fund of funds Trust 5	Korea	December	99.88%		30,473
KB Global Private Real Estate Debt Fund 23	Korea	December	99.40%		50,616
KB Global Private Real Estate Debt Fund 21	Korea	December	99.53%		58,421
Shinhan KKR Global Program REC Private Investment Trust	Korea	December	93.02%		102,431
Shinhan KKR Global Program PEF Private Investment Trust	Korea	December	93.02%		83,459
Shinhan KKR Global Program PDF Private Investment Trust	Korea	December	93.02%		210,312
Shinhan LCP X Private Investment Trust No.4(H)	Korea	December	99.75%		39,360
Pinestreet BDC Global Corporate FoF 38	Korea	December	99.83%		280,923
Pinestreet IG Global Corporate FoF 39	Korea	December	99.90%		96,404
Shinhan BDC OClC Private investment Trust No.1 (H)	Korea	December	99.96%		279,740
Shinhan SLAMS TPA Private Fund	Korea	December	99.70%		106,963
Shinhan Apollo SFG Private Investment Trust No.1(USD)	Korea	October	99.91%		112,248
Shinhan BDC OCIC Private Investment Trust No.2(H)	Korea	December	99.77%		48,682
Shinhan Apollo ADS Private Investment Trust No.1(H)	Korea	December	99.77%		48,683
				~~W~~	1,815,192

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

12. Financial assets at fair value through profit or loss (continued)

(c) The beneficiary certificates that have significant influence among the beneficiary certificates held by the Company, which are subject to consolidation, as of December 2025 and 2024 are as follows: (continued)

Investee	2024
	Location	Reporting month of the financial statements	Ownership		Carrying amount
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December	95.89%	~~W~~	4,726
Shinhan AIM Credit Fund 3	Korea	December	99.90%		177,355
Shinhan AIM Private fund of funds Trust 7-A	Korea	December	99.58%		21,965
Shinhan AIM Private fund of funds Trust 6-B	Korea	December	99.80%		61,242
Shinhan AIM Private fund of funds Trust 5	Korea	December	99.88%		63,458
KB Global Private Real Estate Debt Fund 23	Korea	December	99.40%		66,061
KB Global Private Real Estate Debt Fund 21	Korea	December	99.53%		44,735
Shinhan KKR Global Program REC Private Investment Trust	Korea	December	93.02%		73,184
Shinhan KKR Global Program PEF Private Investment Trust	Korea	December	93.02%		63,305
Shinhan KKR Global Program PDF Private Investment Trust	Korea	December	93.02%		159,384
Shinhan LCP X Private Investment Trust No.4(H)	Korea	December	99.75%		30,252
				~~W~~	765,667

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

13. Securities at fair value through other comprehensive income

(a) Securities at fair value through other comprehensive income as of December 31, 2025 and 2024, are as follows:

		2025	2024
Debt securities:
Government bonds	~~W~~	21,835,014	22,596,093
Special purpose bonds		5,982,047	7,143,921
Financial institution bonds		832,580	1,189,289
Corporate bonds		2,078,925	2,868,627
Debt securities in foreign currency		4,457,941	3,688,090
		35,186,507	37,486,020

Equity securities (*):
Stocks		1,522	2,504
Other securities		100,429	158,911
		101,951	161,415
	~~W~~	35,288,458	37,647,435

(*) The Company elected to designate as equity securities measured at fair value through other comprehensive income for reasons such as retention as required by its policy.

(b) Changes in total carrying amount

The changes in total carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

		12-month expected credit loss
		2025	2024
Beginning balance (*1)	~~W~~	37,486,020	35,235,213
Acquisition		4,252,714	4,578,354
Disposal and redemption		(5,022,696)	(4,069,569)
Others (*2)		(1,529,531)	1,742,022
Ending balance (*1)	~~W~~	35,186,507	37,486,020

(*1) The total carrying amount subject to credit loss allowance is the amortized cost of the debt securities.

(*2) Included the effects of valuation, changes in foreign exchange rates, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

13. Securities at fair value through other comprehensive income (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

		12-month expected credit loss
		2025	2024
Beginning balance (*)	~~W~~	7,565	8,790
Reversal of credit loss allowance		(1,268)	(1,225)
Ending balance (*)	~~W~~	6,297	7,565

(*) The above provisions for credit loss were recognized in gains (losses) on valuation of securities at fair value through other comprehensive income and were not adjusted to the carrying amount of the corresponding assets in the separate statements of financial position.

(d) Equity instruments designated at fair value through other comprehensive income were disposed during the years ending December 31, 2025 and 2024. At the time of disposals, the fair value and accumulated valuation gains or losses are as follows:

		2025
		Fair value at disposal date	Accumulated gains/losses at disposal date
Other securities	~~W~~	60,000	-

(*) The disposal was made as a result of the issuer’s exercise of the call option on the hybrid bonds.

		2024
		Fair value at disposal date	Accumulated gains/losses at disposal date
Stocks	~~W~~	100	(41)

(*) The disposal was made due to a change in holding purpose, and the accumulated valuation gains or losses were transferred to unappropriated retained earnings.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

13. Securities at fair value through other comprehensive income (continued)

(e) The dividend income recognized related to equity instruments at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Dividend income recognized from assets held at the end of the reporting period
Other Securities	~~W~~	4,580	4,399
Dividend income recognized from assets disposed of during the reporting period
Other Securities		1,171	-
	~~W~~	5,751	4,399

(f) Gains and losses on disposal of securities at fair value through other comprehensive income recognized for the years ended December 31, 2025 and 2024, are as follows:

		2025	2024
Gain on disposal of securities at fair value through other comprehensive income	~~W~~	81,508	79,735
Loss on disposal of securities at fair value through other comprehensive income		(64,118)	(96,475)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

14. Securities at amortized cost

(a) Securities at amortized cost as of December 31, 2025 and 2024 are as follows:

		2025	2024
Government bonds	~~W~~	3,509,359	3,489,625
Special purpose bonds		441,168	442,475
(Credit loss allowance)		(183)	(185)
	~~W~~	3,950,344	3,931,915

(b) Changes in total carrying amount

Changes in total carrying amounts of securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		12-month expected credit loss
		2025	2024
Beginning balance	~~W~~	3,932,100	4,348,231
Disposal		-	(427,907)
Others (*)		18,427	11,776
Ending balance	~~W~~	3,950,527	3,932,100

(*) The amounts include amortization recognized using the effective interest method.

(c) Changes in credit loss allowance

Changes in credit loss allowance for securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		12-month expected credit loss
		2025	2024

Beginning balance	~~W~~	185	208
Reversal of credit loss allowance		(2)	(23)
Ending balance	~~W~~	183	185

(d) Gains or losses on derecognition

Gains or losses on derecognition of securities at amortized cost for the year ended December 31, 2024 are as follows:

		Par value	Book value	Profits or losses resulting from derecognition (*)
Government bonds	~~W~~	370,000	427,906	21,719

(*) ~~W~~ 42,081 million of accumulated other comprehensive income on bond forwards was reclassified as profit for the year and included in the profit or loss amount due to disposal upon the derecognition of securities at amortized cost.

Certain securities at amortized cost were disposed during the year ended December 31, 2024 to secure additional asset duration for the purpose of comprehensive assets and liabilities management in response to changes in interest rates.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

15. Investments in subsidiaries and associates

(a) Investments in associates as of December 31, 2025 and 2024 are as follows:

Investees	Location	Reporting month of the financial statements	Ownership (%)			Carrying amount
			2025	2024		2025	2024
Subsidiaries
Shinhan Financial Plus Co., Ltd.	Korea	December	100.00	100.00	~~W~~	124,000	109,000
Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	December	100.00	100.00		114,144	114,144
Shinhan LifeCare Co., Ltd.	Korea	December	100.00	100.00		100,437	50,437
Associates
iPIXEL Co., Ltd. (*)	Korea	December	10.44	10.51		-	-
Findvalue JD Fund No.1	Korea	December	27.03	27.03		1,000	1,000
					~~W~~	339,581	274,581

(*) Although the ownership percentages are less than 20%, the Company applies the equity method accounting as it participates in policy-making processes and therefore can exercise significant influence on the investee.

Beneficiary certificates, which are subsidiaries, are classified as financial assets at fair value through profit or loss in accordance with K-IFRS 1109 and are separately presented in the Note ‘12. Financial assets at fair value through profit or loss’.

(b) Changes in investments in subsidiaries and associates for the years ended December 31, 2025 and 2024 are as follows:

		2025
Investees (*)		Beginning balance	Acquisition	Disposal	Impairment	Ending balance
Shinhan Financial Plus Co., Ltd.	~~W~~	109,000	15,000	-	-	124,000
Shinhan Life Insurance Vietnam Co., Ltd.		114,144	-	-	-	114,144
Shinhan LifeCare Co., Ltd.		50,437	50,000	-	-	100,437
Findvalue JD Fund No.1		1,000	-	-	-	1,000
	~~W~~	274,581	65,000	-	-	339,581

(*) The Company accounts for investments in subsidiaries and associates at acquisition cost.

		2024
Investees (*)		Beginning balance	Acquisition	Disposal	Impairment	Ending balance
Shinhan Financial Plus Co., Ltd.	~~W~~	109,000	-	-	-	109,000
Shinhan Life Insurance Vietnam Co., Ltd.		114,144	-	-	-	114,144
Shinhan LifeCare Co., Ltd.		50,437	-	-	-	50,437
Findvalue JD Fund No.1		1,000	-	-	-	1,000
	~~W~~	274,581	-	-	-	274,581

(*) The Company accounts for investments in subsidiaries and associates at acquisition cost.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

16. Loans and receivables at amortized cost

(a) Loans and receivables at amortized cost as of December 31, 2025 and 2024 are as follows:

i) Loans at amortized cost

		2025	2024
Mortgage loans	~~W~~	632,526	679,799
Credit loans		1,322,447	1,754,050
Loans secured by third party guarantee		270,361	349,487
Other loans		61,300	60,900
		2,286,634	2,844,236
Deferred loan origination cost (fees)		(3,468)	783
(Credit loss allowance)		(27,905)	(35,565)
	~~W~~	2,255,261	2,809,454

ii) Receivables at amortized cost

		2025	2024
Receivables, etc.	~~W~~	75,694	73,752
Deposits		54,350	48,887
Accrued income		1,093,479	1,057,137
		1,223,523	1,179,776
(Present value discounts)		(2,018)	(2,261)
(Credit loss allowance)		(24,529)	(32,887)
	~~W~~	1,196,976	1,144,628

(b) Changes in total carrying amount

Changes in total carrying value of loans and receivables at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

i) Loans at amortized cost

		2025
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset
Beginning balance	~~W~~	682,492	22,798	17,974	1,858,681	263,074	-	2,845,019
Transfer to (from) 12-month expected credit losses		6,614	(6,567)	(47)	-	-	-	-
Transfer to (from) lifetime expected credit losses		(7,251)	7,490	(239)	-	-	-	-
Transfer to (from) impaired financial asset		(17,713)	(3,280)	20,993	-	(3,591)	3,591	-
Origination, collection and others		(145,135)	(4,904)	(3,484)	(225,879)	(167,242)	-	(546,644)
Charge off (*)		-	-	(13,074)	-	-	-	(13,074)
Disposal		-	-	(2,135)	-	-	-	(2,135)
Ending balance	~~W~~	519,007	15,537	19,988	1,632,802	92,241	3,591	2,283,166

(*) The amount of uncollected loans (principal) at amortized cost, which has been charged off but is still being recovered as of December 31, 2025, is ~~W~~21,562 million.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in total carrying amount of loans and receivables at amortized cost for the years ended December 31, 2025 and 2024 are as follows: (continued)

i) Loans at amortized cost (continued)

		2024
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset
Beginning balance	~~W~~	770,296	24,596	14,249	2,640,162	211,068	-	3,660,371
Transfer to (from) 12-month expected credit losses		7,948	(7,782)	(166)	20,000	(20,000)	-	-
Transfer to (from) lifetime expected credit losses		(13,075)	13,322	(247)	(54,617)	54,617	-	-
Transfer to (from) impaired financial asset		(16,789)	(1,766)	18,555	-	-	-	-
Origination, collection and others		(65,888)	(5,572)	(2,619)	(746,864)	17,389	-	(803,554)
Charge off (*)		-	-	(10,660)	-	-	-	(10,660)
Disposal		-	-	(1,138)	-	-	-	(1,138)
Ending balance	~~W~~	682,492	22,798	17,974	1,858,681	263,074	-	2,845,019

(*) The amount of uncollected loans (principal) at amortized cost, which has been charged off but is still being recovered as of December 31, 2024, is ~~W~~ 32,322 million.

ii) Receivables at amortized cost

		2025
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	2,668,866	2,498	36,207	2,707,571
Transfer to (from) 12-month expected credit losses		33	(32)	(1)	-
Transfer to (from) lifetime expected credit losses		(31)	40	(9)	-
Transfer to (from) impaired financial assets		(1,598)	9	1,589	-
Origination, collection and others		811,706	(301)	(77)	811,328
Charge off		-	-	(10,185)	(10,185)
Ending balance (*)	~~W~~	3,478,976	2,214	27,524	3,508,714

(*) Included the total carrying amounts of cash and cash equivalents and due from banks at amortized cost.

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	2,718,336	2,176	39,955	2,760,467
Transfer to (from) 12-month expected credit losses		57	(54)	(3)	-
Transfer to (from) lifetime expected credit losses		(171)	174	(3)	-
Transfer to (from) impaired financial assets		(98)	(700)	798	-
Origination, collection and others		(49,258)	902	(434)	(48,790)
Charge off		-	-	(4,106)	(4,106)
Ending balance (*)	~~W~~	2,668,866	2,498	36,207	2,707,571

(*) Included the total carrying amounts of cash and cash equivalents and due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

i) Loans at amortized cost

		2025
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets	12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets
Beginning balance	~~W~~	8,353	3,719	13,302	4,119	6,072	-	35,565
Transfer to (from) 12-month expected credit losses		1,210	(1,168)	(42)	-	-	-	-
Transfer to (from) lifetime expected credit losses		(363)	448	(85)	-	-	-	-
Transfer to (from) impaired financial asset		(488)	(583)	1,071	-	(798)	798	-
Provision (reversal)		(3,774)	(1,022)	11,380	(667)	(3,977)	2,793	4,733
Collection		-	-	1,787	-	-	-	1,787
Charge off		-	-	(13,074)	-	-	-	(13,074)
Disposal		-	-	(1,106)	-	-	-	(1,106)
Ending balance	~~W~~	4,938	1,394	13,233	3,452	1,297	3,591	27,905

		2024
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets	12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets
Beginning balance	~~W~~	8,082	3,184	9,845	5,806	10,553	-	37,470
Transfer to (from) 12-month expected credit losses		1,282	(1,240)	(42)	301	(301)	-	-
Transfer to (from) lifetime expected credit losses		(357)	384	(27)	(120)	120	-	-
Transfer to (from) impaired financial asset		(382)	(286)	668	-	-	-	-
Provision (reversal)		(272)	1,677	12,173	(1,868)	(4,300)	-	7,410
Collection		-	-	1,780	-	-	-	1,780
Charge off		-	-	(10,660)	-	-	-	(10,660)
Disposal		-	-	(435)	-	-	-	(435)
Ending balance	~~W~~	8,353	3,719	13,302	4,119	6,072	-	35,565

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance (continued)

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2025 and 2024 are as follows: (continued)

ii) Receivables at amortized cost

		2025
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	1,337	89	32,349	33,775
Transfer to (from) 12-month expected credit losses		8	(6)	(2)	-
Transfer to (from) lifetime expected credit losses		(2)	8	(6)	-
Transfer to (from) impaired financial assets		(1,758)	(10)	1,768	-
Provision (reversal)		1,181	(31)	(145)	1,005
Collection		-	-	288	288
Charge off		-	-	(10,185)	(10,185)
Ending balance (*)	~~W~~	766	50	24,067	24,883

(*) Included credit loss allowance for due from banks at amortized cost.

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	866	82	34,648	35,596
Transfer to (from) 12-month expected credit losses		9	(6)	(3)	-
Transfer to (from) lifetime expected credit losses		(2)	5	(3)	-
Transfer to (from) impaired financial assets		(2)	(15)	17	-
Provision (reversal)		466	23	1,646	2,135
Collection		-	-	150	150
Charge off		-	-	(4,106)	(4,106)
Ending balance (*)	~~W~~	1,337	89	32,349	33,775

(*) Included credit loss allowance for due from banks at amortized cost.

(d) Deferred loan origination cost (fees)

Changes in deferred loan origination cost (fees) for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	~~W~~	783	(194)
Loan origination		(5,181)	(1,313)
Amortization		930	2,290
Ending balance	~~W~~	(3,468)	783

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

17. Lease

(a) Details of the right-of-use assets as of December 31, 2025 and 2024 are as follows:

		2025
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	215,445	(149,641)	65,804
Vehicle		1,032	(525)	507
	~~W~~	216,477	(150,166)	66,311

		2024
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	195,188	(118,486)	76,702
Vehicle		1,041	(471)	570
	~~W~~	196,229	(118,957)	77,272

(b) Changes in the right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Real estate	Vehicle	Total
Beginning balance	W	76,702	570	77,272
Acquisition		26,939	317	27,256
Disposal		(3,059)	(105)	(3,164)
Depreciation		(34,096)	(276)	(34,372)
Transfer		(681)	-	(681)
Ending balance	W	65,805	506	66,311

		2024
		Real estate	Vehicle	Total
Beginning balance	~~W~~	92,165	776	92,941
Acquisition		16,683	281	16,964
Disposal		(496)	(186)	(682)
Depreciation		(31,375)	(301)	(31,676)
Transfer		(275)	-	(275)
Ending balance	~~W~~	76,702	570	77,272

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

17. Lease (continued)

(c) The amount recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Depreciation of right-of-use assets	~~W~~	34,372	31,676
Interest expenses of lease liability		1,998	2,354
Expenses related to low-value lease assets		352	377
		36,722	34,407
Revenues from sublease of right-of-use assets		(734)	(962)
	~~W~~	35,988	33,445

(d) Total cash outflows from leases for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Cash outflows of lease liabilities	~~W~~	31,089	28,795
Cash outflows of low-value lease assets		352	377
	~~W~~	31,441	29,172

(e) The estimated timing of outflows of lease liabilities as of the years ended December 31, 2025 and 2024 are as follows:

		2025
Due(*)		Real estate	Vehicle	Total
In 1 month or less	~~W~~	3,244	24	3,268
After 1 month through 3 months		4,674	47	4,721
After 3 months through 6 months		8,825	67	8,892
After 6 months through 1 year		16,513	121	16,634
After 1 year through 5 years		35,042	285	35,327
After 5 years		-	-	-
	~~W~~	68,298	544	68,842

(*) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities.

		2024
Due(*)		Real estate	Vehicle	Total
In 1 month or less	~~W~~	2,950	24	2,974
After 1 month through 3 months		5,764	48	5,812
After 3 months through 6 months		8,512	72	8,584
After 6 months through 1 year		16,196	140	16,336
After 1 year through 5 years		46,567	334	46,901
After 5 years		-	-	-
	~~W~~	79,989	618	80,607

(*) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

18. Property and equipment

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

			2025
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	12,877	-	-	12,877
Buildings		36,913	(9,802)	(10,850)	16,261
Structure		3,894	(2,755)	(780)	359
Rental property (*)		51,214	(37,443)	-	13,771
Equipment (*)		116,361	(95,526)	-	20,835
Other assets		4,814	-	-	4,814
	~~W~~	226,073	(145,526)	(11,630)	68,917

(*) The acquisition cost and the accumulated depreciation of the rental property and equipment include the amount related to government subsidies.

			2024
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	12,877	-	-	12,877
Buildings		36,913	(9,328)	(9,979)	17,606
Structure		3,894	(2,659)	(728)	507
Rental property (*)		43,904	(31,616)	-	12,288
Equipment (*)		110,441	(86,041)	-	24,400
Other assets		246	-	-	246
	~~W~~	208,275	(129,644)	(10,707)	67,924

(*) The acquisition cost and the accumulated depreciation of the rental property and equipment include the amount related to government subsidies.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

18. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impairment	Depreciation	Ending balance
Land	~~W~~	12,877	-	-	-	-	-	12,877
Buildings		17,606	-	-	-	(871)	(474)	16,261
Structure		507	-	-	-	(52)	(96)	359
Rental property		12,288	7,309	-	-	-	(5,826)	13,771
Equipment		24,400	7,403	(119)	16	-	(10,865)	20,835
Other assets		246	4,584	-	(16)	-	-	4,814
	~~W~~	67,924	19,296	(119)	-	(923)	(17,261)	68,917

(*) Included amounts transferred from other property and equipment to equipment.

		2024
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impairment	Depreciation	Ending balance
Land	~~W~~	12,877	-	-	-	-	-	12,877
Buildings		19,699	14	-	-	(1,590)	(517)	17,606
Structure		739	-	-	-	(113)	(119)	507
Rental property		15,125	2,575	-	508	-	(5,920)	12,288
Equipment		27,593	8,129	(106)	-	-	(11,216)	24,400
Other assets		89	678	(13)	(508)	-	-	246
	~~W~~	76,122	11,396	(119)	-	(1,703)	(17,772)	67,924

(*) Included amounts transferred from other property and equipment to rental property.

(c) As of December 31, 2025, there are no property and equipment provided as collateral.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

19. Intangible assets

(a) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

		2025				2024
		Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry -iyng amount	Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry -iyng amount
Development cost (*)	~~W~~	511,568	(404,603)	(1,168)	105,797	508,344	(343,941)	(1,167)	163,236
Software (*)		141,795	(118,081)	-	23,714	138,579	(106,309)	-	32,270
Membership		8,737	-	(381)	8,356	8,737	-	(380)	8,357
Others		29,117	(12)	-	29,105	5,526	(11)	-	5,515
	~~W~~	691,217	(522,696)	(1,549)	166,972	661,186	(450,261)	(1,547)	209,378

(*) The acquisition cost of and the accumulated amortization of the development cost and software include the amount related to government subsidies.

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair -ment loss	Amortiza -tion	Ending balance
Development cost	~~W~~	163,236	3,818	-	1,681	-	(62,938)	105,797
Software		32,270	1,645	(8)	1,586	-	(11,779)	23,714
Membership		8,357	-	-	-	(1)	-	8,356
Others		5,515	27,816	(958)	(3,267)	-	(1)	29,105
	~~W~~	209,378	33,279	(966)	-	(1)	(74,718)	166,972

(*) Included amounts transferred from intangible assets under development to development cost and software.

		2024
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair -ment loss	Amortiza -tion	Ending balance
Development cost	~~W~~	179,693	12,544	(234)	33,189	(166)	(61,790)	163,236
Software		29,897	10,991	(272)	2,987	-	(11,333)	32,270
Membership		8,357	-	-	-	-	-	8,357
Others		17,455	24,237	-	(36,176)	-	(1)	5,515
	~~W~~	235,402	47,772	(506)	-	(166)	(73,124)	209,378

(*) Included amounts transferred from intangible assets under development to development cost and software.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

20. Insured assets

Details of insurance held for cash, securities and property and equipment of the Company as of the December 31, 2025 and 2024 are as follows:

				Amount covered
Insurance type	Insured assets	Insurance company		2025	2024
Comprehensive insurance for financial institutions	Electronic financial transaction	Meritz Fire & Marine Insurance Co., Ltd., etc.	~~W~~	500	500
Comprehensive property insurance	Comprehensive property risk Mechanical risk General liability risk	Meritz Fire & Marine Insurance Co., Ltd., etc.		99,959	105,890
Executive Liability Insurance	Directors and officers	Meritz Fire & Marine Insurance Co., Ltd.		50,000	50,000
Other insurance 1	Personal information leakage	Meritz Fire & Marine Insurance Co., Ltd., etc		5,000	5,000
Other insurance 2	Cash, securities	Meritz Fire & Marine Insurance Co., Ltd.		30	270
Other insurance 3	Elevator accident	Samsung Fire & Marine Insurance Co., Ltd.		90	90
			~~W~~	155,579	161,750

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

21. Investment properties

(a) Details of investment properties as of December 31, 2025 and 2024 are as follows:

		2025			2024
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	6,032	-	6,032	6,032	-	6,032
Buildings		10,649	(2,708)	7,941	10,649	(2,496)	8,153
	~~W~~	16,681	(2,708)	13,973	16,681	(2,496)	14,185

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beginning balance	Depreciation	Ending balance
Land	~~W~~	6,032	-	6,032
Buildings		8,153	(212)	7,941
	~~W~~	14,185	(212)	13,973

		2024
		Beginning balance	Depreciation	Ending balance
Land	~~W~~	6,032	-	6,032
Buildings		8,365	(212)	8,153
	~~W~~	14,397	(212)	14,185

(c) Income and expenses on investment properties

Rental income on investment properties and direct operating expenses for investment properties that generated rental income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Rental income	~~W~~	1,626	1,681
Operating expenses		212	212

(d) Fair value measurement

i) The fair value of investment properties as of December 31, 2025 and 2024 are as follows:

		2025	2024
Land	~~W~~	13,481	13,850
Buildings		12,809	13,161
	~~W~~	26,290	27,011

The fair value of an investment property is determined by the value measured by an independent assessment agency that has recently assessed a similar property in the area of the investment property being assessed, which is classified as Level 3 fair value based on inputs used in the valuation technique.

ii) Valuation techniques and inputs used in measuring the fair value of investment properties are as follows:

	Valuation technique		2025	2024	Inputs
Land	Officially assessed land price-based approach	~~W~~	13,481	13,850	Officially assessed land price, transaction-related comparable cases
Buildings	Cost Approach		12,809	13,161	Transaction-related comparable cases
		~~W~~	26,290	27,011

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives

(a) Notional amounts of outstanding derivative contracts as of December 31, 2025 and 2024 are as follows

		2025	2024
Currency related derivatives:
Exchange traded:
Currency futures	~~W~~	857,030	787,438

Equity related derivatives:
Exchange traded:
Equity futures		270,976	156,694
Over the counter:
Equity options		216,994	343,508

Interest rate related derivatives:
Exchange traded:
Interest rate futures		67,565	68,534

Other derivatives:
Exchange traded:
Commodity futures		9,391	7,704
		1,421,956	1,363,878
Hedges:
Fair value hedges:
Currency forward		325,665	352,619
Cash flow hedges:
Currency forward		2,338,128	2,034,281
Currency swaps		3,677,525	3,127,576
Interest rate forward		3,625,707	2,700,358
		9,967,025	8,214,834
	~~W~~	11,388,981	9,578,712

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(b) Fair value

The fair values of derivatives held as of December 31, 2025 and 2024 are as follows:

		2025		2024
		Assets	Liabilities	Assets	Liabilities
Equity related derivatives:
Exchange traded:
Equity futures	~~W~~	309	12	-	159
Over the counter:
Equity options		965	-	526	-

Other derivatives:
Exchange traded:
Commodity futures		348	17	97	86
		1,622	29	623	245
Hedges:
Fair value hedges:
Currency forward		2,845	8,275	-	29,428
Cash flow hedges:
Currency forward		661	210,611	-	172,676
Currency swaps		2,601	412,716	2,369	245,963
Interest rate forward		26,745	239,191	114,530	53,280
		32,852	870,793	116,899	501,347
	~~W~~	34,474	870,822	117,522	501,592

(c) Gains or losses related to derivatives

Gains or losses related to derivatives for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Gains related to derivatives	~~W~~	164,553	65,275
Losses related to derivatives		423,970	687,835

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(d) Gains and losses on valuation of derivatives

Valuation gains and losses of derivatives for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Profit or loss		Other comprehensive income (*1) (*2)
		Valuation gain	Valuation loss
Equity related derivatives:
Exchange traded:
Equity futures	~~W~~	309	12	-
Over the counter:
Equity options		619	136	-

Other derivatives:
Exchange traded:
Commodity futures		349	16	-
		1,277	164	-
Hedges:
Fair value hedges:
Currency forward		2,845	8,275	-
Cash flow hedges:
Currency forward		15,031	25,424	(77,126)
Currency swaps		27,449	190,821	(69,574)
Interest rate forward		59	6,703	(267,674)
		45,384	231,223	(414,374)
	~~W~~	46,661	231,387	(414,374)

(*1) The other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the income tax effect.

(*2) Excluded the change in the other comprehensive income for the year ended December 31, 2025, amounting to ~~W~~1,497 million, arising from bond forwards and interest rate swaps which are matured as of December 31, 2025.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(d) Gains and losses on valuation of derivatives (continued)

Valuation gains and losses of derivatives for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Profit or loss		Other comprehensive income (*1) (*2)
		Valuation gain	Valuation loss
Equity related derivatives:
Exchange traded:
Equity futures	~~W~~	-	159	-
Over the counter:
Equity options		64	1,633	-

Other derivatives:
Exchange traded:
Commodity futures		97	87	-
		161	1,879	-
Hedges:
Fair value hedges:
Currency forward		-	30,731	-
Cash flow hedges:
Currency forward		-	196,570	20,961
Currency swaps		-	225,780	7,578
Interest rate forward		21	7,414	122,904
		21	460,495	151,443
	~~W~~	182	462,374	151,443

(*1) The other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the income tax effect.

(*2) Excluded the change in the other comprehensive income for the year ended December 31, 2024, amounting to ~~W~~(88,537) million, arising from bond forwards and interest rate swaps which are matured as of December 31, 2024.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(e) Gains or losses related to hedge

i) The amounts recognized in profit or loss due to the ineffectiveness of the hedge in fair value hedges for the years ended December 31, 2025 and 2024 are as follows:

		2025
Fair value hedge		Fair value hedge designated gains or losses (hedged item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency risk	~~W~~	(3,285)	(1,901)	(5,186)

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

		2024
Fair value hedge		Fair value hedge designated gains or losses (hedge item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency risk	~~W~~	40,813	(43,781)	(2,968)

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(e) Gains or losses related to hedge (continued)

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2025 and 2024 are as follows:

		2025
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	~~W~~	(267,674)	(6,022)	-
Foreign currency translation risk		(146,701)	(2,316)	(176,270)
Discontinuation of Hedging (*3)		1,497	-	7
	~~W~~	(412,878)	(8,338)	(176,263)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.

(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item.

(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has matured as of the end of the reporting period.

		2024
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	~~W~~	122,904	(7,393)	-
Foreign currency translation risk		28,539	(1,934)	(461,137)
Discontinuation of Hedging (*3)		(88,537)	-	47,915
	~~W~~	62,906	(9,327)	(413,222)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.

(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item.

(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has matured as of the end of the reporting period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the separate statement of financial position, the separate statement of comprehensive income, and the separate statement of changes in equity

i) Hedging purpose and strategy

The Company trades derivative instruments to avoid exchange risk and interest rate arising from the assets of the Company. The Company applies fair value hedge accounting using currency forward to avoid fair value changes due to exchange rate changes of foreign currency beneficiary certificates. The Company also applies cash flow hedge accounting using currency forward, currency swap and interest rate forward to avoid cash flow volatility caused by exchange rate and interest rate changes of foreign currency bonds and structured deposits, as well as bonds in Won.

ii) Average hedge ratio

Nominal amounts and average hedge ratios for hedging instruments for the years ended December 31, 2025 and 2024 are as follows:

		2025
		In 1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total

Interest rate risk
- Nominal amount of hedging instrument	~~W~~	1,064,184	821,851	894,267	741,241	52,300	51,864	3,625,707
- Average price		2.66%	3.16%	3.28%	2.78%	3.12%	3.12%
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Foreign currency risk(*)
- Nominal amount of hedging instruments	~~W~~	1,440,673	924,737	1,555,099	816,883	889,076	714,850	6,341,318
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rates for the hedging instruments are USD/KRW 1,299.36, EUR/KRW 1,488.89, GBP/KRW 1,484.00, AUD/KRW 886.93, and SEK/KRW 130.77.

		2024
		In 1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total

Interest rate risk
- Nominal amount of hedging instrument	~~W~~	103,543	1,064,184	670,683	673,962	83,822	104,164	2,700,358
- Average price		3.20%	2.66%	3.24%	3.46%	3.28%	3.12%
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Foreign currency risk(*)
- Nominal amount of hedging instruments	~~W~~	1,390,969	761,831	869,678	1,354,457	737,635	399,906	5,514,476
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rates for the hedging instruments are USD/KRW 1,273.65, EUR/KRW 1,396.60, GBP/KRW 1,484.00, AUD/KRW 883.39, and SEK/KRW 127.57.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the separate statement of financial position, the separate statement of comprehensive income, and the separate statement of changes in equity (continued)

iii) The impact of hedging instruments on the separate statement of financial position, the separate statement of comprehensive income, and the separate statement of changes in equity as of and for the years ended December 31, 2025 and 2024

		2025
		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability
Fair value hedge:
Currency forward	~~W~~	325,665	2,845	8,275	(1,901)
Cash flow hedge:
Interest rate forward		3,625,707	26,745	239,191	(273,328)
Currency swap		3,677,525	2,601	412,716	(227,548)
Currency forward		2,338,128	661	210,611	(85,023)

		2024
		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability
Fair value hedge:
Currency forward	~~W~~	352,619	-	29,428	(43,781)
Cash flow hedge:
Interest rate forward		2,700,358	114,530	53,280	87,936
Currency swap		3,127,576	2,369	245,963	(214,801)
Currency forward		2,034,281	-	172,676	(173,472)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the separate statement of financial position, the separate statement of comprehensive income, and the separate `statement of changes in equity (continued)

iv) The impact of hedged items on the separate statement of financial position, the separate statement of comprehensive income, the separate statement of changes in equity as of and for the years ended December 31, 2025 and 2024

		2025
		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	Liability	Asset	Liability
Fair value hedge
Foreign exchange risk: securities in foreign currencies	~~W~~	354,482	-	-	-	(3,285)	-
Cash flow hedge
Interest rate risk: bonds in won and in foreign currencies		488,318	-	-	-	-	(222,410)
Foreign exchange risk: bonds and loans in foreign currencies		4,388,035	-	-	-	153,355	(67,534)

		2024
		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	Liability	Asset	Liability
Fair value hedge
Foreign exchange risk: securities in foreign currencies	~~W~~	386,966	-	-	-	40,813	-
Cash flow hedge
Interest rate risk: bonds in won and in foreign currencies		409,183	-	-	-	-	43,768
Foreign exchange risk: bonds and loans in foreign currencies		3,698,841	-	-	-	413,772	79,166

(g) As of December 31, 2025, due from banks with restriction on use related to derivative transactions is ~~W~~83,907 million (~~W~~74,296 as of December 31, 2024) and ~~W~~28,942 million of which is deposited at Shinhan Securities Co., Ltd., a related party.

(h) As of December 31, 2025, financial assets of ~~W~~1,264,644 million (~~W~~718,881 million as of December 31, 2024) are provided as collateral to financial institutions such as Samsung Futures Co., Ltd. for derivatives transactions. Of these, the collateral amount provided to the related parties, Shinhan Securities Co., Ltd. and Shinhan Bank Co., Ltd. are ~~W~~30,537 and ~~W~~146,627 million, respectively.

(i) As of December 31, 2025, the quantified effect of the mitigation of credit risk related to derivative assets, resulting from collateral held such as securities, amounts to ~~W~~21,640 million (~~W~~81,381 million as of December 31, 2024).

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

23. Other assets

Other assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
Prepaid expense	~~W~~	8,224	7,897
Prepayments		1,307	9
Others		346	336
	~~W~~	9,877	8,242

24. Pledged Assets

The assets pledged as collateral as of December 31, 2025 and 2024 are as follows:

		2025	2024	Reason for collateral
Securities at fair value through profit or loss	~~W~~	170,521	101,197	Variable insurance funds substitute securities transactions
Securities at fair value through other comprehensive income		1,152,880	512,157	Derivatives, compensation joint fund, coinsurance
Securities at amortized cost		183,450	105,527	Derivatives
Investment property		376	376	Collateral mortgage
	~~W~~	1,507,227	719,257

25. Insurance contract liabilities

(a) The carrying amounts of insurance contract liabilities as of December 31, 2025 and 2024, are as follows:

i) By insurance product

		2025	2024
Life	~~W~~	17,893,980	17,609,493
Health		4,955,045	5,411,591
Annuity & savings		19,249,216	20,427,712
Variable		5,814,382	4,970,854
	~~W~~	47,912,623	48,419,650

ii) By type of insurance contract

		2025	2024
Participating	~~W~~	5,089,929	5,318,700
Non-participating		37,008,312	38,130,096
Variable		5,814,382	4,970,854
	~~W~~	47,912,623	48,419,650

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(b) Measurement model and the carrying value of each product portfolio for insurance contract liabilities are as follows:

		2025
		General measurement model			Variable fee approach			Premium allocation approach
		Estimates of present value of future cash flows	Risk adjustments	Contractual service margin	Estimates of present value of future cash flows	Risk adjustments	Contractual service margin
Non-Par
Participating life	~~W~~	711,307	9,044	46,786	-	-	-	-
Non-participating life		9,656,916	526,980	2,479,776	-	-	-	-
Participating health		33,518	590	4,290	-	-	-	-
Non-participating health		598,264	603,390	3,095,108	-	-	-	75
Participating annuity & savings		1,226,299	3,122	86	-	-	-	-
Non-participating annuity & savings		1,039,632	88	3	-	-	-	801
Indirect-Par
Non-participating life		3,338,079	105,300	531,685	-	-	-	-
Variable life		1,067,440	55,890	90,018	-	-	-	-
Participating annuity & savings		2,748,281	6,317	79,703	-	-	-	-
Non-participating annuity & savings		11,039,593	44,773	961,124	-	-	-	-
Asset-linked annuity & savings		1,330,933	4,606	131,956	-	-	-	-
Direct-Par
Variable annuity & savings		-	-	-	4,383,410	21,518	133,201	-
Subtotal
Participating		4,719,405	19,073	130,865	-	-	-	-
Non-participating		27,003,417	1,285,137	7,199,652	-	-	-	876
Variable		1,067,440	55,890	90,018	4,383,410	21,518	133,201	-
	~~W~~	32,790,262	1,360,100	7,420,535	4,383,410	21,518	133,201	876

(*) The above table resents the liabilities for remaining coverage, where

1) Non-par: Groups of insurance contracts for which changes in assumptions related to financial risk do not have a substantial effect on the amounts payable to policyholders;

2) Indirect-par: Groups of insurance contracts for which changes in assumptions related to financial risk have a substantial effect on the amounts payable to policyholders; and

3) Direct-par: Groups of insurance contracts with direct participation features.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(b) Measurement model and the carrying value of each product portfolio for insurance contract liabilities are as follows: (continued)

		2024
		General measurement model			Variable fee approach			Premium allocation approach
		Estimates of present value of future cash flows	Risk adjustments	Contractual service margin	Estimates of present value of future cash flows	Risk adjustments	Contractual service margin
Non-Par
Participating life	~~W~~	745,498	9,632	37,819	-	-	-	-
Non-participating life		9,421,228	517,447	2,395,406	-	-	-	-
Participating health		41,039	662	2,939	-	-	-	-
Non-participating health		1,141,197	558,063	3,004,480	-	-	-	171
Participating annuity & savings		1,283,222	4,022	91	-	-	-	-
Non-participating annuity & savings		836,409	81	-	-	-	-	-
Indirect-Par
Non-participating life		3,332,895	116,290	551,776	-	-	-	-
Variable life		789,150	56,804	87,522	-	-	-	-
Participating annuity & savings		2,888,543	6,661	77,684	-	-	-	-
Non-participating annuity & savings		12,361,824	40,368	891,849	-	-	-	-
Asset-linked annuity & savings		1,299,061	2,990	126,162	-	-	-	-
Direct-Par
Variable annuity & savings		-	-	-	3,908,127	19,038	48,386	-
Subtotal
Participating		4,958,302	20,977	118,533	-	-	-	-
Non-participating		28,392,614	1,235,239	6,969,673	-	-	-	171
Variable		789,150	56,804	87,522	3,908,127	19,038	48,386	-
	~~W~~	34,140,066	1,313,020	7,175,728	3,908,127	19,038	48,386	171

(*) The above table resents the liabilities for remaining coverage, where

1) Non-par: Groups of insurance contracts for which changes in assumptions related to financial risk do not have a substantial effect on the amounts payable to policyholders;

2) Indirect-par: Groups of insurance contracts for which changes in assumptions related to financial risk have a substantial effect on the amounts payable to policyholders; and

3) Direct-par: Groups of insurance contracts with direct participation features.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

25. Insurance contract liabilities (continued)

(c) As of December 31, 2025, and December 31, 2024, the Company applied the following assumptions for estimating future cash flows for the contracts held, along with the basis for their determination.

Classification	2025	2024	Assumptions and measurement basis
Lapse ratio	0% ~ 66.77%	0% ~ 69.75%

- The ratio of lapseed contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term (zero/low-lapse-value insurance products), and duration.

- For zero/low-lapse-value insurance products, the surrender ratio for the period when there is insufficient experience statistics is calculated, using the log-linear regression model, so that it converges to 0.1% at the time of completion of premium payments

Loss ratio	3.16% ~ 1,787.70%	8% ~ 316%

- Other than general mortality: the ratio of accident claims to insurance premiums to on-level risk insurance premiums by risk coverage and elapsed period based on the last five years' experience statistics

- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years' experience statistics

Operating expense ratio	-	-

- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future expense policies based on recent experience statistics

Discount rate	2.79% ~ 4.59%	2.31% ~ 4.55%	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service
The confidence level for the risk adjustments regarding non-financial risk	75%	75%

- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below:

	2025
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life
Expected claim (A) ~~W~~	11,648	11,712	11,728	11,723	11,693	11,633	11,546	11,421	11,256	11,040	50,785	41,996	33,709	26,849	53,892	187,936
Risk Premium (B)	32,757	33,568	34,351	35,089	35,750	36,351	36,879	37,304	37,609	37,793	188,152	178,947	160,757	134,205	231,427	686,650
Loss ratio (A/B)	35.56%	34.89%	34.14%	33.41%	32.71%	32.00%	31.31%	30.62%	29.93%	29.21%	26.99%	23.47%	20.97%	20.01%	23.29%	27.37%
Non-participating life
Expected claim (A) ~~W~~	493,789	499,149	502,700	506,152	507,814	507,318	506,508	505,064	505,101	503,796	2,488,659	2,367,449	2,107,041	1,726,616	6,264,192	9,723,857
Risk Premium (B)	572,930	572,032	567,986	569,379	568,209	569,984	575,634	580,151	587,183	592,430	3,022,601	3,062,465	2,987,067	2,754,610	11,852,823	12,868,423
Loss ratio (A/B)	86.19%	87.26%	88.51%	88.90%	89.37%	89.01%	87.99%	87.06%	86.02%	85.04%	82.34%	77.31%	70.54%	62.68%	52.85%	75.56%
Participating health
Expected claim (A) ~~W~~	2,017	1,981	1,785	1,691	1,624	1,546	1,459	1,375	1,302	1,218	4,916	3,246	2,086	1,372	4,257	20,743
Risk Premium (B)	2,868	2,857	2,638	2,549	2,489	2,414	2,320	2,232	2,154	2,060	8,828	6,515	4,698	3,371	7,844	34,945
Loss ratio (A/B)	70.33%	69.34%	67.66%	66.34%	65.24%	64.06%	62.88%	61.62%	60.45%	59.12%	55.68%	49.83%	44.41%	40.71%	54.28%	59.36%
Non-participating health
Expected claim (A) ~~W~~	765,312	744,833	721,778	707,643	701,354	691,310	682,296	679,945	682,760	686,335	3,527,142	3,712,303	3,701,653	3,603,023	16,702,778	16,158,101
Risk Premium (B)	756,658	743,657	718,165	702,482	692,890	683,450	673,566	675,925	675,399	676,499	3,439,614	3,443,963	3,372,264	3,242,106	14,695,580	15,311,939
Loss ratio (A/B)	101.14%	100.16%	100.50%	100.73%	101.22%	101.15%	101.30%	100.59%	101.09%	101.45%	102.54%	107.79%	109.77%	111.13%	113.66%	105.53%
Participating annuity & savings
Expected claim (A) ~~W~~	840	731	628	541	466	413	381	358	339	334	1,819	2,500	3,623	4,961	30,464	16,541
Risk Premium (B)	2,350	2,134	1,921	1,742	1,588	1,474	1,428	1,410	1,406	1,438	8,313	11,283	15,118	19,043	76,899	56,663
Loss ratio (A/B)	35.73%	34.24%	32.69%	31.08%	29.35%	28.04%	26.67%	25.40%	24.09%	23.24%	21.88%	22.15%	23.97%	26.05%	39.62%	29.19%
Non-participating annuity & savings
Expected claim (A) ~~W~~	169	152	87	58	20	13	13	12	11	10	48	46	48	53	194	640
Risk Premium (B)	364	297	164	111	60	50	49	48	46	46	223	208	191	169	455	1,623
Loss ratio (A/B)	46.49%	51.24%	52.90%	52.27%	32.74%	26.71%	25.57%	24.12%	23.34%	22.61%	21.43%	22.00%	25.35%	31.26%	42.68%	39.43%

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2025
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating life
Expected claim (A) ~~W~~	137,679	138,980	139,905	141,197	140,579	140,663	141,528	140,624	140,168	140,043	695,006	680,035	653,572	605,557	2,327,859	2,927,369
Risk Premium (B)	133,166	134,460	134,716	135,290	136,967	139,152	141,210	143,518	146,018	147,602	774,557	808,518	813,594	769,494	2,840,238	3,273,610
Loss ratio (A/B)	103.39%	103.36%	103.85%	104.37%	102.64%	101.09%	100.22%	97.98%	95.99%	94.88%	89.73%	84.11%	80.33%	78.70%	81.96%	89.42%
Variable life
Expected claim (A) ~~W~~	57,354	56,517	55,523	54,865	54,211	53,873	53,386	52,751	52,757	52,875	265,396	271,126	276,720	269,946	918,408	1,176,457
Risk Premium (B)	65,216	64,661	63,631	63,166	63,273	63,665	64,017	64,518	65,349	66,220	346,778	376,553	397,115	381,683	906,076	1,469,065
Loss ratio (A/B)	87.94%	87.41%	87.26%	86.86%	85.68%	84.62%	83.39%	81.76%	80.73%	79.85%	76.53%	72.00%	69.68%	70.73%	101.36%	80.08%
Participating annuity & savings
Expected claim (A) ~~W~~	425	395	373	352	332	311	290	271	257	242	1,002	657	352	180	368	4,042
Risk Premium (B)	1,045	924	849	764	678	598	529	465	418	378	1,400	955	594	359	689	7,709
Loss ratio (A/B)	40.70%	42.79%	43.92%	46.07%	48.90%	52.03%	54.94%	58.34%	61.44%	63.89%	71.62%	68.84%	59.22%	50.30%	53.36%	52.44%
Non-participating annuity & savings
Expected claim (A) ~~W~~	5,782	5,541	5,238	5,021	4,831	4,538	4,281	3,964	3,784	3,596	15,225	11,196	7,710	4,315	3,116	60,717
Risk Premium (B)	7,930	7,437	6,957	6,559	6,215	5,890	5,501	5,064	4,800	4,562	19,251	13,943	9,883	6,014	5,663	79,453
Loss ratio (A/B)	72.92%	74.50%	75.29%	76.56%	77.73%	77.04%	77.82%	78.28%	78.83%	78.83%	79.08%	80.30%	78.02%	71.76%	55.03%	76.42%
Asset-linked annuity & savings
Expected claim (A) ~~W~~	889	854	820	779	737	699	662	612	566	530	2,174	1,476	941	514	331	8,900
Risk Premium (B)	1,043	997	957	903	855	817	771	694	643	599	2,477	1,680	1,071	588	381	10,296
Loss ratio (A/B)	85.21%	85.63%	85.69%	86.28%	86.14%	85.58%	85.91%	88.19%	88.07%	88.46%	87.78%	87.88%	87.86%	87.32%	86.91%	86.45%
Direct-Par
Variable annuity & savings
Expected claim (A) ~~W~~	7,977	7,266	6,652	6,147	5,686	5,247	4,824	4,384	3,953	3,582	13,568	8,007	4,423	2,224	3,083	63,975
Risk Premium (B)	8,725	8,002	7,323	6,760	6,243	5,752	5,267	4,826	4,426	4,066	15,830	10,440	7,030	4,762	11,261	75,527
Loss ratio (A/B)	91.42%	90.81%	90.83%	90.93%	91.07%	91.23%	91.60%	90.84%	89.32%	88.08%	85.71%	76.70%	62.92%	46.69%	27.38%	84.71%
Total
Expected claim (A) ~~W~~	1,483,881	1,468,112	1,447,217	1,436,170	1,429,347	1,417,565	1,407,174	1,400,781	1,402,253	1,403,600	7,065,742	7,100,039	6,791,879	6,245,612	26,308,942	30,349,280
Risk Premium (B)	1,585,053	1,571,025	1,539,658	1,524,792	1,515,218	1,509,597	1,507,172	1,516,155	1,525,450	1,533,692	7,828,024	7,915,469	7,769,383	7,316,405	30,629,334	33,875,902
Loss ratio (A/B)	93.62%	93.45%	94.00%	94.19%	94.33%	93.90%	93.37%	92.39%	91.92%	91.52%	90.26%	89.70%	87.42%	85.36%	85.89%	89.59%

(*1) Prepared for remaining coverage of underlying insurance contracts.

(*2) Expected claims exclude items not corresponding to risk premiums (life annuity)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life
Expected claim (A) ~~W~~	11,728	11,909	12,079	12,236	12,374	12,481	12,563	12,619	12,629	12,591	60,612	53,866	46,237	40,605	96,060	236,748
Risk Premium (B)	32,295	33,397	34,598	35,778	36,938	38,039	39,111	40,124	41,027	41,820	216,897	219,831	210,573	187,071	372,699	852,625
Loss ratio (A/B)	36.31%	35.66%	34.91%	34.20%	33.50%	32.81%	32.12%	31.45%	30.78%	30.11%	27.95%	24.50%	21.96%	21.71%	25.77%	27.77%
Non-participating life
Expected claim (A) ~~W~~	481,738	481,227	483,311	483,429	483,296	484,440	485,622	486,076	486,792	487,400	2,439,243	2,353,694	2,140,987	1,773,932	5,446,566	9,892,855
Risk Premium (B)	553,429	557,185	557,104	555,763	560,146	562,067	566,604	574,630	581,337	589,885	3,048,605	3,152,033	3,129,258	2,889,024	9,718,037	13,360,811
Loss ratio (A/B)	87.05%	86.37%	86.75%	86.98%	86.28%	86.19%	85.71%	84.59%	83.74%	82.63%	80.01%	74.67%	68.42%	61.40%	56.05%	74.04%
Participating health
Expected claim (A) ~~W~~	2,208	2,083	2,043	1,843	1,746	1,677	1,597	1,508	1,423	1,348	5,485	3,667	2,350	1,510	4,482	23,521
Risk Premium (B)	3,013	2,881	2,867	2,651	2,557	2,495	2,419	2,326	2,237	2,158	9,333	6,933	4,992	3,532	8,108	37,914
Loss ratio (A/B)	73.29%	72.29%	71.25%	69.53%	68.27%	67.20%	66.03%	64.84%	63.61%	62.46%	58.77%	52.89%	47.08%	42.76%	55.28%	62.04%
Non-participating health
Expected claim (A) ~~W~~	631,453	616,108	599,988	592,367	589,999	590,001	586,123	584,930	590,297	597,004	3,059,846	3,202,230	3,196,124	3,105,639	14,873,727	14,556,485
Risk Premium (B)	652,227	634,482	614,584	599,689	591,661	586,516	579,600	576,028	581,959	580,852	2,945,773	2,992,861	3,063,436	2,952,901	12,889,375	13,989,143
Loss ratio (A/B)	96.81%	97.10%	97.63%	98.78%	99.72%	100.59%	101.13%	101.55%	101.43%	102.78%	103.87%	107.00%	104.33%	105.17%	115.40%	104.06%
Participating annuity & savings
Expected claim (A) ~~W~~	963	835	721	614	521	441	384	348	322	299	1,539	2,082	3,079	4,450	31,390	16,897
Risk Premium (B)	2,567	2,346	2,137	1,926	1,746	1,586	1,466	1,414	1,392	1,384	7,731	10,375	13,936	17,699	77,819	58,410
Loss ratio (A/B)	37.53%	35.60%	33.73%	31.85%	29.86%	27.79%	26.18%	24.59%	23.15%	21.64%	19.90%	20.06%	22.10%	25.14%	40.34%	28.93%
Non-participating annuity & savings
Expected claim (A) ~~W~~	138	139	108	60	46	15	14	13	12	12	54	53	59	67	278	694
Risk Premium (B)	291	270	197	100	90	53	51	51	50	48	240	232	223	207	635	1,716
Loss ratio (A/B)	47.46%	51.43%	54.71%	59.60%	50.87%	28.29%	27.28%	26.19%	24.81%	24.06%	22.63%	22.89%	26.29%	32.62%	43.79%	40.43%

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating life
Expected claim (A) ~~W~~	133,459	136,517	137,827	138,106	139,295	138,998	139,584	141,183	140,611	140,429	704,374	689,595	657,398	606,310	2,232,023	3,043,396
Risk Premium (B)	129,015	129,635	130,579	131,034	132,275	133,205	134,789	137,133	138,508	140,416	732,659	774,047	793,446	768,261	2,746,956	3,322,462
Loss ratio (A/B)	103.44%	105.31%	105.55%	105.40%	105.31%	104.35%	103.56%	102.95%	101.52%	100.01%	96.14%	89.09%	82.85%	78.92%	81.25%	91.60%
Variable life
Expected claim (A) ~~W~~	57,236	56,123	55,291	54,464	54,002	53,584	53,407	53,179	52,880	53,255	273,842	291,303	309,503	315,823	1,279,070	1,350,287
Risk Premium (B)	65,830	65,290	64,717	63,994	63,760	63,882	64,406	65,042	65,765	67,008	354,677	384,462	391,274	350,069	772,704	1,507,775
Loss ratio (A/B)	86.95%	85.96%	85.44%	85.11%	84.70%	83.88%	82.92%	81.76%	80.41%	79.48%	77.21%	75.77%	79.10%	90.22%	165.53%	89.55%
Participating annuity & savings
Expected claim (A) ~~W~~	432	404	384	363	343	325	306	286	267	252	1,058	721	391	186	359	4,355
Risk Premium (B)	1,067	945	871	793	707	626	558	493	432	384	1,387	880	504	237	387	7,890
Loss ratio (A/B)	40.52%	42.80%	44.08%	45.75%	48.59%	51.96%	54.86%	57.94%	61.78%	65.69%	76.28%	81.91%	77.61%	78.55%	92.87%	55.20%
Non-participating annuity & savings
Expected claim (A) ~~W~~	5,986	5,618	5,365	5,061	4,813	4,604	4,384	4,128	3,815	3,635	15,490	11,425	8,029	4,743	3,736	64,293
Risk Premium (B)	8,324	7,766	7,306	6,832	6,430	6,081	5,762	5,386	4,964	4,699	19,904	14,346	10,232	6,384	6,107	85,471
Loss ratio (A/B)	71.91%	72.34%	73.43%	74.08%	74.85%	75.71%	76.08%	76.64%	76.85%	77.37%	77.82%	79.64%	78.47%	74.30%	61.18%	75.22%
Asset-linked annuity & savings
Expected claim (A) ~~W~~	886	841	804	769	727	682	642	601	546	497	1,962	1,231	732	377	234	8,600
Risk Premium (B)	1,106	1,048	1,002	956	898	844	794	741	654	593	2,339	1,456	861	444	271	10,531
Loss ratio (A/B)	80.09%	80.22%	80.27%	80.42%	80.90%	80.82%	80.82%	81.22%	83.43%	83.67%	83.88%	84.53%	84.98%	85.05%	86.34%	81.66%
Direct-Par
Variable annuity & savings
Expected claim (A) ~~W~~	8,045	7,272	6,557	5,945	5,438	4,988	4,560	4,162	3,755	3,351	12,496	7,352	4,077	2,033	2,416	62,919
Risk Premium (B)	9,324	8,484	7,700	6,991	6,379	5,829	5,306	4,800	4,346	3,944	15,041	9,480	6,044	3,795	8,260	76,773
Loss ratio (A/B)	86.29%	85.72%	85.15%	85.05%	85.25%	85.56%	85.94%	86.70%	86.40%	84.98%	83.08%	77.55%	67.45%	53.56%	29.26%	81.95%
Total
Expected claim (A) ~~W~~	1,334,272	1,319,076	1,304,478	1,295,257	1,292,600	1,292,236	1,289,186	1,289,033	1,293,349	1,300,073	6,576,001	6,617,219	6,368,966	5,855,675	23,970,341	29,261,050
Risk Premium (B)	1,458,488	1,443,729	1,423,662	1,406,507	1,403,587	1,401,223	1,400,866	1,408,168	1,422,671	1,433,191	7,354,586	7,566,936	7,624,779	7,179,624	26,601,358	33,311,521
Loss ratio (A/B)	91.48%	91.37%	91.63%	92.09%	92.09%	92.22%	92.03%	91.54%	90.91%	90.71%	89.41%	87.45%	83.53%	81.56%	90.11%	87.84%

(*1) Prepared for remaining coverage of underlying insurance contracts.

(*2) Expected claims exclude items not corresponding to risk premiums (life annuity)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

Ratio of expected claims to actual claims for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Expected loss ratio (A)	93.12%	93.11%
Actual loss ratio (B)	99.39%	96.26%
Ratio of expected claims to actual claims (C=A-B) (%p)	(6.27)%	(3.15)%

(*1) Prepared for the underlying insurance contracts

(*2) Expected loss ratio (A) = expected claims for the year divided by actual risk premiums for the year

(*3) Actual loss ratio (B) = the sum of incurred claims for the year and incurred claims adjustments for the year, which is then divided by actual risk premium

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance expense

	2025
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life
Expected maintenance expense, etc. (A)	~~W~~ 2,565	2,550	2,091	2,073	2,054	2,035	2,016	1,995	1,972	1,949	9,352	8,681	8,028	7,285	17,093	38,705
Planned maintenance cost (B)	3,021	2,659	2,352	2,088	1,869	1,686	1,536	1,410	1,302	1,213	5,055	3,814	2,823	2,003	2,781	24,416
Ratio (A/B)	84.92%	95.92%	88.88%	99.29%	109.94%	120.75%	131.20%	141.45%	151.43%	160.64%	185.00%	227.61%	284.38%	363.75%	614.68%	158.52%
Non-participating life
Expected maintenance expense, etc. (A)	~~W~~ 107,357	106,785	90,677	87,629	84,541	80,409	78,019	76,390	75,133	73,816	358,265	343,714	324,008	301,263	1,243,491	1,633,663
Planned maintenance cost (B)	286,195	257,592	239,733	239,453	230,100	223,832	196,990	178,895	173,064	171,681	723,817	567,415	470,063	358,191	862,562	3,149,917
Ratio (A/B)	37.51%	41.45%	37.82%	36.60%	36.74%	35.92%	39.61%	42.70%	43.41%	43.00%	49.50%	60.58%	68.93%	84.11%	144.16%	51.86%
Participating health
Expected maintenance expense, etc. (A)	~~W~~ 239	233	198	191	186	182	177	173	169	166	781	710	640	562	1,280	3,277
Planned maintenance cost (B)	89	84	74	68	64	60	56	53	50	46	194	143	105	76	125	853
Ratio (A/B)	268.31%	278.40%	269.51%	280.52%	291.91%	303.71%	315.64%	328.99%	342.01%	357.22%	402.13%	495.24%	607.05%	740.74%	1022.52%	384.35%
Non-participating health
Expected maintenance expense, etc. (A)	~~W~~ 136,029	126,785	114,291	109,154	105,137	101,488	98,108	95,905	94,249	92,655	443,967	405,875	372,022	339,644	1,428,292	1,962,821
Planned maintenance cost (B)	504,766	445,973	398,714	365,976	341,360	321,819	304,410	290,828	279,232	270,295	1,256,777	961,778	764,885	688,935	2,092,653	5,331,756
Ratio (A/B)	26.95%	28.43%	28.67%	29.83%	30.80%	31.54%	32.23%	32.98%	33.75%	34.28%	35.33%	42.20%	48.64%	49.30%	68.25%	36.81%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,127	1,120	821	814	807	799	792	785	778	770	3,731	3,524	3,295	3,009	8,015	15,899
Planned maintenance cost (B)	34	30	27	24	22	21	21	20	20	20	96	91	85	75	160	416
Ratio (A/B)	3323.19%	3774.85%	3087.74%	3353.30%	3597.87%	3767.94%	3820.86%	3868.53%	3893.30%	3905.21%	3880.48%	3852.79%	3885.16%	4003.07%	4994.90%	3824.50%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,684	1,300	437	201	33	7	7	7	6	6	28	24	21	18	44	3,598
Planned maintenance cost (B)	3,092	2,336	1,146	504	76	12	12	11	10	10	42	32	25	18	33	6,971
Ratio (A/B)	54.47%	55.66%	38.10%	39.92%	43.04%	57.50%	58.58%	59.55%	60.47%	61.73%	65.85%	73.52%	84.16%	98.00%	136.29%	51.61%

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance expense (continued)

	2025
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating life
Expected maintenance expense, etc. (A)	~~W~~ 24,675	24,154	20,437	19,950	19,508	19,177	18,943	18,628	18,307	17,947	86,073	80,599	74,626	67,634	243,939	374,273
Planned maintenance cost (B)	74,076	66,309	59,547	52,995	47,349	42,912	39,514	36,293	33,062	29,335	122,730	96,262	76,997	60,831	148,282	632,912
Ratio (A/B)	33.31%	36.43%	34.32%	37.65%	41.20%	44.69%	47.94%	51.33%	55.37%	61.18%	70.13%	83.73%	96.92%	111.18%	164.51%	59.14%
Variable life
Expected maintenance expense, etc. (A)	~~W~~ 13,693	13,313	12,628	12,311	12,052	11,802	11,563	11,353	11,165	10,976	52,262	47,565	41,668	34,918	103,821	210,787
Planned maintenance cost (B)	39,971	35,932	32,012	28,653	25,799	23,238	20,918	19,229	17,891	16,589	68,630	55,300	46,485	36,797	70,953	346,911
Ratio (A/B)	34.26%	37.05%	39.45%	42.97%	46.72%	50.79%	55.28%	59.04%	62.41%	66.16%	76.15%	86.01%	89.64%	94.89%	146.32%	60.76%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 4,121	3,925	2,760	2,647	2,538	2,429	2,327	2,235	2,145	2,060	9,296	7,998	7,091	6,456	25,081	43,994
Planned maintenance cost (B)	2,734	2,311	2,044	1,838	1,660	1,484	1,356	1,249	1,161	1,086	4,495	3,425	2,775	2,368	5,761	22,706
Ratio (A/B)	150.72%	169.87%	135.04%	144.00%	152.91%	163.69%	171.65%	178.92%	184.76%	189.66%	206.82%	233.52%	255.51%	272.63%	435.40%	193.76%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 23,389	21,331	14,610	13,568	12,594	11,675	10,907	10,247	9,712	9,139	39,178	30,983	24,838	20,057	60,950	190,804
Planned maintenance cost (B)	22,545	19,350	17,028	14,975	13,244	11,733	10,494	9,446	8,634	7,616	28,464	18,924	12,756	8,810	18,779	158,304
Ratio (A/B)	103.74%	110.24%	85.80%	90.61%	95.09%	99.50%	103.93%	108.48%	112.48%	120.00%	137.64%	163.72%	194.72%	227.67%	324.57%	120.53%
Asset-linked annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 2,126	1,965	1,361	1,268	1,187	1,117	1,041	917	856	805	3,390	2,575	2,104	1,832	7,350	17,519
Planned maintenance cost (B)	2,072	1,859	1,677	1,529	1,394	1,279	1,146	895	803	732	2,768	1,629	961	585	928	15,072
Ratio (A/B)	102.63%	105.67%	81.17%	82.96%	85.13%	87.31%	90.77%	102.52%	106.71%	109.91%	122.50%	158.10%	218.80%	313.11%	791.76%	116.24%
Direct-Par
Variable annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 17,662	15,523	13,562	11,964	10,637	9,438	8,374	7,484	6,676	5,945	21,894	14,076	9,960	7,717	26,010	127,057
Planned maintenance cost (B)	12,836	10,644	8,832	7,467	6,205	5,521	4,761	4,158	3,607	3,113	10,963	6,261	3,680	2,219	3,982	72,601
Ratio (A/B)	137.60%	145.84%	153.56%	160.22%	171.44%	170.94%	175.86%	179.98%	185.07%	191.00%	199.70%	224.80%	270.67%	347.72%	653.21%	175.01%
Total

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

Expected maintenance expense, etc. (A)	~~W~~ 334,668	318,984	273,873	261,770	251,273	240,558	232,274	226,117	221,169	216,232	1,028,215	946,323	868,299	790,395	3,165,366	4,622,399
Planned maintenance cost (B)	951,431	845,078	763,185	715,570	669,140	633,597	581,215	542,488	518,835	501,736	2,224,031	1,715,076	1,381,640	1,160,908	3,206,999	9,762,835
Ratio (A/B)	35.18%	37.75%	35.89%	36.58%	37.55%	37.97%	39.96%	41.68%	42.63%	43.10%	46.23%	55.18%	62.85%	68.08%	98.70%	47.35%

(*1) Prepared for remaining coverage of underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance expense (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life
Expected maintenance expense, etc. (A)	~~W~~ 2,593	2,598	2,606	2,182	2,185	2,187	2,188	2,189	2,188	2,185	10,830	10,577	10,276	9,814	26,170	48,164
Planned maintenance cost (B)	3,194	2,834	2,545	2,302	2,093	1,921	1,778	1,662	1,563	1,479	6,479	5,310	4,251	3,230	5,098	30,590
Ratio (A/B)	81.18%	91.67%	102.41%	94.81%	104.39%	113.81%	123.08%	131.72%	139.95%	147.72%	167.17%	199.19%	241.73%	303.87%	513.34%	157.45%
Non-participating life
Expected maintenance expense, etc. (A)	~~W~~ 99,157	96,733	95,975	82,243	78,920	76,529	73,761	71,871	70,897	69,843	338,515	325,125	310,542	289,371	1,159,671	1,614,589
Planned maintenance cost (B)	271,301	238,751	215,722	201,990	203,765	196,666	198,271	176,980	163,690	159,454	715,798	551,427	439,766	331,316	741,999	3,048,121
Ratio (A/B)	36.55%	40.52%	44.49%	40.72%	38.73%	38.91%	37.20%	40.61%	43.31%	43.80%	47.29%	58.96%	70.62%	87.34%	156.29%	52.97%
Participating health
Expected maintenance expense, etc. (A)	~~W~~ 265	247	241	207	199	194	189	185	181	177	831	753	677	595	1,388	3,677
Planned maintenance cost (B)	96	86	81	72	67	63	59	56	52	49	205	151	111	80	134	933
Ratio (A/B)	275.61%	288.23%	298.24%	285.49%	296.06%	307.66%	319.93%	332.36%	346.16%	359.69%	404.94%	497.28%	609.87%	744.23%	1036.50%	393.93%
Non-participating health
Expected maintenance expense, etc. (A)	~~W~~ 121,376	111,917	106,043	97,038	93,782	91,061	88,563	86,451	85,174	83,973	401,743	364,965	333,265	305,561	1,312,992	1,842,037
Planned maintenance cost (B)	399,615	349,687	319,093	296,060	278,516	263,746	252,101	242,282	234,304	226,055	1,058,447	839,913	668,266	621,372	1,957,464	4,642,032
Ratio (A/B)	30.37%	32.00%	33.23%	32.78%	33.67%	34.53%	35.13%	35.68%	36.35%	37.15%	37.96%	43.45%	49.87%	49.18%	67.08%	39.68%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,145	1,142	1,138	846	840	833	826	819	812	804	3,910	3,732	3,534	3,342	9,996	18,043
Planned maintenance cost (B)	35	31	28	25	23	22	21	20	20	20	97	93	86	77	175	445
Ratio (A/B)	3263.18%	3724.31%	4120.05%	3352.51%	3592.39%	3801.60%	3948.35%	3996.30%	4032.35%	4045.47%	4036.45%	4031.54%	4087.66%	4315.82%	5713.03%	4055.11%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,353	1,142	766	219	140	8	8	7	7	7	32	28	25	23	63	3,554
Planned maintenance cost (B)	2,393	2,026	1,319	546	339	13	13	12	11	11	47	38	30	23	47	6,434
Ratio (A/B)	56.55%	56.38%	58.05%	40.18%	41.17%	59.73%	60.46%	61.59%	62.57%	63.42%	67.42%	74.82%	84.70%	97.84%	134.51%	55.23%

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance expense (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating life
Expected maintenance expense, etc. (A)	~~W~~ 25,346	24,541	24,096	20,840	20,395	19,995	19,687	19,462	19,149	18,834	90,199	84,615	78,046	70,328	246,430	407,740
Planned maintenance cost (B)	80,239	71,207	64,144	57,983	51,739	46,606	42,400	39,049	35,912	32,652	130,440	101,201	82,707	64,577	153,649	701,416
Ratio (A/B)	31.59%	34.46%	37.57%	35.94%	39.42%	42.90%	46.43%	49.84%	53.32%	57.68%	69.15%	83.61%	94.36%	108.91%	160.38%	58.13%
Variable life
Expected maintenance expense, etc. (A)	~~W~~ 13,875	13,382	13,034	12,378	12,082	11,788	11,562	11,313	11,056	10,818	51,014	45,874	39,943	33,625	95,028	217,429
Planned maintenance cost (B)	44,300	39,482	35,469	31,577	28,246	25,431	22,924	20,587	18,911	17,587	71,868	56,508	47,752	38,394	72,450	384,945
Ratio (A/B)	31.32%	33.89%	36.75%	39.20%	42.77%	46.35%	50.43%	54.95%	58.46%	61.51%	70.98%	81.18%	83.65%	87.58%	131.16%	56.48%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 4,334	4,150	3,974	2,861	2,755	2,656	2,563	2,468	2,379	2,291	10,423	9,069	8,087	7,375	30,404	51,652
Planned maintenance cost (B)	2,534	2,236	1,991	1,794	1,641	1,507	1,385	1,290	1,209	1,143	4,834	3,716	2,985	2,521	6,299	23,869
Ratio (A/B)	171.04%	185.66%	199.64%	159.45%	167.94%	176.26%	185.05%	191.38%	196.70%	200.36%	215.61%	244.07%	270.91%	292.55%	482.69%	216.40%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 25,335	22,122	20,079	13,946	12,871	11,873	11,017	10,275	9,611	9,037	38,317	29,296	22,984	18,327	55,768	201,300
Planned maintenance cost (B)	25,101	19,434	16,474	14,370	12,462	10,907	9,659	8,593	7,666	6,931	26,339	16,897	11,261	7,652	14,682	155,530
Ratio (A/B)	100.93%	113.83%	121.88%	97.05%	103.28%	108.86%	114.06%	119.57%	125.37%	130.40%	145.48%	173.38%	204.10%	239.51%	379.84%	129.43%
Asset-linked annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 2,256	2,087	1,940	1,374	1,279	1,194	1,121	1,039	906	839	3,464	2,555	2,047	1,770	7,074	19,240
Planned maintenance cost (B)	2,153	1,934	1,747	1,575	1,428	1,303	1,191	1,056	797	703	2,599	1,458	829	505	899	15,573
Ratio (A/B)	104.83%	107.93%	111.07%	87.26%	89.56%	91.57%	94.06%	98.41%	113.70%	119.41%	133.25%	175.28%	246.87%	350.37%	786.83%	123.54%
Direct-Par
Variable annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 18,234	16,000	13,939	12,099	10,637	9,346	8,231	7,205	6,339	5,565	19,901	12,206	8,447	6,508	21,896	126,478
Planned maintenance cost (B)	12,141	10,221	8,362	6,955	5,901	4,846	4,327	3,692	3,193	2,734	9,385	5,153	2,974	1,776	3,217	67,648
Ratio (A/B)	150.19%	156.54%	166.70%	173.96%	180.28%	192.85%	190.24%	195.18%	198.51%	203.55%	212.04%	236.89%	284.09%	366.42%	680.72%	186.96%
Total
Expected maintenance expense, etc. (A)	~~W~~ 315,269	296,061	283,831	246,233	236,085	227,664	219,716	213,284	208,699	204,373	969,179	888,795	817,873	746,639	2,966,880	4,553,903

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

Planned maintenance cost (B)	843,102	737,929	666,975	615,249	586,220	553,031	534,129	495,279	467,328	448,818	2,026,538	1,581,865	1,261,018	1,071,523	2,956,113	9,077,536
Ratio (A/B)	37.39%	40.12%	42.56%	40.02%	40.27%	41.17%	41.14%	43.06%	44.66%	45.54%	47.82%	56.19%	64.86%	69.68%	100.36%	50.17%

(*1) Prepared for remaining coverage of underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied:

i) Participating insurance contracts

		2025
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	5,011,424	86,389	220,887	5,318,700
Insurance revenue:
Contracts under the modified retrospective approach		(92)	-	-	(92)
Contracts under the fair value approach		(51,571)	-	-	(51,571)
Contracts after transition		(250)	-	-	(250)
		(51,913)	-	-	(51,913)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	33,715	33,715
Adjustments to liabilities for incurred claims		-	-	(651)	(651)
Losses and reversals of losses on onerous contracts		-	(19,629)	-	(19,629)
Amortization of insurance acquisition cash flows		170	-	-	170
Experience adjustments to insurance acquisition cash flows that are not related to future service		182	-	-	182
Others		-	(359)	-	(359)
		352	(19,988)	33,064	13,428
Investment components and premium refunds		(194,236)	-	194,236	-
Insurance finance income or expenses recognized in:
Profit or loss		158,904	2,507	12,080	173,491
Other comprehensive income		(172,593)	(2,103)	(49)	(174,745)
		(13,689)	404	12,031	(1,254)
Cash flows:
Premiums received		52,142	-	-	52,142
Insurance acquisition cash flows		(1,266)	-	-	(1,266)
Claims and other insurance service expenses paid		(211)	-	(31,587)	(31,798)
Investment components received (paid) and premium refunds		-	-	(208,048)	(208,048)
		50,665	-	(239,635)	(188,970)
Other changes		(58)	(4)	-	(62)
Closing balance:
Insurance contract liabilities	~~W~~	4,802,545	66,801	220,583	5,089,929

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

i) Participating insurance contracts (continued)

		2024
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	4,662,767	20,454	226,380	4,909,601
Insurance revenue:
Contracts under the modified retrospective approach		(91)	-	-	(91)
Contracts under the fair value approach		(48,424)	-	-	(48,424)
Contracts after transition		755	-	-	755
		(47,760)	-	-	(47,760)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	31,736	31,736
Adjustments to liabilities for incurred claims		-	-	(1,285)	(1,285)
Losses and reversals of losses on onerous contracts		-	64,528	-	64,528
Amortization of insurance acquisition cash flows		120	-	-	120
Experience adjustments to insurance acquisition cash flows that are not related to future service		17	-	-	17
Others		2	(50)	-	(48)
		139	64,478	30,451	95,068
Investment components and premium refunds		(184,709)	-	184,709	-
Insurance finance income or expenses recognized in:
Profit or loss		151,824	549	11,108	163,481
Other comprehensive income		372,888	912	196	373,996
		524,712	1,461	11,304	537,477
Cash flows:
Premiums received		57,374	-	-	57,374
Insurance acquisition cash flows		(925)	-	-	(925)
Claims and other insurance service expenses paid		(178)	-	(29,542)	(29,720)
Investment components received (paid) and premium refunds		-	-	(202,415)	(202,415)
		56,271	-	(231,957)	(175,686)
Other changes		4	(4)	-	-
Closing balance:
Insurance contract liabilities	~~W~~	5,011,424	86,389	220,887	5,318,700

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

ii) Non-participating insurance contracts

		2025
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	36,230,539	366,986	1,532,152	38,129,677
Insurance revenue:
Contracts under the modified retrospective approach		(380,467)	-	-	(380,467)
Contracts under the fair value approach		(1,459,586)	-	-	(1,459,586)
Contracts after transition		(1,030,287)	-	-	(1,030,287)
		(2,870,340)	-	-	(2,870,340)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	1,731,614	1,731,614
Adjustments to liabilities for incurred claims		-	-	(22,591)	(22,591)
Losses and reversals of losses on onerous contracts		-	75,173	-	75,173
Amortization of insurance acquisition cash flows		392,104	-	-	392,104
Experience adjustments to insurance acquisition cash flows that are not related to future service		(12,194)	-	-	(12,194)
Others		94	(14,619)	-	(14,525)
		380,004	60,554	1,709,023	2,149,581
Investment components and premium refunds		(3,497,168)	-	3,497,168	-
Insurance finance income or expenses recognized in:
Profit or loss		1,290,850	1,995	48,205	1,341,050
Other comprehensive income		(1,632,541)	(831)	563	(1,632,809)
		(341,691)	1,164	48,768	(291,759)
Cash flows:
Premiums received		7,185,885	-	-	7,185,885
Insurance acquisition cash flows		(2,027,635)	-	-	(2,027,635)
Claims and other insurance service expenses paid		(95)	-	(1,647,704)	(1,647,799)
Investment components received (paid) and premium refunds		-	-	(3,620,450)	(3,620,450)
		5,158,155	-	(5,268,154)	(109,999)
Other changes		1	(1)	-	-
Closing balance:
Insurance contract liabilities	~~W~~	35,059,500	428,703	1,518,957	37,007,160

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

ii) Non-participating insurance contracts (continued)

		2024
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	33,481,728	370,349	1,541,678	35,393,755
Insurance revenue:
Contracts under the modified retrospective approach		(442,542)	-	-	(442,542)
Contracts under the fair value approach		(1,490,048)	-	-	(1,490,048)
Contracts after transition		(708,722)	-	-	(708,722)
		(2,641,312)	-	-	(2,641,312)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	1,525,276	1,525,276
Adjustments to liabilities for incurred claims		-	-	27,232	27,232
Losses and reversals of losses on onerous contracts		-	7,313	-	7,313
Amortization of insurance acquisition cash flows		329,281	-	-	329,281
Experience adjustments to insurance acquisition cash flows that are not related to future service		(31,740)	-	-	(31,740)
Others		148	(16,487)	-	(16,339)
		297,689	(9,174)	1,552,508	1,841,023
Investment components and premium refunds		(3,665,607)	-	3,665,607	-
Insurance finance income or expenses recognized in:
Profit or loss		1,314,876	2,413	52,020	1,369,309
Other comprehensive income		2,766,489	3,398	2,964	2,772,851
		4,081,365	5,811	54,984	4,142,160
Cash flows:
Premiums received		6,232,497	-	-	6,232,497
Insurance acquisition cash flows		(1,555,691)	-	-	(1,555,691)
Claims and other insurance service expenses paid		(130)	-	(1,467,210)	(1,467,340)
Investment components received (paid) and premium refunds		-	-	(3,815,415)	(3,815,415)
		4,676,676	-	(5,282,625)	(605,949)
Closing balance:
Insurance contract liabilities	~~W~~	36,230,539	366,986	1,532,152	38,129,677

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

iii) Variable insurance contracts

		2025
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	4,862,460	46,566	61,828	4,970,854
Insurance revenue:
Contracts under the modified retrospective approach		(22,103)	-	-	(22,103)
Contracts under the fair value approach		(113,995)	-	-	(113,995)
Contracts after transition		(12,316)	-	-	(12,316)
		(148,414)	-	-	(148,414)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	96,201	96,201
Adjustments to liabilities for incurred claims		-	-	(4,570)	(4,570)
Losses and reversals of losses on onerous contracts		-	6,286	-	6,286
Amortization of insurance acquisition cash flows		18,318	-	-	18,318
Experience adjustments to insurance acquisition cash flows that are not related to future service		1,529	-	-	1,529
Others		-	(148)	-	(148)
		19,847	6,138	91,631	117,616
Investment components and premium refunds		(865,625)	-	865,625	-
Insurance finance income or expenses recognized in:
Profit or loss		1,268,980	898	1,711	1,271,589
Other comprehensive income		39,072	13	(1)	39,084
		1,308,052	911	1,710	1,310,673
Cash flows:
Premiums received		540,714	-	-	540,714
Insurance acquisition cash flows		(19,172)	-	-	(19,172)
Claims and other insurance service expenses paid		-	-	(93,228)	(93,228)
Investment components received (paid) and premium refunds		-	-	(864,661)	(864,661)
		521,542	-	(957,889)	(436,347)
Closing balance:
Insurance contract liabilities	~~W~~	5,697,862	53,615	62,905	5,814,382

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

iii) Variable insurance contracts (continued)

		2024
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	5,122,793	42,765	59,840	5,225,398
Insurance revenue:
Contracts under the modified retrospective approach		(26,917)	-	-	(26,917)
Contracts under the fair value approach		(120,696)	-	-	(120,696)
Contracts after transition		(10,175)	-	-	(10,175)
		(157,788)	-	-	(157,788)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	106,897	106,897
Adjustments to liabilities for incurred claims		-	-	1,866	1,866
Losses and reversals of losses on onerous contracts		-	3,203	-	3,203
Amortization of insurance acquisition cash flows		19,328	-	-	19,328
Experience adjustments to insurance acquisition cash flows that are not related to future service		357	-	-	357
Others		45	(145)	-	(100)
		19,730	3,058	108,763	131,551
Investment components and premium refunds		(919,411)	-	919,411	-
Insurance finance income or expenses recognized in:
Profit or loss		171,443	399	798	172,640
Other comprehensive income		50,220	345	144	50,709
		221,663	744	942	223,349
Cash flows:
Premiums received		591,193	-	-	591,193
Insurance acquisition cash flows		(15,721)	-	-	(15,721)
Claims and other insurance service expenses paid		-	-	(103,796)	(103,796)
Investment components received (paid) and premium refunds		-	-	(923,332)	(923,332)
		575,472	-	(1,027,128)	(451,656)
Other changes		1	(1)	-	-
Closing balance:
Insurance contract liabilities	~~W~~	4,862,460	46,566	61,828	4,970,854

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(g) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach:

		2025
		Liability for remaining coverage	Liability for incurred claims
			Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Opening balance:
Insurance contract liabilities	~~W~~	171	237	11	419
Insurance revenue		(1,199)	-	-	(1,199)
Insurance service expenses:
Incurred claims and other insurance service expenses		537	1,009	6	1,552
Adjustments to liabilities for incurred claims		-	(96)	(9)	(105)
Losses and reversals of losses on onerous contracts		742	-	-	742
		1,279	913	(3)	2,189
Investment components and premium refunds		(223)	223	-	-
Insurance finance income or expenses recognized in:
Profit or loss		-	8	-	8
Other comprehensive income		-	(1)	-	(1)
		-	7	-	7
Cash flows:
Premiums received		1,385	-	-	1,385
Insurance acquisition cash flows		(537)	-	-	(537)
Claims and other insurance service expenses paid		-	(892)	-	(892)
Investment components received (paid) and premium refunds		-	(220)	-	(220)
		848	(1,112)	-	(264)
Closing balance:
Insurance contract liabilities	~~W~~	876	268	8	1,152

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(g) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach: (continued)

		2024
		Liability for remaining coverage	Liability for incurred claims
			Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Opening balance:
Insurance contract liabilities	~~W~~	98	127	7	232
Insurance revenue		(445)	-	-	(445)
Insurance service expenses:
Incurred claims and other insurance service expenses		44	1,212	9	1,265
Adjustments to liabilities for incurred claims		-	52	(5)	47
Losses and reversals of losses on onerous contracts		54	-	-	54
		98	1,264	4	1,366
Investment components and premium refunds		(2)	2	-	-
Insurance finance income or expenses recognized in:
Profit or loss		-	6	-	6
Other comprehensive income		-	1	-	1
		-	7	-	7
Cash flows:
Premiums received		467	-	-	467
Insurance acquisition cash flows		(45)	-	-	(45)
Claims and other insurance service expenses paid		-	(1,161)	-	(1,161)
Investment components received (paid) and premium refunds		-	(2)	-	(2)
		422	(1,163)	-	(741)
Closing balance:
Insurance contract liabilities	~~W~~	171	237	11	419

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied:

i) Participating insurance contracts

		2025
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	5,179,009	21,157	134	117,952	448	118,534	5,318,700
Changes that relate to future service:
Changes in estimates that adjust the CSM		(20,115)	(479)	90	20,537	(33)	20,594	-
Changes in estimates that do not adjust the CSM		(22,873)	(928)	-	-	-	-	(23,801)
Contracts initially recognized in the period		4,140	30	-	-	1	1	4,171
		(38,848)	(1,377)	90	20,537	(32)	20,595	(19,630)
Changes that relate to current service:
CSM recognized for services provided		-	-	(11)	(12,072)	(18)	(12,101)	(12,101)
Change in risk adjustment		-	(719)	-	-	-	-	(719)
Experience adjustments		(5,385)	-	-	-	-	-	(5,385)
		(5,385)	(719)	(11)	(12,072)	(18)	(12,101)	(18,205)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		(514)	(138)	-	-	-	-	(652)
Insurance finance income or expenses recognized in:
Profit or loss		168,947	706	4	3,816	18	3,838	173,491
Other comprehensive income		(174,355)	(390)	-	-	-	-	(174,745)
		(5,408)	316	4	3,816	18	3,838	(1,254)
Cash flows:
Premiums received		52,142	-	-	-	-	-	52,142
Insurance acquisition cash flows		(1,266)	-	-	-	-	-	(1,266)
Claims and other insurance service expenses paid		(31,798)	-	-	-	-	-	(31,798)
Investment components received (paid) and premium refunds		(208,048)	-	-	-	-	-	(208,048)
		(188,970)	-	-	-	-	-	(188,970)
Other changes		(62)	-	-	-	-	-	(62)
Closing balance:
Insurance contract liabilities	~~W~~	4,939,822	19,239	217	130,233	416	130,866	5,089,927

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

i) Participating insurance contracts (continued)

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	4,801,491	19,796	-	88,060	254	88,314	4,909,601
Changes that relate to future service:
Changes in estimates that adjust the CSM		(36,247)	(310)	136	37,086	(665)	36,557	-
Changes in estimates that do not adjust the CSM		63,717	153	-	-	-	-	63,870
Contracts initially recognized in the period		(548)	16	-	-	1,190	1,190	658
		26,922	(141)	136	37,086	525	37,747	64,528
Changes that relate to current service:
CSM recognized for services provided		-	-	(3)	(10,506)	(358)	(10,867)	(10,867)
Change in risk adjustment		-	(578)	-	-	-	-	(578)
Experience adjustments		(4,489)	-	-	-	-	-	(4,489)
		(4,489)	(578)	(3)	(10,506)	(358)	(10,867)	(15,934)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		(1,030)	(256)				-	(1,286)
Insurance finance income or expenses recognized in:
Profit or loss		159,428	713	1	3,312	27	3,340	163,481
Other comprehensive income		372,373	1,623	-	-	-	-	373,996
		531,801	2,336	1	3,312	27	3,340	537,477
Cash flows:
Premiums received		57,374	-	-	-	-	-	57,374
Insurance acquisition cash flows		(925)	-	-	-	-	-	(925)
Claims and other insurance service expenses paid		(29,720)	-	-	-	-	-	(29,720)
Investment components received (paid) and premium refunds		(202,415)	-	-	-	-	-	(202,415)
		(175,686)	-	-	-	-	-	(175,686)
Closing balance:
Insurance contract liabilities	~~W~~	5,179,009	21,157	134	117,952	448	118,534	5,318,700

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

ii) Non-participating insurance contracts

		2025
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	29,911,930	1,248,075	1,586,732	3,363,834	2,019,106	6,969,672	38,129,677
Changes that relate to future service:
Changes in estimates that adjust the CSM		986,146	(18,155)	(117,466)	(218,544)	(631,981)	(967,991)	-
Changes in estimates that do not adjust the CSM		49,807	404	-	-	-	-	50,211
Contracts initially recognized in the period		(1,839,501)	222,677	-	-	1,641,786	1,641,786	24,962
		(803,548)	204,926	(117,466)	(218,544)	1,009,805	673,795	75,173
Changes that relate to current service:
CSM recognized for services provided		-	-	(120,405)	(283,855)	(298,804)	(703,064)	(703,064)
Change in risk adjustment		-	(162,621)	-	-	-	-	(162,621)
Experience adjustments		92,346	-	-	-	-	-	92,346
		92,346	(162,621)	(120,405)	(283,855)	(298,804)	(703,064)	(773,339)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		(12,447)	(10,144)	-	-	-	-	(22,591)
Insurance finance income or expenses recognized in:
Profit or loss		1,034,946	46,857	48,768	103,395	107,084	259,247	1,341,050
Other comprehensive income		(1,605,723)	(27,086)	-	-	-	-	(1,632,809)
		(570,777)	19,771	48,768	103,395	107,084	259,247	(291,759)
Cash flows:
Premiums received		7,185,885	-	-	-	-	-	7,185,885
Insurance acquisition cash flows		(2,027,635)	-	-	-	-	-	(2,027,635)
Claims and other insurance service expenses paid		(1,647,799)	-	-	-	-	-	(1,647,799)
Investment components received (paid) and premium refunds		(3,620,450)	-	-	-	-	-	(3,620,450)
		(109,999)	-	-	-	-	-	(109,999)
Closing balance:
Insurance contract liabilities	~~W~~	28,507,505	1,300,007	1,397,629	2,964,830	2,837,191	7,199,650	37,007,162

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

ii) Non-participating insurance contracts (continued)

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	27,615,210	1,048,154	1,836,357	3,609,317	1,284,717	6,730,391	35,393,755
Changes that relate to future service:
Changes in estimates that adjust the CSM		483,990	90,007	(153,114)	(53,831)	(367,052)	(573,997)	-
Changes in estimates that do not adjust the CSM		(16,132)	(675)	-	-	-	-	(16,807)
Contracts initially recognized in the period		(1,391,522)	155,953	-	-	1,259,688	1,259,688	24,119
		(923,664)	245,285	(153,114)	(53,831)	892,636	685,691	7,312
Changes that relate to current service:
CSM recognized for services provided		-	-	(152,482)	(301,035)	(239,556)	(693,073)	(693,073)
Change in risk adjustment		-	(110,733)	-	-	-	-	(110,733)
Experience adjustments		(31,028)	-	-	-	-	-	(31,028)
		(31,028)	(110,733)	(152,482)	(301,035)	(239,556)	(693,073)	(834,834)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		41,891	(14,659)	-	-	-	-	27,232
Insurance finance income or expenses recognized in:
Profit or loss		1,083,426	39,221	55,971	109,383	81,309	246,663	1,369,310
Other comprehensive income		2,732,044	40,807	-	-	-	-	2,772,851
		3,815,470	80,028	55,971	109,383	81,309	246,663	4,142,161
Cash flows:
Premiums received		6,232,497	-	-	-	-	-	6,232,497
Insurance acquisition cash flows		(1,555,691)	-	-	-	-	-	(1,555,691)
Claims and other insurance service expenses paid		(1,467,340)	-	-	-	-	-	(1,467,340)
Investment components received (paid) and premium refunds		(3,815,415)	-	-	-	-	-	(3,815,415)
		(605,949)	-	-	-	-	-	(605,949)
Closing balance:
Insurance contract liabilities	~~W~~	29,911,930	1,248,075	1,586,732	3,363,834	2,019,106	6,969,672	38,129,677

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

iii) Variable insurance contracts

		2025
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	4,758,088	76,857	48,135	65,638	22,136	135,909	4,970,854
Changes that relate to future service:
Changes in estimates that adjust the CSM		(105,882)	5,500	(1,954)	101,442	894	100,382	-
Changes in estimates that do not adjust the CSM		6,958	(778)	-	-	-	-	6,180
Contracts initially recognized in the period		(5,026)	922	-	-	4,211	4,211	107
		(103,950)	5,644	(1,954)	101,442	5,105	104,593	6,287
Changes that relate to current service:
CSM recognized for services provided		-	-	(4,379)	(12,925)	(2,760)	(20,064)	(20,064)
Change in risk adjustment		-	(9,219)	-	-	-	-	(9,219)
Experience adjustments		(3,233)	-	-	-	-	-	(3,233)
		(3,233)	(9,219)	(4,379)	(12,925)	(2,760)	(20,064)	(32,516)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		(3,735)	(834)	-	-	-	-	(4,569)
Insurance finance income or expenses recognized in:
Profit or loss		1,260,720	8,089	1,178	1,323	279	2,780	1,271,589
Other comprehensive income		41,282	(2,198)	-	-	-	-	39,084
		1,302,002	5,891	1,178	1,323	279	2,780	1,310,673
Cash flows:
Premiums received		540,714	-	-	-	-	-	540,714
Insurance acquisition cash flows		(19,172)	-	-	-	-	-	(19,172)
Claims and other insurance service expenses paid		(93,228)	-	-	-	-	-	(93,228)
Investment components received (paid) and premium refunds		(864,661)	-	-	-	-	-	(864,661)
		(436,347)	-	-	-	-	-	(436,347)
Closing balance:
Insurance contract liabilities	~~W~~	5,512,825	78,339	42,980	155,478	24,760	223,218	5,814,382

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

iii) Variable insurance contracts (continued)

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Insurance contracts under modified retrospective approach	Insurance contracts under fair value approach	Insurance contracts after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	4,791,795	83,584	70,136	255,953	23,930	350,019	5,225,398
Changes that relate to future service:
Changes in estimates that adjust the CSM		193,392	1,639	(17,689)	(174,128)	(3,215)	(195,032)	(1)
Changes in estimates that do not adjust the CSM		3,203	(15)	-	-	-	-	3,188
Contracts initially recognized in the period		(4,412)	622	-	-	3,805	3,805	15
		192,183	2,246	(17,689)	(174,128)	590	(191,227)	3,202
Changes that relate to current service:
CSM recognized for services provided		-	-	(5,913)	(20,029)	(2,770)	(28,712)	(28,712)
Change in risk adjustment		-	(7,828)	-	-	-	-	(7,828)
Experience adjustments		5,235	-	-	-	-	-	5,235
		5,235	(7,828)	(5,913)	(20,029)	(2,770)	(28,712)	(31,305)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		3,105	(1,239)	-	-	-	-	1,866
Insurance finance income or expenses recognized in:
Profit or loss		165,146	1,665	1,601	3,842	386	5,829	172,640
Other comprehensive income		52,280	(1,571)	-	-	-	-	50,709
		217,426	94	1,601	3,842	386	5,829	223,349
Cash flows:
Premiums received		591,193	-	-	-	-	-	591,193
Insurance acquisition cash flows		(15,721)	-	-	-	-	-	(15,721)
Claims and other insurance service expenses paid		(103,796)	-	-	-	-	-	(103,796)
Investment components received (paid) and premium refunds		(923,332)	-	-	-	-	-	(923,332)
		(451,656)	-	-	-	-	-	(451,656)
Closing balance:
Insurance contract liabilities	~~W~~	4,758,088	76,857	48,135	65,638	22,136	135,909	4,970,854

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(i) Changes in insurance contract liabilities resulted from changes in assumptions for changes related to future service, quantity changes and differences between expected and actual investment component that become payable:

		2025
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin
Changes that relate to future service
New contracts	~~W~~	(1,840,387)	223,629	1,645,998
Contracts other than new contracts
Effect of changes in assumptions
Lapse rates (*)		494,068	-	(472,651)
Risk rates		377,457	-	(380,902)
Expense ratio		(150,236)	-	157,884
Other assumption		(123,488)	-	119,033
		597,801	-	(576,636)
Quantity changes and differences between expected and actual investment component		296,240	(14,436)	(302,970)
Loss component		-	-	32,591
		894,041	(14,436)	(847,015)
	~~W~~	(946,346)	209,193	798,983

(*) Included the effect of assumption changes in renewal rate.

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin
Changes that relate to future service
New contracts	~~W~~	(1,396,481)	156,592	1,264,682
Contracts other than new contracts
Effect of changes in assumptions
Lapse rates (*)		282,107	-	(408,712)
Risk rates		(468,866)	-	455,092
Expense ratio		(245,474)	-	258,604
Other assumption		219,456	-	(217,764)
		(212,777)	-	87,220
Quantity changes and differences between expected and actual investment component		904,700	90,800	(869,943)
Loss component		-	-	50,251
		691,923	90,800	(732,472)
	~~W~~	(704,558)	247,392	532,210

(*) Included the effect of assumption changes in renewal rate.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(j) An analysis of insurance contract initially recognized for the years ended December 31, 2025 and 2024 is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2025
		Estimates of present value of future cash outflows		Estimates of present value of future cash inflows	Risk adjustment for non-financial risk	Contractual service margin	Total
		Other than insurance acquisition cash flows	Insurance acquisition cash flows
Insurance contract initially recognized
Other than onerous group of contracts	~~W~~	7,191,800	2,052,884	(11,106,197)	215,515	1,645,998	-
Onerous group of contracts		729,976	94,906	(803,757)	8,115	-	29,240
	~~W~~	7,921,776	2,147,790	(11,909,954)	223,630	1,645,998	29,240

		2024
		Estimates of present value of future cash outflows		Estimates of present value of future cash inflows	Risk adjustment for non-financial risk	Contractual service margin	Total
		Other than insurance acquisition cash flows	Insurance acquisition cash flows
Insurance contract initially recognized
Other than onerous group of contracts	~~W~~	5,647,687	1,721,959	(8,781,997)	147,669	1,264,682	-
Onerous group of contracts		730,338	110,425	(824,893)	8,923	-	24,793
	~~W~~	6,378,025	1,832,384	(9,606,890)	156,592	1,264,682	24,793

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(k) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2025 and 2024 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied:

	2025
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life ~~W~~	2,159	2,102	2,047	1,993	1,939	1,886	1,833	1,780	1,726	1,671	7,536	6,203	4,909	3,670	5,332	46,786
Non-participating life	138,518	116,405	105,133	95,417	76,878	64,343	59,939	57,763	55,104	53,144	254,224	239,138	222,475	200,738	740,557	2,479,776
Participating health	316	303	270	252	237	222	207	193	180	167	664	442	299	204	334	4,290
Non-participating health	158,141	139,399	125,423	115,060	106,710	99,425	93,104	88,515	85,071	81,713	374,626	327,428	278,419	233,950	788,124	3,095,108
Participating annuity & savings	2	2	2	2	2	2	2	2	2	2	13	14	13	11	15	86
Non-participating annuity & savings	1	1	1	-	-	-	-	-	-	-	-	-	-	-	-	3
Indirect-Par
Non-participating life	23,889	21,543	19,984	18,713	17,753	17,123	16,651	16,253	15,891	15,533	72,685	63,642	54,208	44,341	113,476	531,685
Variable life	4,962	4,463	4,067	3,745	3,476	3,263	3,089	2,948	2,818	2,701	12,043	10,031	8,536	7,068	16,808	90,018
Participating annuity & savings	6,455	6,101	5,776	5,470	5,196	4,914	4,611	4,309	3,990	3,653	13,780	7,889	4,052	1,908	1,599	79,703
Non-participating annuity & savings	79,885	72,322	66,478	61,576	56,940	52,137	47,682	43,910	40,959	38,264	153,778	102,795	65,250	37,385	41,763	961,124
Asset-linked annuity & savings	13,122	12,193	10,812	9,109	8,281	7,697	7,095	6,226	5,697	5,213	19,313	11,359	6,641	3,844	5,354	131,956
Direct-Par
Variable annuity & savings	14,073	12,571	11,175	9,984	8,979	8,092	7,274	6,507	5,810	5,170	18,472	10,272	5,615	3,150	6,057	133,201
Subtotal
Participating	8,932	8,508	8,095	7,717	7,374	7,024	6,653	6,284	5,898	5,493	21,993	14,548	9,273	5,793	7,280	130,865
Non-participating	413,556	361,863	327,831	299,875	266,562	240,725	224,471	212,667	202,722	193,867	874,626	744,362	626,993	520,258	1,689,274	7,199,652
Variable	19,035	17,034	15,242	13,729	12,455	11,355	10,363	9,455	8,628	7,871	30,515	20,303	14,151	10,218	22,865	223,219
~~W~~	441,523	387,405	351,168	321,321	286,391	259,104	241,487	228,406	217,248	207,231	927,134	779,213	650,417	536,269	1,719,419	7,553,736

(*) The amounts are the contractual service margin recognized for underlying insurance contracts in each period because of the transfer of insurance contract service in each period, less interest accreted during that period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(k) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2025 and 2024 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating life ~~W~~	1,394	1,371	1,353	1,335	1,319	1,302	1,284	1,267	1,248	1,228	5,797	5,142	4,385	3,513	5,881	37,819
Non-participating life	146,158	113,142	98,478	92,353	85,653	71,086	64,984	61,958	59,767	57,531	266,426	238,326	213,323	188,762	637,458	2,395,405
Participating health	219	201	192	172	160	151	141	132	123	115	458	305	205	138	227	2,939
Non-participating health	149,426	128,389	116,171	107,018	99,772	93,738	88,315	84,043	81,035	78,467	360,018	315,262	271,990	230,536	800,299	3,004,479
Participating annuity & savings	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	1	24	26	25	22	30	90
Indirect-Par
Non-participating life	28,751	23,816	21,373	19,647	18,378	17,490	16,867	16,375	15,966	15,614	73,223	64,547	55,322	45,703	118,706	551,778
Variable life	5,245	4,498	4,043	3,691	3,398	3,148	2,948	2,784	2,652	2,533	11,236	9,346	8,061	6,797	17,141	87,521
Participating annuity & savings	5,432	5,261	5,061	4,840	4,637	4,445	4,266	4,049	3,804	3,538	13,999	8,740	4,881	2,464	2,267	77,684
Non-participating annuity & savings	82,225	72,433	65,241	59,370	54,421	49,591	45,313	41,475	37,876	34,859	138,740	90,235	55,446	31,646	32,978	891,849
Asset-linked annuity & savings	13,007	12,105	11,376	9,987	8,239	7,438	6,868	6,286	5,381	4,829	17,784	9,908	5,544	3,131	4,279	126,162
Direct-Par
Variable annuity & savings	5,349	4,807	4,274	3,801	3,411	3,060	2,777	2,472	2,119	1,819	6,143	3,322	1,848	1,083	2,100	48,385
Subtotal
Participating	7,041	6,829	6,602	6,343	6,112	5,894	5,687	5,443	5,170	4,882	20,278	14,213	9,496	6,137	8,405	118,532
Non-participating	419,567	349,885	312,639	288,375	266,463	239,343	222,347	210,137	200,025	191,300	856,191	718,278	601,625	499,778	1,593,720	6,969,673
Variable	10,594	9,305	8,317	7,492	6,809	6,208	5,725	5,256	4,771	4,352	17,379	12,668	9,909	7,880	19,241	135,906
~~W~~	437,202	366,019	327,558	302,210	279,384	251,445	233,759	220,836	209,966	200,534	893,848	745,159	621,030	513,795	1,621,366	7,224,111

(*) The amounts are the contractual service margin recognized for underlying insurance contracts in each period because of the transfer of insurance contract service in each period, less interest accreted during that period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(l) As of December 31, 2025 and 2024, the composition and fair value amounts of the underlying items of insurance contracts with direct participation features are as follows:

Underlying items (*)		2025	2024
Cash and due from banks at amortized cost	~~W~~	371,582	294,963
Financial assets at fair value through profit or loss		4,004,935	3,561,126
Loans at amortized cost		40,245	32,489
Derivatives		429	(150)
Others		52,778	69,608
	~~W~~	4,469,969	3,958,036

(*) The carrying amounts of financial assets (liabilities) for variable insurance were ~~W~~6,338,236 million and ~~W~~5,498,129 million as of December 31, 2025 and 2024, respectively.

26. Reinsurance contract assets (liabilities)

(a) The carrying amounts of reinsurance contract assets (liabilities) as of December 31, 2025 and 2024 are as follows:

		2025
		Life	Health	Combined	Total
Reinsurance contract assets	~~W~~	-	-	494,226	494,226
Reinsurance contract liabilities		(24,641)	(31,737)	-	(56,378)
Net reinsurance contract assets (liabilities)	~~W~~	(24,641)	(31,737)	494,226	437,848
		2024
		Life	Health	Combined	Total
Reinsurance contract assets	~~W~~	-	-	107,668	107,668
Reinsurance contract liabilities		(26,214)	(71,844)	-	(98,058)
Net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	107,668	9,610

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(b) Reconciliation from the opening to the closing balances of the net asset (liability) for remaining coverage and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2025
		Remaining coverage component		Incurred claims component	Total
		Excluding loss recovery component	Loss recovery component
Opening balance:
Reinsurance contract assets	~~W~~	47,337	3,806	56,525	107,668
Reinsurance contract liabilities		(153,214)	17,246	37,910	(98,058)
Net assets (liabilities)		(105,877)	21,052	94,435	9,610
Reinsurance revenue:
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	184,667	184,667
Changes in expected recoveries on past claims		-	-	(34,424)	(34,424)
Recognition and reversal of loss recovery component		-	15,428	-	15,428
Others		60	(1,378)	-	(1,318)
		60	14,050	150,243	164,353
Reinsurance service expenses:
Reinsurance contracts under the fair value approach		(68,561)	-	-	(68,561)
Reinsurance contracts after transition		(81,714)	-	-	(81,714)
		(150,275)	-	-	(150,275)
Investment components and reinsurance premium refunds		(249,075)	-	249,075	-
Reinsurance finance income and expenses recognized in:
Profit or loss		9,054	(4)	1,829	10,879
Other comprehensive income		(211,900)	12	170	(211,718)
		(202,846)	8	1,999	(200,839)
Cash flows:
Reinsurance premiums paid		969,673	-	-	969,673
Recoveries from reinsurance		-	-	(129,648)	(129,648)
Investment components received and reinsurance premium refunds		21,694	-	(246,720)	(225,026)
		991,367	-	(376,368)	614,999
Closing balance:
Reinsurance contract assets		433,777	3,787	56,662	494,226
Reinsurance contract liabilities		(150,423)	31,323	62,722	(56,378)
Net assets (liabilities)	~~W~~	283,354	35,110	119,384	437,848

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(b) Reconciliation from the opening to the closing balances of the net asset (liability) for remaining coverage and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2024
		Remaining coverage component		Incurred claims component	Total
		Excluding loss recovery component	Loss recovery component
Opening balance:
Reinsurance contract assets	~~W~~	19,436	5,055	38,324	62,815
Reinsurance contract liabilities		(143,191)	23,142	26,929	(93,120)
Net assets (liabilities)		(123,755)	28,197	65,253	(30,305)
Reinsurance revenue:
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	89,789	89,789
Changes in expected recoveries on past claims		-	-	(29,392)	(29,392)
Recognition and reversal of loss recovery component		-	(6,131)	-	(6,131)
Others		17	(1,320)	-	(1,303)
		17	(7,451)	60,397	52,963
Reinsurance service expenses:
Reinsurance contracts under the fair value approach		(28,837)	-	-	(28,837)
Reinsurance contracts after transition		(29,006)	-	-	(29,006)
		(57,843)	-	-	(57,843)
Investment components and reinsurance premium refunds		(143,510)	-	143,510	-
Reinsurance finance income and expenses recognized in:
Profit or loss		(1,356)	37	1,375	56
Other comprehensive income		(2,692)	243	350	(2,099)
		(4,048)	280	1,725	(2,043)
Cash flows:
Reinsurance premiums paid		220,940	-	-	220,940
Recoveries from reinsurance		-	-	(33,480)	(33,480)
Investment components received and reinsurance premium refunds		2,348	-	(142,970)	(140,622)
		223,288	-	(176,450)	46,838
Other increase/decrease		(26)	26	-	-
Closing balance:
Reinsurance contract assets		47,337	3,806	56,525	107,668
Reinsurance contract liabilities		(153,214)	17,246	37,910	(98,058)
Net assets (liabilities)	~~W~~	(105,877)	21,052	94,435	9,610

(c) There have been no reinsurance contract assets (liabilities) to which the premium allocation approach has been applied for the years ended December 31, 2025 and 2024.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the opening to the closing balances of reinsurance contract assets (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2025
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)			Total
				Reinsurance contracts under fair value approach	Other contracts	Subtotal
Opening balance:
Reinsurance contract assets	~~W~~	(81,007)	19,668	78,043	90,964	169,007	107,668
Reinsurance contract liabilities		(323,274)	39,436	95,595	90,186	185,781	(98,057)
Net assets (liabilities)		(404,281)	59,104	173,638	181,150	354,788	9,611
Changes that relate to future service:
Changes in estimates that adjust the CSM		110,471	3,688	(54,909)	(45,411)	(100,320)	13,839
Contracts initially recognized in the period		(268,585)	16,943	-	253,230	253,230	1,588
		(158,114)	20,631	(54,909)	207,819	152,910	15,427
Changes that relate to current service:
CSM recognized for services received		-	-	(10,697)	(21,925)	(32,622)	(32,622)
Change in risk adjustment		-	(5,049)	-	-	-	(5,049)
Experience adjustments		70,745	-	-	-	-	70,745
		70,745	(5,049)	(10,697)	(21,925)	(32,622)	33,074
Changes that relate to past service:
Adjustments to incurred claims component		(33,574)	(850)	-	-	-	(34,424)
Reinsurance finance income or expenses recognized in:
Profit or loss		(7,190)	2,250	5,176	10,643	15,819	10,879
Other comprehensive income		(209,365)	(2,353)	-	-	-	(211,718)
		(216,555)	(103)	5,176	10,643	15,819	(200,839)
Cash flows:
Reinsurance premiums paid		969,673	-	-	-	-	969,673
Recoveries from reinsurance		(129,648)	-	-	-	-	(129,648)
Investment components received and reinsurance premium refunds		(225,026)	-	-	-	-	(225,026)
		614,999	-	-	-	-	614,999
Closing balance:
Reinsurance contract assets		188,681	26,546	57,547	221,452	278,999	494,226
Reinsurance contract liabilities		(315,461)	47,187	55,661	156,235	211,896	(56,378)
Net assets (liabilities)	~~W~~	(126,780)	73,733	113,208	377,687	490,895	437,848

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the opening to the closing balances of reinsurance contract assets (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)			Total
				Reinsurance contracts under fair value approach	Other contracts	Subtotal
Opening balance:
Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,736	70,960	62,815
Reinsurance contract liabilities		(181,724)	28,568	24,066	35,970	60,036	(93,120)
Net assets (liabilities)		(208,407)	47,106	39,290	91,706	130,996	(30,305)
Changes that relate to future service:
Changes in estimates that adjust the CSM		(187,433)	4,856	121,614	53,352	174,966	(7,611)
Contracts initially recognized in the period		(45,885)	4,651	-	42,714	42,714	1,480
		(233,318)	9,507	121,614	96,066	217,680	(6,131)
Changes that relate to current service:
CSM recognized for services received		-	-	11,035	(10,814)	221	221
Change in risk adjustment		-	(2,978)	-	-	-	(2,978)
Experience adjustments		33,399	-	-	-	-	33,399
		33,399	(2,978)	11,035	(10,814)	221	30,642
Changes that relate to past service:
Adjustments to incurred claims component		(27,873)	(1,518)	-	-	-	(29,391)
Reinsurance finance income or expenses recognized in:
Profit or loss		(7,593)	1,758	1,699	4,192	5,891	56
Other comprehensive income		(7,327)	5,228	-	-	-	(2,099)
		(14,920)	6,986	1,699	4,192	5,891	(2,043)
Cash flows:
Reinsurance premiums paid		220,940	-	-	-	-	220,940
Recoveries from reinsurance		(33,480)	-	-	-	-	(33,480)
Investment components received and reinsurance premium refunds		(140,622)	-	-	-	-	(140,622)
		46,838	-	-	-	-	46,838
Closing balance:
Reinsurance contract assets		(81,007)	19,668	78,043	90,964	169,007	107,668
Reinsurance contract liabilities		(323,274)	39,435	95,595	90,186	185,781	(98,058)
Net assets (liabilities)	~~W~~	(404,281)	59,103	173,638	181,150	354,788	9,610

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(e) An analysis of reinsurance contract initially recognized for the years ended December 31, 2025 and 2024 is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2025
		Estimates of present value of future cash outflows
		Other than insurance acquisition cash flows	Insurance acquisition cash flows	Estimates of present value of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
Reinsurance contract initially recognized
Other than net gain group of contracts	~~W~~	(1,745,355)	-	1,478,122	15,440	253,107	1,314
Net gain group of contracts		(62,220)	-	60,868	1,503	123	274
	~~W~~	(1,807,575)	-	1,538,990	16,943	253,230	1,588
		2024
		Estimates of present value of future cash outflows
		Other than insurance acquisition cash flows	Insurance acquisition cash flows	Estimates of present value of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
Reinsurance contract initially recognized
Other than net gain group of contracts	~~W~~	(159,792)	-	109,822	3,077	47,383	490
Net gain group of contracts		(64,074)	-	68,159	1,574	(4,669)	990
	~~W~~	(223,866)	-	177,981	4,651	42,714	1,480

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(f) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2025 and 2024 in profit or loss is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2025
		In 1 year or less	After 1 year through 2 years	After 2 years through 5 years	After 5 years through 10 years	After 10 years	Total
Reinsurance contract assets	~~W~~	19,298	18,144	49,242	67,963	124,352	278,999
Reinsurance contract liabilities		18,802	16,756	38,942	43,802	93,594	211,896
	~~W~~	38,100	34,900	88,184	111,765	217,946	490,895

		2024
		In 1 year or less	After 1 year through 2 years	After 2 years through 5 years	After 5 years through 10 years	After 10 years	Total
Reinsurance contract assets	~~W~~	12,512	11,334	29,402	38,425	77,334	169,007
Reinsurance contract liabilities		13,874	12,036	30,495	35,569	93,807	185,781
	~~W~~	26,386	23,370	59,897	73,994	171,141	354,788

27. Investment contract liabilities

Investment contract liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Financial liabilities at amortized cost (*)	~~W~~	1,541,684	1,332,468

(*) The amount is policyholders’ reserve for retirement pension contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

28. Debentures

Debentures as of December 31, 2025 and 2024 are as follows:

	2025
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bond (unsecured) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	~~W~~	300,000	299,636
	KRW	2025.06.05	2035.06.05	3.40%	10 years		500,000	498,756
						~~W~~	800,000	798,392

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.

(*2) The difference from the face value was recorded as the present value discount.

	2024
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bond (unsecured) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	~~W~~	300,000	299,487

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.

(*2) The difference from the face value was recorded as the present value discount.

29. Other financial liabilities

Other financial liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Account payables	~~W~~	22,914	16,438
Accrued expense		642,004	443,912
Lease deposits received		928	865
	~~W~~	665,846	461,215

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

30. Employee benefits

(a) Defined benefit obligations and plan assets

The Company operates a defined benefit plan based on employees' pension compensation benefits and service period, and entrusts plan assets to Shinhan Bank, etc.

Defined benefit obligations and plan assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
Present value of defined benefit obligations	~~W~~	142,878	138,396
Fair value of plan assets		(147,746)	(154,730)
Recognized liabilities (assets) for defined benefit obligations	~~W~~	(4,868)	(16,334)

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2025 and 2024 were as follows:

		2025	2024
Beginning balance	~~W~~	138,396	121,852
Current service cost		9,697	8,542
Interest expense		6,376	6,255
Remeasurement loss (gain):
Demographic assumptions		1,319	(106)
Financial assumptions		(4,236)	12,593
Experience adjustment		2,835	2,218
		(82)	14,705
Past service cost		-	40
Salaries		(11,708)	(14,675)
Severance payment transferred from (to) associates		199	1,677
Ending balance	~~W~~	142,878	138,396

(c) Plan assets

Changes in the Plan assets for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	~~W~~	154,730	156,109
Expected return		7,137	8,036
Remeasurement factors		(2,719)	(2,407)
Contributions		5,000	-
Benefits Paid		(16,402)	(7,008)
Ending balance	~~W~~	147,746	154,730

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

30. Employee benefits (continued)

(d) Gains and losses related to the defined benefit plan

Gains and losses related to the defined benefit plan for the years ended December 31, 2025 and 2024 are as follows:

(*1)(*2)		2025	2024
Current service cost	~~W~~	9,697	8,542
Interest expense		6,376	6,255
Past service cost		-	40
Expected return on plan assets		(7,137)	(8,036)
	~~W~~	8,936	6,801

(*1) The above gains and losses related to the defined benefit plan are included in insurance service expenses, investment management expenses, and other operating expenses. Of gains and losses related to the defined benefit plan, ~~W~~418 million and ~~W~~269 million for the years ended December 31, 2025 and 2024, respectively, were transferred to property and equipment, and intangible assets.

(*2) Termination benefits of ~~W~~12,075 million and ~~W~~24,251 million included in salaries were paid for the years ended December 31, 2025 and 2024, respectively.

(e) The gains and losses related to the defined contribution plan for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Operating expenses	~~W~~	5,136	4,943
Investment administration expenses		281	303
Total (*)	~~W~~	5,417	5,246

(*) Of the above gains and losses related to the defined contribution plan for the year ended December 31, 2025, ~~W~~120 million (~~W~~156 million for the year ended December 31, 2024) has been transferred to property and equipment and intangible assets.

(f) Details of plan assets by type

The composition of plan assets as of December 31, 2025 and 2024 are as follows:

	2025			2024
	Ratio		Amount	Ratio		Amount
Time deposits	41.60%	~~W~~	61,455	49.78%	~~W~~	77,025
Retirement pension insurance	56.69%		83,761	49.33%		76,326
Others	1.71%		2,530	0.89%		1,379
	100.00%	~~W~~	147,746	100.00%	~~W~~	154,730

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

30. Employee benefits (continued)

(g) Actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	2025	2024	Description
Discount rate (expected rate of return)	4.68%	4.66%	AA0 corporate bond yields
Future salary increase rate	4.41% + increase rate	4.03% + increase rate	Average for the past 5 years
Retirement rate	1%~23.7%	2% ~3%	Average for the past 3 years
Weighted average maturity	7.84 years	10.9 years

(h) Sensitivity analysis

As of December 31, 2025 and 2024, changes in present value of the defined benefit obligations resulted from the change in key assumption are as follows:

		2025		2024
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	~~W~~	(10,305)	11,606	(13,532)	15,620
Future salary increase rate (1%p movement)		11,527	(10,427)	15,566	(13,734)

(i) Defined contribution plan for the year ended December 31, 2026, is expected to be ~~W~~9,000 million.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

31. Provisions

(a) Details of provisions

Details of provisions as of December 31, 2025 and 2024 are as follows:

		2025	2024
Provisions for restoration	~~W~~	18,965	16,479
Unused credit commitments		777	253
Other long-term employee benefits provisions		11,183	13,802
Litigation provisions		300	352
Other provisions (*)		70,409	39,272
	~~W~~	101,634	70,158

(*) The amount expected to be paid in the future for the insurance refund of the insurance contract whose extinctive prescription has been completed is estimated and recorded as a liability for completion of extinctive prescription, and the Company recognized provisions related to pending litigation and other contingent matters. In addition, the amount as of December 31, 2025 includes an amount of ~~W~~38,200 million recognized in respect of expected administrative penalties arising from the Financial Supervisory Service’s regular inspection conducted in 2023. This amount may be subject to change depending on the outcome of future regulatory actions.

(b) Changes in provisions for unused credit commitments

Changes in provisions for unused credit commitments for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	247	6	-	253
Transfer to (from) 12-month expected credit losses		-	-	-	-
Transfer to (from) lifetime expected credit losses		-	-	-	-
Transfer to (from) impaired financial assets		-	-	-	-
Provision (Reversal)		530	(6)	-	524
Ending balance	~~W~~	777	-	-	777

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	652	1,202	-	1,854
Transfer to (from) 12-month expected credit losses		-	-	-	-
Transfer to (from) lifetime expected credit losses		-	-	-	-
Transfer to (from) impaired financial assets		-	-	-	-
Reversal		(405)	(1,196)	-	(1,601)
Ending balance	~~W~~	247	6	-	253

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

31. Provisions (continued)

(c) Changes in provisions

Change in provisions for the years ended December 31, 2025 and 2024 are as follows:

Classification		Provisions for restoration		Other long-term employee benefits provisions		Litigation provisions		Other provisions
		2025	2024	2025	2024	2025	2024	2025	2024
Beginning balance	~~W~~	16,479	16,103	13,802	13,361	352	862	39,272	43,385
Provision (Reverse)		1,295	277	1,520	1,544	(52)	(510)	64,869	41,575
Amount used		(48)	(93)	(1,004)	(854)	-	-	(33,732)	(45,688)
Others (*1)		1,239	192	(3,135)	(249)	-	-	-	-
Ending balance	~~W~~	18,965	16,479	11,183	13,802	300	352	70,409	39,272

(*1) The effects of changes in estimates, such as the amount and discount rate over time of restoration provisions and other long-term employee benefits provisions, measured at present value.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

31. Provisions (continued)

(d) Assumptions of other long-term employee benefits

The main assumptions used to calculate the reward for long-term employees according to the Company's long-term service as of December 31, 2025 and 2024 are as follows

	2025	2024	Description
Discount rate	4.23%	3.99%	AA0 corporate bond yields
Future salary increase rate	4.41% + increase rate	4.03% + increase rate	Average for the past 5 years
Retirement rate	1%~23.7%	2% ~3%	Average for the past 3 years

(e) Expected period of provision outflows

Expected period of provision outflows as of December 31, 2025 is as follows:

		2025
		Expected outflows	In 1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years

Provisions for restoration (*1)	~~W~~	19,581	3,751	14,813	1,017	-
Unused credit commitments		777	32	6	735	4
Other long-term employee benefits provisions (*2)		13,997	1,933	3,001	1,865	7,198
Litigation provisions		300	-	300	-	-
Other provisions		70,409	55,114	3,466	2,981	8,848

(*1) It is the expected amount to be incurred at the time of the outflow of estimated restoration expense, which is before discounting as current value.

(*2) The expected outflow of provision for other long-term employee benefits provisions is an undiscounted amount.

32. Other liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Unearned revenue	~~W~~	49	181
Deposits		24,691	29,813
Accrued VAT		76	101
Others		3,348	1,174
	~~W~~	28,164	31,269

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

33. Equity

(a)
Equity as of December 31, 2025 and 2024 are as follows:

		2025	2024
Share capital:
Common stocks	~~W~~	578,274	578,274

Hybrid bonds:
Hybrid bonds		-	299,452

Capital surplus:
Capital premium		819,351	819,351
Other capital surplus		672	672
		820,023	820,023
Capital adjustment:
Stock options		891	1,461

Accumulated other comprehensive income, net of tax:
Losses on valuation of securities at fair value through other comprehensive income		(3,244,290)	(1,766,683)
Net valuation gain (loss) from cash flow hedges		(209,393)	90,681
Net finance income from insurance contracts issued		1,497,528	218,656
Net finance income from reinsurance contracts held		(141,935)	11,736
Remeasurements of defined benefit liabilities		(30,201)	(28,718)
		(2,128,291)	(1,474,328)
Retained earnings:
Legal reserve		132,991	95,160
Voluntary reserve		4,018,140	3,810,489
Unappropriated retained earnings		2,817,266	2,931,771
		6,968,397	6,837,420
	~~W~~	6,239,294	7,062,302

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won, except per share data)

33. Equity (continued)

(b) Share capital

Share capital of the Company as of December 31, 2025 and 2024 are as follows:

		2025	2024
Number of authorized shares		400,000,000	400,000,000
Par value per share in won	~~W~~	5,000	5,000
Number of issued common stocks outstanding		115,654,859	115,654,859

(c) Hybrid bonds

Hybrid bonds as of December 31, 2025 and 2024 are as follows:

	Issue date	Maturity date	Interest rate		2025	2024
Unsecured interest-bearing hybrid bonds	2020-08-11	2050-08-11	3.60%	~~W~~ 	-	300,000
Issue cost					-	(756)
Deferred tax effects					-	208
				~~W~~	-	299,452

The above hybrid bonds were early redeemed during the year ended December 31, 2025, as the Company became entitled to exercise an early redemption option starting five years after issuance.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

33. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Items that may be subsequently reclassified to profit or loss				Items that will not be subsequently reclassified to profit or loss
		Valuation gains (losses) on securities at fair value through other comprehensive income	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	~~W~~	(1,761,365)	90,681	218,656	11,736	(5,317)	(28,718)	(1,474,327)
Change due to fair value		(2,077,812)	-	1,768,470	(211,718)	(4,193)	-	(525,253)
Change due to disposal		3,915	-	-	-	3,230	-	7,145
Remeasurements of the defined benefit liabilities		-	-	-	-	-	(2,637)	(2,637)
Effects of hedge		-	(412,878)	-	-	-	-	(412,878)
Tax effects		596,908	112,804	(489,598)	58,047	344	1,154	279,659
Reclassification of retained earnings		-	-	-	-	-	-	-
Ending balance	~~W~~	(3,238,354)	(209,393)	1,497,528	(141,935)	(5,936)	(30,201)	(2,128,291)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

33. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Items that may be subsequently reclassified to profit or loss				Items that will not be subsequently reclassified to profit or loss
		Valuation gains (losses) on securities at fair value through other comprehensive income	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	~~W~~	(2,491,808)	45,462	2,572,059	13,280	(6,206)	(16,124)	116,663
Change due to fair value		954,558	-	(3,197,558)	(2,098)	1,053	-	(2,244,045)
Change due to disposal		37,892	-	-	-	100	-	37,992
Remeasurements of the defined benefit liabilities		-	-	-	-	-	(17,112)	(17,112)
Effects of hedge		-	62,906	-	-	-	-	62,906
Tax effects		(262,007)	(17,687)	844,155	554	(305)	4,518	569,228
Reclassification of retained earnings		-	-	-	-	41	-	41
Ending balance	~~W~~	(1,761,365)	90,681	218,656	11,736	(5,317)	(28,718)	(1,474,327)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won, except per share data)

33. Equity (continued)

(e) Retained earnings

i) Legal reserve

According to the provisions of the Commercial Act, at least 10% of the profit dividend is accumulated as a legal reserve at each reporting period until it reaches 50% of the capital, and the legal reserve cannot be distributed in cash as dividends and can only be used for recovery of losses carried forward and capital transfer through resolution at the general meeting of shareholder.

ii) Statement of appropriation of retained earnings

		2025	2024 (*1)
		Expected date of appropriation:	Actual date of appropriation:
		2026-03-26	2025-03-24
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:	~~W~~
1. Unappropriated retained earnings carried over from prior year		2,307,982	2,573,935
2. Net income		515,916	533,681
3. Hybrid bond interests		(6,632)	(10,800)
4. Interim dividends		-	(150,004)
5. Reclassification of other comprehensive income to retained earnings		-	(41)
		2,817,266	2,946,771
II.TRANSFERS FROM VOLUNTARY RESERVES:
1. Reversal of regulatory reserve for loan losses		-	1,008
		-	1,008
III. APPROPRIATIONS:
1. Legal Reserve		-	52,831
2. Guarantee Reserve		33,300	19,753
3. Surrender reserve		1,280,239	188,906
4. Allowance for credit losses		353	-
5. Loss on redemption of hybrid bonds		548	-
6. Dividends		-	378,307
		1,314,440	639,797
IV. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	~~W~~	1,502,826	2,307,982

(f) Dividends

Annual dividends for the years ended December 31, 2025 and 204 are as follows:

		2025	2024
Number of shares issued (*)		115,654,859 shares	115,654,859 shares
Par value per share	~~W~~	5,000	5,000
Dividend per share		-	3,271
Amount		-	378,307
Dividend payout ratio based on par value		-	65.42%

(*) The amount excludes interim dividends declared during the year ended December 31, 2024. Including interim dividends, the dividend per share would have been ~~W~~4,568, and the dividend payout ratio based on par value would have been 91.36%.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won, except per share data)

33. Equity (continued)

(g) Voluntary reserve

i) Regulatory reserve for loan losses

In accordance with the Regulations on Supervision of Insurance Business, when the allowance for credit losses in accordance with Korean IFRS falls short of the allowance for credit losses in accordance with the supervisory regulations, the Company is required to reserve the difference between the two as the regulatory reserve for loan losses in retained earnings. The regulatory reserve for loan losses is calculated by the difference between the total amount of credit loss provisions under Korean IFRS and the total amount of credit loss provisions under the supervisory regulations for each category of corporate loans, household loans, and real estate project financing loans. The regulatory reserve for loan losses is limited to the amount of retained earnings less reserves accumulated in accordance with the Insurance Business Act and other laws and regulations.

① Regulatory reserve for loan losses as of December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	~~W~~	5,989	6,997
Expected provision for (reversal of) regulatory reserve for loan losses		353	(1,008)
Ending balance	~~W~~	6,342	5,989

② Reversal of regulatory reserve for loan losses and adjusted income after reflecting the regulatory reserve for loan losses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit for the year	~~W~~	515,916	533,681
Provision for (reversal of) regulatory reserve for loan losses		(353)	1,008
Adjusted income after the regulatory reserve for loan losses (*1)	~~W~~	515,563	534,689
Adjusted income per share after the reserve for loan losses in won (*2)	~~W~~	4,400	4,530

(*1) The adjusted profit after reflecting the regulatory reserve for loan losses is not a figure determined by the accounting standards. It is derived assuming the inclusion of the reversal (or provision) of the regulatory reserve for loan losses, before considering the effects of policyholder share allocations and deferred tax impacts, into the net profit for the period.

(*2) Interest on hybrid bonds are excluded.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

33. Equity (continued)

(g) Voluntary reserve (continued)

ii) reserve for surrender value

In accordance with the Regulations on Supervision of Insurance Business, when the insurance liabilities measured in accordance with the Korean IFRS falls short of the surrender value required by the supervisory regulations, the Company is required to reserve the difference between the two as the reserve for surrender value. The reserve for surrender value is calculated by subtracting the liability for remaining coverage of insurance contracts under the Korean IFRS from the surrender value at the entity level for the effective contracts calculated according to the supervisory regulations.

Reserve for surrender value as of December 31, 2025 and 2024 are as follows:

		2025	2024
Reserve for surrender value	~~W~~	3,638,116	3,449,210
Expected reserve for surrender value		1,280,239	188,906
	~~W~~	4,918,355	3,638,116

iii) Guarantee reserve

In accordance with the Regulations on Supervision of Insurance Business, the Company is required to set aside a guarantee reserve at the reporting date in order to guarantee insurance proceeds and other payments not to less than a specified level. The guarantee reserve shall be accumulated after appropriation of reserve for surrender value and shall not be exceed the amount of retained earnings less reserve for surrender value.

Guarantee reserve as of December 31, 2025 and 2024 are as follows:

		2025	2024
Guarantee reserve	~~W~~	374,035	354,282
Expected guarantee reserve		33,300	19,753
	~~W~~	407,335	374,035

Voluntary reserves are accumulated from the time unappropriated deficits are settled when there are unappropriated deficits. If the voluntary reserve accumulated in previous periods exceeds the regulatory reserve for loan losses and guarantee reserve required to be accumulated as of the reporting date, the excess amount can be reversed.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

34. Share-based payment

As of December 31, 2025, share-based payment agreement of Shinhan Financial Group provided to the Company’s executives and employees are as follows:

(a) Performance-linked stock option

(*)	2022	2023	2024	2025
Type	Cash-settled share-based payment
Service period	4 years from the commencement date of the year to which the grant date belongs
Performance conditions	Linked to relative stock price (20.0%) and linked to 4 years management index (80.0%)
Estimated vested amount based on settlement date	70,575 shares	67,310 shares	62,532 shares	46,997 shares

(*) Based on the performance-related stock option, the standard stock price (the arithmetic average of the weighted average stock price for the past two months, the past one month, and the past one week from the day before the reference date) after 4 years since the date of grant is paid in cash. The fair value of the stock price is evaluated at the closing price of each reporting date.

(b) Share-based payment expenses

Share-based payment expenses calculated for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Performance-linked stock option	~~W~~	10,017	4,063

(c) Accrued expenses and intrinsic value

Accrued expenses and intrinsic value as of December 31, 2025 and 2024 are as follows:

		2025
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	~~W~~	19,101	19,101

(*1) The intrinsic value for stock options vested at 2022 was calculated based on the stock price (~~W~~77,757) as of January 1, 2026, and the amount granted after that was calculated based on the closing price of the reporting date (~~W~~76,900).

(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ~~W~~14 million.

		2024
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	~~W~~	12,466	12,466

(*1) The intrinsic value for stock options vested at 2021 was calculated based on the stock price (~~W~~50,444) as of January 1, 2025, and the amount granted after that was calculated based on the closing price of the reporting date (~~W~~47,650).

(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ~~W~~14 million.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

35. Insurance revenue and insurance service expenses

Insurance revenue and insurance service expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Insurance contracts under:		Insurance contracts after transition	Total
		Modified retrospective approach	Fair value approach
Insurance Revenue
Contracts not measured under the premium allocation approach:
Expected incurred claims and other insurance service expenses	~~W~~	171,451	1,244,678	338,751	1,754,880
Change in risk adjustment		28,308	71,218	85,543	185,069
Contractual service margin recognized for services provided		124,794	308,852	301,583	735,229
Recovery of insurance acquisition cash flows		86,572	1,217	322,803	410,592
Others (*)		(8,463)	(812)	(5,828)	(15,103)
		402,662	1,625,153	1,042,852	3,070,667
Contracts measured under the premium allocation approach		-	-	1,199	1,199
Total insurance revenue	~~W~~	402,662	1,625,153	1,044,051	3,071,866

Insurance service expenses
Contracts not measured under the premium allocation approach:
Incurred claims and other insurance service expenses	~~W~~	175,548	1,229,143	456,837	1,861,528
Changes in fulfilment cash flows relating to the liability for incurred claims		(5,961)	(24,832)	2,981	(27,812)
Losses on onerous contracts and reversal of such losses		(11,265)	(16,954)	90,049	61,830
Amortization of insurance acquisition cash flows		86,572	1,217	322,803	410,592
Experience adjustments to insurance acquisition cash flows that are not related to future service		658	2,519	(13,658)	(10,481)
Others (*)		(8,464)	(750)	(5,818)	(15,032)
		237,088	1,190,343	853,194	2,280,625
Contracts measured under the premium allocation approach		-	-	2,189	2,189
Total insurance service expenses	~~W~~	237,088	1,190,343	855,383	2,282,814

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

35. Insurance revenue and insurance service expenses (continued)

Insurance revenue and insurance service expenses for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Insurance contracts under:		Insurance contracts after transition	Total
		Modified retrospective approach	Fair value approach
Insurance Revenue
Contracts not measured under the premium allocation approach:
Expected incurred claims and other insurance service expenses	~~W~~	189,976	1,265,227	196,967	1,652,170
Change in risk adjustment		21,723	61,570	46,698	129,991
Contractual service margin recognized for services provided		158,398	331,569	242,683	732,650
Recovery of insurance acquisition cash flows		110,336	1,226	237,167	348,729
Others (*)		(10,883)	(424)	(5,373)	(16,680)
		469,550	1,659,168	718,142	2,846,860
Contracts measured under the premium allocation approach		-	-	445	445
Total insurance revenue	~~W~~	469,550	1,659,168	718,587	2,847,305

Insurance service expenses
Contracts not measured under the premium allocation approach:
Incurred claims and other insurance service expenses	~~W~~	195,923	1,230,537	237,450	1,663,910
Changes in fulfilment cash flows relating to the liability for incurred claims		(2,686)	26,060	4,439	27,813
Losses on onerous contracts and reversal of such losses		(11,216)	68,891	17,369	75,044
Amortization of insurance acquisition cash flows		110,336	1,226	237,167	348,729
Experience adjustments to insurance acquisition cash flows that are not related to future service		328	2,141	(33,835)	(31,366)
Others (*)		(10,885)	(424)	(5,179)	(16,488)
		281,800	1,328,431	457,411	2,067,642
Contracts measured under the premium allocation approach		-	-	1,366	1,366
Total insurance service expenses	~~W~~	281,800	1,328,431	458,777	2,069,008

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

36. Income or expenses from reinsurance contracts held

Income or expenses from reinsurance contracts held for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Reinsurance contracts under the fair value approach	Reinsurance contracts after transition	Total
Contracts not measured under the premium allocation approach:
Recovery of incurred claims and other insurance service expenses	~~W~~	108,510	76,158	184,668
Changes in fulfilment cash flows relating to the liability for incurred claims		(32,864)	(1,561)	(34,425)
Recognition (reversals) of a loss-recovery component		409	15,019	15,428
Others (*)		(616)	(702)	(1,318)
Total reinsurance revenue	~~W~~	75,439	88,914	164,353

Contracts not measured under the premium allocation approach:
Expected claims and other reinsurance service expenses	~~W~~	37,115	39,416	76,531
Changes in risk adjustment		3,550	3,160	6,710
Contractual service margin recognized for services received		10,697	21,926	32,623
Experience adjustments for reinsurance premiums and investment components not related to future service		17,815	17,972	35,787
Others (*)		(616)	(760)	(1,376)
Total reinsurance service expenses	~~W~~	68,561	81,714	150,275

(*) Others include allocation of loss recovery components, etc.

		2024
		Reinsurance contracts under the fair value approach	Reinsurance contracts after transition	Total
Contracts not measured under the premium allocation approach:
Recovery of incurred claims and other insurance service expenses	~~W~~	68,816	20,973	89,789
Changes in fulfilment cash flows relating to the liability for incurred claims		(27,421)	(1,971)	(29,392)
Recognition (reversals) of a loss-recovery component		(10,318)	4,187	(6,131)
Others (*)		(1,053)	(250)	(1,303)
Total reinsurance revenue	~~W~~	30,024	22,939	52,963

Contracts not measured under the premium allocation approach:
Expected claims and other reinsurance service expenses	~~W~~	39,319	13,620	52,939
Changes in risk adjustment		2,858	1,063	3,921
Contractual service margin recognized for services received		(11,035)	10,814	(221)
Experience adjustments for reinsurance premiums and investment components not related to future service		(1,252)	3,775	2,523
Others (*)		(1,053)	(266)	(1,319)
Total reinsurance service expenses	~~W~~	28,837	29,006	57,843

(*) Others include allocation of loss recovery components, etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

37. Insurance finance income (expenses)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025
		General life	Variable	Retirement (*3)	Total
Investment income (expenses):
Interest income (expenses)	~~W~~	1,353,741	61,034	(17,075)	1,397,700
Gain on valuation and transaction of financial instruments		203,416	1,372,126	15,950	1,591,492
Other investment income (expenses)		(118,749)	(1,294)	(1,358)	(121,401)
Investment income (expenses) recognized in other comprehensive income (*1)		(2,487,126)	-	(250)	(2,487,376)
		(1,048,718)	1,431,866	(2,733)	380,415
Finance income (expenses) from insurance contracts issued:
Interest income (expenses)		(1,518,752)	(1,271,590)	-	(2,790,342)
Effect of changes in interest rates and other financial assumptions		1,808,825	(39,084)	-	1,769,741
Foreign exchange income		2,933	-	-	2,933
		293,006	(1,310,674)	-	(1,017,668)
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,514,547)	(1,271,591)	-	(2,786,138)
Finance income (expenses) from insurance contracts recognized in other comprehensive income (*1)		1,807,553	(39,083)	-	1,768,470

Finance income (expenses) from reinsurance contracts held:
Interest income (expenses)		10,879	-	-	10,879
Effect of changes in interest rates and other financial assumptions		(211,718)	-	-	(211,718)
		(200,839)	-	-	(200,839)
Finance income (expenses) from reinsurance contracts recognized in profit or loss		10,879	-	-	10,879
Finance income (expenses) from reinsurance contracts recognized in other comprehensive income (*1)		(211,718)	-	-	(211,718)

Total finance income (expenses) recognized in profit or loss (*2)		(65,260)	160,275	(2,483)	92,532
Total finance income (expenses) recognized in other comprehensive income (*2)		(891,291)	(39,083)	(250)	(930,624)
Total	~~W~~	(956,551)	121,192	(2,733)	(838,092)

(*1) The finance income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

37. Insurance finance income (expenses) (continued)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2025 and 2024 are as follows: (continued)

	2024
		General life	Variable	Retirement (*3)	Total
Investment income (expenses):
Interest income (expenses)	~~W~~	1,375,866	78,520	(20,269)	1,434,117
Gain (loss) on valuation and transaction of financial instruments		307,677	126,554	(6,624)	427,607
Other investment income (expenses)		(71,695)	(2,126)	(2,335)	(76,156)
Investment income (expenses) recognized in other comprehensive income (*1)		1,013,851	-	42,712	1,056,563
		2,625,699	202,948	13,484	2,842,131
Finance income (expenses) from insurance contracts issued:
Interest income (expenses)		(1,499,414)	(172,640)	-	(1,672,054)
Effect of changes in interest rates and other financial assumptions		(3,148,484)	(50,709)	-	(3,199,193)
Foreign exchange income (expenses)		(31,746)	-	-	(31,746)
		(4,679,644)	(223,349)	-	(4,902,993)
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,532,796)	(172,640)	-	(1,705,436)
Finance income (expenses) from insurance contracts recognized in other comprehensive income (*1)		(3,146,848)	(50,709)	-	(3,197,557)

Finance income (expenses) from reinsurance contracts held:
Interest income (expenses)		56	-	-	56
Effect of changes in interest rates and other financial assumptions		(2,098)	-	-	(2,098)
		(2,042)	-	-	(2,042)
Finance income (expenses) from reinsurance contracts recognized in profit or loss		56	-	-	56
Finance income (expenses) from reinsurance contracts recognized in other comprehensive income (*1)		(2,098)	-	-	(2,098)

Total finance income (expenses) recognized in profit or loss (*2)		79,108	30,308	(29,228)	80,188
Total finance income (expenses) recognized in other comprehensive income (*2)		(2,135,095)	(50,709)	42,712	(2,143,092)
Total	~~W~~	(2,055,987)	(20,401)	13,484	(2,062,904)

(*1) The finance income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

37. Insurance finance income (expenses) (continued)

(b) Financial gains and losses recognized in profit or loss for the years ended December 31, 2025 and 2024 are divided into those related to changes in the fair value of the underlying assets of insurance contracts with direct participation characteristics and others as follows.

		2025
		FV change related	Others	Total

Investment income (expenses)	~~W~~	1,047,870	1,819,921	2,867,791
Finance income (expenses) from insurance contracts issued		(1,047,870)	(1,738,268)	(2,786,138)
Finance income (expenses) from reinsurance contracts held		-	10,879	10,879
	~~W~~	-	92,532	92,532

		2024
		FV change related	Others	Total

Investment income (expenses)	~~W~~	157,494	1,628,074	1,785,568
Finance income (expenses) from insurance contracts issued		(157,494)	(1,547,942)	(1,705,436)
Finance income (expenses) from reinsurance contracts held		-	56	56
	~~W~~	-	80,188	80,188

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

38. Operating expenses

Operating expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Claim adjustment expenses	Acquisition costs (*)	Maintenance expenses	Investment management expenses	Other operating expenses	Total

Salaries	~~W~~	5,678	64,218	53,471	5,054	11,099	139,520
Bonus		1,540	19,438	18,603	1,652	2,887	44,120
Retirement benefits		558	6,212	5,098	482	12,854	25,204
Employee benefits		1,449	16,963	14,033	1,748	15,894	50,087
Amortization		193	29,940	19,539	373	855	50,900
Utilities		135	16,207	8,406	251	519	25,518
Commission		79	22,050	29,699	28,743	6,433	87,004
Taxes and dues		292	-	71,002	331	1	71,626
IT expenses		737	21,379	20,303	1,485	2,097	46,001
Proportional commission		-	1,186,027	-	-	17,744	1,203,771
Sales promotion expenses		-	629,092	-	-	5,062	634,154
Training expenses		-	18	-	-	6,064	6,082
Others		13,807	37,067	27,736	242	17,468	96,320
	~~W~~	24,468	2,048,611	267,890	40,361	98,977	2,480,307

(*) Acquisition costs are reflected as insurance acquisition cash flows.

		2024
		Claim adjustment expenses	Acquisition costs (*)	Maintenance expenses	Investment management expenses	Other operating expenses	Total

Salaries	~~W~~	5,650	59,426	53,817	5,841	10,439	135,173
Bonus		1,726	20,696	20,549	1,905	3,966	48,842
Retirement benefits		507	4,756	4,701	1,200	23,319	34,483
Employee benefits		1,789	19,079	17,272	2,129	14,392	54,661
Amortization		171	27,353	19,850	380	889	48,643
Utilities		116	15,146	7,871	218	519	23,870
Commission		97	23,256	24,380	31,292	7,221	86,246
Taxes and dues		562	-	67,044	325	1	67,932
IT expenses		756	19,292	19,843	1,674	2,060	43,625
Proportional commission		-	957,335	-	-	17,486	974,821
Sales promotion expenses		-	397,263	-	-	4,222	401,485
Training expenses		-	-	-	-	6,032	6,032
Others		11,726	28,780	26,647	239	24,488	91,880
	~~W~~	23,100	1,572,382	261,974	45,203	115,034	2,017,693

(*) Acquisition costs are reflected as insurance acquisition cash flows.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

39. Investment administrative expenses

The investment administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024

Salaries	~~W~~	4,017	3,261
Bonus		1,311	1,104
Retirement benefits		686	1,389
Employment benefits		1,505	1,367
Communication expenses		70	83
Fees		8,053	6,812
Taxes and dues		384	364
Others		2,316	1,911
	~~W~~	18,342	16,291

40. Net interest income

(a) Interest income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Interest income on:
Deposits at amortized cost	~~W~~	54,994	53,780
Deposits at fair value through profit or loss		1,305	133
Securities at fair value through profit or loss		72,080	87,221
Securities at fair value through other comprehensive income		1,103,825	1,093,402
Securities at amortized cost		116,982	128,985
Loans at amortized cost		111,687	145,329
Others		3,675	3,409
	~~W~~	1,464,548	1,512,259

(b) Interest expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Interest expenses on:
Bonds issued	~~W~~	25,686	15,761
Lease liabilities		1,998	2,354
Others		39,164	60,027
	~~W~~	66,848	78,142

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

41. Provision for (reversal of) credit loss allowance

Provision for (reversal of) credit loss allowance for the years ended December 31, 2025 and 2024 are as follows:

			2025	2024
Provisions (Reversal)	Securities at fair value through other comprehensive income	~~W~~	(1,269)	(1,225)
	Securities at amortized costs		(2)	(23)
	Loans at amortized costs		4,734	7,410
	Receivables at amortized costs (*)		1,006	2,135
	Allowance for unused credit commitments		525	(1,601)
		~~W~~	4,994	6,696

(*) It includes provision for (reversal of) credit loss allowance of due from banks at amortized cost.

42. Gain and losses on foreign exchange transactions

Foreign exchange transaction income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Gain on foreign exchange transactions:
Foreign transactions	~~W~~	15,607	65,226
Translations		231,851	579,956
		247,458	645,182
Loss on foreign exchange transactions:
Foreign transactions		23,986	11,993
Translations		100,161	170
		124,147	12,163
	~~W~~	123,311	633,019

43. Fees and commission income

Fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Credit related fees	~~W~~	572	2,979
Loan commissions		7,217	7,198
Retirement pension management fee		1,515	2,238
Other fees and commissions in won		177	148
	~~W~~	9,481	12,563

44. Dividend income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Financial assets at fair value through profit or loss	~~W~~	32,017	28,111
Securities at fair value through other comprehensive income		5,752	4,399
	~~W~~	37,769	32,510

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

45. Other investment income or expenses

(a) Other investment income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Rental income	~~W~~	1,657	1,738
Others		1,114	6,939
	~~W~~	2,771	8,677

(b) Other investment expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Amortization expense on intangible assets	~~W~~	74,718	73,124
Depreciation expense on investment properties		212	212
Others		40,380	7,769
	~~W~~	115,310	81,105

46. Non-operating income or expenses

		2025	2024
Non-operating income:
Gain on cancellation of right-of-use asset	~~W~~	876	454
Gain on disposal of property and equipment		9	24
Miscellaneous gains		8,491	8,636
	~~W~~	9,376	9,114

Non-operating expenses:
Loss on cancellation of right-of-use asset		592	102
Loss on disposal of property and equipment		101	93
Impairment of property and equipment		924	1,703
Impairment of intangible assets		1	167
Donations		7,020	7,977
Miscellaneous loss		886	2,033
		9,524	12,075
	~~W~~	(148)	(2,961)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

47. Income tax expense

(a) Income tax expense for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Current income tax expense	~~W~~	121,299	16,092
Adjustment for prior periods		(8,673)	(15,943)
Temporary differences		(111,281)	(367,451)
Deferred tax recognized in other comprehensive income		279,069	569,215
Income tax recognized in other comprehensive income		208	14
Income tax expenses	~~W~~	280,622	201,927

Effective tax rate		35.23%	27.45%

(b) Reconciliation of net income before tax to income tax expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Net profit before income taxes	~~W~~	796,538	735,608

Income taxes at statutory tax rates		210,287	194,202
Adjustments:
Non-taxable income		(3,924)	(6,038)
Non-deductible expense		1,463	4,947
Tax rate difference		(10,362)	(3,036)
Effect of consolidated tax payment		2,663	(1,463)
Effect of changes in tax rates		79,051	-
Others		1,444	13,315
		70,335	7,725
Income tax expense	~~W~~	280,622	201,927

Effective tax rate		35.23%	27.45%

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

47. Income tax expense (continued)

(c) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beginning Balance	Profit or loss	Other comprehen-sive income	Hybrid bonds	Equity adjustment	Ending Balance
Deposits in foreign currency	~~W~~	(76)	(222)	-	-	-	(298)
Financial assets at fair value through profit or loss		(30,630)	(17,230)	-	-	-	(47,860)
Securities at fair value through other comprehensive income		(231,609)	(84,541)	596,891	-	-	280,741
Securities at amortized costs		(30,200)	(6,326)	-	-	-	(36,526)
Investments in associates		2,803	117	-	-	-	2,920
Derivative instruments		103,259	16,810	112,803	-	-	232,872
Accrued income		(163,425)	(29,357)	-	-	-	(192,782)
Evaluation cost of initial investment fund		101	4	-	-	-	105
Deemed dividend		7,750	(34)	-	-	-	7,716
Dividend receivables		119	5	-	-	-	124
Other liabilities		(219)	539	-	-	-	320
Provisions		101	148	-	-	-	249
Dividend cost recovery		24,350	(2,757)	-	-	-	21,593
Taxation of partnership		1,696	976	-	-	-	2,672
Reserve for outstanding claims for matured contracts		10,356	(1,510)	-	-	-	8,846
Property and equipment, intangible assets		7,858	1,107	-	-	-	8,965
Other accrued expense		29,605	(4,297)	-	-	-	25,308
Loan origination cost (fees)		(207)	1,160	-	-	-	953
Share-based payment		3,291	1,984	-	-	(22)	5,253
Defined benefit obligations		(1,554)	(2,284)	1,154	-	-	(2,684)
Vehicles for business use (depreciation adjustment)		39	(2)	-	-	-	37
Accrued interests (deposit)		(3)	(2)	-	-	-	(5)
Right-of-use assets		34	(26)	-	-	-	8
Uncollected commission clawbacks		12	-	-	-	-	12
Loans		1,719	72	-	-	-	1,791
Deficit carried forward		5,537	(3,332)	-	-	-	2,205
Hybrid bonds		199	8	-	(208)	-	(1)
Legal provision		93	(11)	-	-	-	82
Effect of change in discount rate under K-IFRS 1117		(82,277)	(334)	(431,550)	-	-	(514,161)
Surrender Value Reserve		(922,842)	(38,451)	-	-	-	(961,293)
	~~W~~	(1,264,120)	(167,786)	279,298	(208)	(22)	(1,152,838)

(*1) During the year ended December 31, 2025, the corporate income tax rate and the local income tax rate were revised as a result of amendments to the Corporate Tax Act and the Corporate Local Income Tax Act. Accordingly, deferred tax assets and liabilities expected to be realized after 2025 were measured using a tax rate of 27.5%.

(*2) The Company is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the Global Anti-Base Erosion Tax rules, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

47. Income tax expense (continued)

(c) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Beginning Balance	Profit or loss	Other comprehensive income	Equity adjustment	Ending Balance
Deposits in foreign currency	~~W~~	(203)	127	-	-	(76)
Financial assets at fair value through profit or loss		(8,314)	(22,317)	-	-	(30,631)
Securities at fair value through other comprehensive income		167,212	(136,496)	(262,325)	-	(231,609)
Securities at amortized costs		(8,452)	(21,747)	-	-	(30,199)
Investments in associates		2,803	-	-	-	2,803
Derivative instruments		35,243	85,703	(17,687)	-	103,259
Accrued income		(139,749)	(23,676)	-	-	(163,425)
Evaluation cost of initial investment fund		-	101	-	-	101
Deemed dividend		8,535	(785)	-	-	7,750
Dividend receivables		119	-	-	-	119
Other liabilities		726	(945)	-	-	(219)
Provisions		290	(188)	-	-	102
Dividend cost recovery		22,821	1,529	-	-	24,350
Taxation of partnership		1,113	583	-	-	1,696
Reserve for outstanding claims for matured contracts		11,445	(1,089)	-	-	10,356
Property and equipment, intangible assets		9,017	(1,159)	-	-	7,858
Other accrued expense		26,626	2,979	-	-	29,605
Loan origination cost (fees)		51	(258)	-	-	(207)
Share-based payment		2,667	624	-	-	3,291
Defined benefit obligations		(9,043)	2,972	4,518	-	(1,553)
Vehicles for business use (depreciation adjustment)		30	9	-	-	39
Accrued interests (deposit)		-	(3)	-	-	(3)
Right-of-use assets		(363)	396	-	-	33
Uncollected commission clawbacks		12	-	-	-	12
Government subsidies		1	(1)	-	-	-
Loans		1,719	-	-	-	1,719
Deficit carried forward		10,483	(4,946)	-	-	5,537
Hybrid bonds		199	-	-	-	199
Legal provision		214	(121)	-	-	93
Effect of change in discount rate under K-IFRS 1117		(927,418)	432	844,709	-	(82,277)
Surrender Value Reserve		(839,355)	(83,486)	-	-	(922,841)
	~~W~~	(1,631,571)	(201,762)	569,215	-	(1,264,118)

(*) The Company is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the Global Anti-Base Erosion Tax rules, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

47. Income tax expense (continued)

(d) As of December 31, 2025 and 2024, deferred income tax related to items recognized other than in profit or loss for the years are as follows:

		January 1, 2025		Changes		December 31, 2025
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Valuation gains (losses) on securities at fair value through other comprehensive income	~~W~~	(2,400,385)	633,702	(2,074,499)	596,891	(4,474,884)	1,230,593
Insurance and reinsurance finance income (expenses)		313,034	(82,641)	1,556,753	(431,550)	1,869,787	(514,191)
Remeasurement of defined benefit liabilities		(39,020)	10,301	(2,637)	1,154	(41,657)	11,455
Stock options		1,985	(524)	-	(22)	1,985	(546)
Gains (losses) on valuation of derivatives for cash flow hedge		122,933	(32,253)	(412,877)	112,803	(289,944)	80,550
Hybrid bonds		(755)	208	755	(208)	-	-
	~~W~~	(2,002,208)	528,793	(932,505)	279,068	(2,934,713)	807,861

		January 1, 2024		Changes		December 31, 2024
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Valuation gains (losses) on securities at fair value through other comprehensive income	~~W~~	(3,394,042)	896,026	993,657	(262,324)	(2,400,385)	633,702
Insurance and reinsurance finance income (expenses)		3,512,690	(927,350)	(3,199,656)	844,709	313,034	(82,641)
Remeasurement of defined benefit liabilities		(21,907)	5,784	(17,113)	4,517	(39,020)	10,301
Stock options		1,985	(524)	-	-	1,985	(524)
Gains (losses) on valuation of derivatives for cash flow hedge		60,028	(14,566)	62,905	(17,687)	122,933	(32,253)
Hybrid bonds		(755)	208	-	-	(755)	208
	~~W~~	157,999	(40,422)	(2,160,207)	569,215	(2,002,208)	528,793

(e) Current tax assets and liabilities

Current tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Current tax assets
Income tax receivables (refund of consolidated tax payment)	~~W~~	5,661	82,404
Current tax liabilities
Income tax payables (unpaid consolidated tax payment)	~~W~~	(14,019)	(79)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

47. Income tax expense (continued)

(f) Income taxes based on gross amount

Deferred tax assets and liabilities and current tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Deferred tax assets	~~W~~	602,772	198,923
Deferred tax liabilities		(1,755,610)	(1,463,041)
Current tax assets		5,661	82,404
Current tax liabilities		(14,019)	(79)

(g) Global Anti-Base Erosion (GloBE) Rules

Following the enactment of legislation related to the Global Anti-Base Erosion (GloBE) Rules, the Company is obligated to pay a top-up tax equal to the difference between the effective tax rate and the minimum rate of 15% in each jurisdiction in which its constituent entities are located, to the extent that the jurisdictional effective tax rate falls below 15%. The Company has assessed the impact of the GloBE rules in accordance with the relevant legislation and has determined that no significant amount of top-up tax is expected to arise, as most constituent entities meet the transitional safe harbor requirements or have effective tax rates exceeding 15%.

Income tax expense related to the GloBE rules is subject to estimation uncertainty due to potential variability arising from various factors, including tax incentives received by permanent establishments and adjustments to accounting net profit or loss required under the legislation for the calculation of GloBE income in subsequent periods. In addition, the Company applies the temporary exception to the recognition and disclosure of deferred tax assets and liabilities under K-IFRS 1012, and therefore does not recognize deferred tax assets or liabilities related to the GloBE rules, nor does it disclose information related thereto.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

48. Contingencies and commitments

(a) Insurance agreement

As of December 31, 2025, the total number and amount of insurance contracts held by the Company are 6,787,026 contracts and ~~W~~178,659,167 million, respectively (6,662,924 contracts and ~~W~~181,660,251 million, respectively for the year ended December 31, 2024).

(b) Reinsurance agreements

As of December 31, 2025, the Company held reinsurance contracts with 10 domestic and global reinsurance companies, including Korean Reinsurance Company and Reinsurance Group of America Incorporated ("RGA") for insurance contracts that cover cancer, cerebrovascular and heart disease (DP), critical illness (CI), death and disaster, and dementia. For life insurance contracts, the Company held coinsurance contracts with Korean Reinsurance Co., Ltd., Swiss Reinsurance Co. (“Swiss Re”), and RGA, which proportionally reinsures insurance risks and interest rate risks.

(c) Pending litigations

As of December 31, 2025, the Company has 90 pending litigations (Total claim amounts of ~~W~~9,736 million). Among these, provisions related to the litigation were accounted for ~~W~~300 million, and liabilities for incurred claims related to insurance claims were accounted for ~~W~~5,732 million. As of December 31, 2025, the result of litigation is unpredictable.

(d) Bank overdraft agreement

As of December 31, 2025, the Company has bank overdraft agreements with Shinhan Bank. The limit on bank overdraft is ~~W~~ 100,000 million (~~W~~ 100,000 million as of December 31, 2024).

(e) Unused credit provided and capital commitments

As of December 31, 2025, the Company's unused credit provided and capital commitments amounted to ~~W~~373,782 million and ~~W~~1,304,582 million, respectively (~~W~~164,307 million and ~~W~~1,354,692 million, respectively as of December 31, 2024).

(f) Other commitments

As of December 31, 2025 and 2024, the details of payment guarantee are as follows:

Guarantee provider		2025	2024	Type of guarantee
Seoul Guarantee Insurance Co., Ltd.	~~W~~	564	1,452	Guarantee deposit etc.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

49. Related parties

(a) Related parties as of December 31, 2025 are as follows:

The parent company	Shinhan Financial Group

Subsidiaries	Shinhan Financial Plus Co., Ltd.
Shinhan Life Insurance Vietnam Co., Ltd.
Shinhan LifeCare Co., Ltd.
Miraeasset Maps Global Infra Private Special Asset Trust 2
Shinhan AIM Credit Fund 3
Shinhan AIM Private fund of funds Trust 7-A
Shinhan AIM Private fund of funds Trust 6-B
Shinhan AIM Private fund of funds Trust 5
KB Global Private Real Estate Debt Fund 23
KB Global Private Real Estate Debt Fund 21
Shinhan KKR Global Program REC Private Investment Trust
Shinhan KKR Global Program PEF Private Investment Trust
Shinhan KKR Global Program PDF Private Investment Trust
Shinhan LCP X Private Investment Trust No.4(H)
Pinestreet BDC Global Corporate FoF 38 (*)
Pinestreet IG Global Corporate FoF 39 (*)
Shinhan BDC OCIC Private investment Trust No.1 (H) (*)
Shinhan SLAMS TPA Private Fund (*)
Shinhan Apollo SFG Private Investment Trust No.1(USD) (*)
Apollo SFG IG Short Duration Fund, L.P. (*)
Shinhan Apollo ADS Private Investment Trust No.1(H) (*)
Shinhan BDC OCIC Private Investment Trust No.2(H) (*)

Entities under common control	Shinhan Bank Co., Ltd.
Shinhan Securities Co., Ltd.
Shinhan Card Co., Ltd.
Jeju Bank
Shinhan DS
Shinhan Asset Management Co., Ltd.
Shinhan Capital Co., Ltd.
Shinhan Savings Bank
Shinhan Fund Partners
SHC Management Co., Ltd.
Shinhan REITs Management Co., Ltd.
Shinhan Asset Trust Co., Ltd.
Shinhan Venture Investment Co., Ltd.
Shinhan EZ General Insurance, Ltd.
SHBNPP Green Energy Private Special Asset Investment Trust
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

49. Related parties (continued)

(a) Related parties as of December 31, 2025 are as follows: (continued)

Entities under common control (continued)	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust
Shinhan AIM Social Enterprise Investment Fund I
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1
One Shinhan Futures Fund 1
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2
SHBNPP Global Professional Investment Type Private Investment Trust No.12
Shinhan AIM Private Real Estate Investment Trust No.15
Shinhan AIM FoF Fund 4
Shinhan AIM Social Enterprise Investment Fund II
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4
Shinhan AIM Private Real Estate Investment Trust No.13
Shinhan AIM FoF Fund 6-A
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3
One Shinhan Futures Fund 2
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1
Shinhan AIM Investment Finance Specialized Investment Trust No. 1
Shinhan AIM Social Enterprise Investment Fund III
SH Startup Venture Specialized Investment Private Equity Trust No.4
SH Green New Deal Energy Special Asset Private Investment Trust No.3
Shinhan AIM Private Real Estate Investment Trust No.22-A
One Shinhan Connect New Technology Investment Fund 1
Shinhan Global Green Energy Partnership Private Investment Trust No.1
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd
One Shinhan Futures Fund 3
SH Startup Venture Private Equity Trust No.5
Shinhan Greenway Corporate Investment FUND NO.1
One Shinhan Connect New Technology Investment Fund 2
Shinhan global flagship venture fund 1
SH BGT Private Special Asset Investment Trust No.2

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

49. Related parties (continued)

(a) Related parties as of December 31, 2025 are as follows: (continued)

Entities under common control (continued)	Shinhan AIM Credit 4-B_Clover2
SH Venture Private Investment Trust No.6
Shinhan One Flagship Real Estate Development Fund 1
Shinhan hyper connect venture fund Ι
Shinhan hyper future’s venture fund 1
SH Special Situation Private Real Estate Feeder Investment Trust No.1
Shinhan CIS III Private Investment Trust No.1
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1 (*)
Shinhan HarbourVest Infra Secondary Investment Trust. No.3(KRW) (*)
Shinhan SLAMS Co-Investment Private Investment Trust No.1 (*)

Associates	iPIXEL Co., Ltd.
Findvalue JD Fund No.1

Associates of entities under common control	SBC PFV Co., Ltd
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37
LB Scotland Amazon Fulfillment Center Fund 29
SHINHAN-NEO Core Industrial Technology Fund
SHINHAN-NEO Market-Frontier 2nd Fund
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2
Macquarie Korea Opportunities Fund(MKOF)
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust
Shinhan AIM Private Real Estate Investment Trust No.1
Shinhan AIM Private Real Estate Investment Trust No.2
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]
PCC Amberstone Private Equity Fund I
KIAMCO POWERLOAN TRUST 4TH
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2
Shinhan JigaeNamsan Road Private Special Asset Investment Trust
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.
IGIS Private Real Estate Investment Trust 517-1
IGIS Private Real Estate Investment Trust 562-1 (*)
Shinhan AIM Private Fund of Fund 9-B
Songpa Biz-Cluster PFV Co.,Ltd.
Finflow (*)

Others	Shinhan Life Shining Foundation

(*) It was newly included as a related party during the year ended December 31, 2025.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2025 and 2024 are as follows:

Related party	Account		2025	2024
The parent company
Shinhan Financial Group	Securities at fair value through other comprehensive income	~~W~~	-	29,898
	Accrued income		-	167
	Credit loss allowance		-	(13)
	Current tax assets		5,661	82,404
	Current tax liabilities		14,019	77
	Accrued expenses		19,101	12,466

Subsidiaries
Shinhan Financial Plus Co., Ltd.	Lease deposits received		122	-
	Accrued expenses		3,508	3,614
Shinhan Life Insurance Vietnam Co., Ltd.	Accrued income		-	290
Shinhan LifeCare Co., Ltd.	Lease deposits received		99	96

Entities under common control
Shinhan Bank	Cash and due from banks at amortized cost		39,002	68,608
	Financial assets at fair value through profit or loss (*1)		41,395	37,234
	Lease deposits paid		4,681	4,536
	Right-of-use assets		2,349	3,160
	Derivative assets		1,737	1,425
	Derivative liabilities		139,508	108,165
	Lease liabilities		2,758	3,452
	Accrued expenses		1,393	93
	Investment contract liabilities (*2)		5,290	144,698
Shinhan Securities Co., Ltd.	Cash and due from banks at amortized cost		108,942	24,231
	Accrued income		2	2
	Derivative assets		5,013	25,593
	Account receivables		3,973	1,391
	Derivative liabilities		29,865	11,263
	Accrued expenses		5,840	2,238
Shinhan Card Co., Ltd.	Account receivables		36	33
	Accrued income		1	3
	Credit loss allowance		-	(19)
	Accrued expenses		3,552	2,804
	Investment contract liabilities (*2)		-	8,409
Jeju Bank	Cash and due from banks at amortized cost		102	86
	Investment contract liabilities (*2)		-	14,339
Shinhan DS	Accrued expenses		340	734
Shinhan Asset Management Co., Ltd.	Financial assets at fair value through profit or loss (*1)		95	8,754
	Accrued expenses		437	503
Shinhan Venture Investment Co., Ltd.	Financial assets at fair value through profit or loss (*1)		99	-
Shinhan Fund Partners	Accrued expenses		186	197

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		2025	2024
Associates of entities under common control
SBC PFV Co., Ltd	Loans	~~W~~	78,300	-
	Accrued income		28	-
	Credit loss allowance		(673)	-
	Unused credit commitments		599	-
Total assets		~~W~~	290,743	287,783
Total liabilities		~~W~~	226,617	313,148

(*1) It is a financial instrument related to consolidated structured entities of related parties.

(*2) It is policyholders’ reserve for retirement pension contracts.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party	Account		2025	2024
The parent company
Shinhan Financial Group	Interest income	~~W~~	92	870
	Provision for (reversal of) credit loss allowance		(13)	(2)
	Commissions paid, etc.		4,879	4,879
Subsidiaries
Shinhan Financial Plus Co., Ltd.	Interest income		-	1
	Other income		418	702
	Insurance contract commissions		50,563	44,687
	Interest expense		-	2
	Other expense		-	21
	Commissions paid, etc.		11,162	10,004
Shinhan Life Insurance Vietnam Co., Ltd.	Fees and commission income		12	405
Shinhan LifeCare Co., Ltd.	Other income		218	168
Shinhan AIM Private fund of funds Trust 5	Distribution income		1,103	2,778
Shinhan AIM Private fund of funds Trust 6-B	Distribution income		2,936	868
Shinhan AIM Credit Fund 3	Distribution income		6,738	6,928
KB Global Private Real Estate Debt Fund 23	Distribution income		7,215	5,889
KB Global Private Real Estate Debt Fund 21	Distribution income		3,076	2,460
Shinhan KKR Global Program PDF Private Investment Trust	Distribution income		6,984	2,837
Shinhan KKR Global Program REC Private Investment Trust	Distribution income		4,060	3,937
Shinhan KKR Global Program PEF Private Investment Trust	Distribution income		3,973	419
Shinhan LCP X Private Investment Trust No.4(H)	Distribution income		1,442	830
Pinestreet BDC Global Corporate FoF 38	Distribution income		5,184	-
Pinestreet IG Global Corporate FoF 39	Distribution income		909	-
Shinhan BDC OCIC Private investment Trust No.1 (H)	Distribution income		4,326	-
Shinhan AIM Private fund of funds Trust 7-A	Distribution income		281	-
Shinhan Apollo SFG Private Investment Trust No.1(USD)	Distribution income		116	-
Entities under common control
Shinhan Bank	Interest income		855	1,871
	Distribution income (*1)		151	159
	Fee and commission income		8	6
	Gains related to derivatives		23,058	779
	Other income		-	88
	Insurance contract commissions		14,863	8,004
	Interest expense		95	90
	Losses related to derivatives		31,832	135,123
	Commissions paid, etc.		5,354	4,847
	Other expense		80	-
Shinhan Securities Co., Ltd.	Interest income		182	224
	Fees and commission income		9	9
	Gains related to derivatives		1,390	167
	Losses related to derivatives		104	3,155
	Commissions paid, etc.		1,135	1,448

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		2025	2024
Entities under common control (continued)
Shinhan Card Co., Ltd.	Interest income	~~W~~	-	379
	Fees and commission income		45	76
	Other income		-	13
	Insurance contract commissions		9,645	11,132
	Provision for (reversal of) credit loss allowance		(19)	-
	Commissions paid, etc.		5,235	4,710
Jeju Bank	Insurance contract commissions		3	9
	Commissions paid, etc.		12	13
Shinhan DS	Commissions paid, etc.		29,126	27,671
Shinhan Asset Management Co., Ltd.	Distribution income (*1)		88	1,986
	Commissions paid, etc.		9,375	9,028
Shinhan Savings Bank	Fees and commission income		5	20
	Commissions paid, etc.		35	-
Shinhan Fund Partners	Commissions paid, etc.		733	867
Shinhan Venture Investment Co., Ltd.	Commissions paid, etc.		85	102
Shinhan EZ General Insurance, Ltd.	Fees and commission income		5	-
	Commissions paid, etc.		7	-
Shinhan AIM Private Real Estate Investment Trust No.22-A	Distribution income		4,454	3,641
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Distribution income		182	354
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	Distribution income		740	968
Shinhan AIM FoF Fund 6-A	Distribution income		36	671
Shinhan AIM Credit 4-B_Clover2	Distribution income		2,711	4,979
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	Distribution income		768	760
SHBNPP Green Energy Private Special Asset Investment Trust	Distribution income		826	1,031
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	Distribution income		556	636
SHBNPP Global Professional Investment Type Private Investment Trust No.12	Distribution income		285	400
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4	Distribution income		2,305	2,943
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	Distribution income		1,700	1,875
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust	Distribution income		2,458	2,376
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	Distribution income		1,096	1,098
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Distribution income		1,249	3,758
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	Distribution income		1,170	1,205
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	Distribution income		182	189
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	Distribution income		1,363	1,446
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Distribution income		1,550	1,896

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		2025	2024
Entities under common control (continued)
Shinhan Global Green Energy Partnership Private Investment Trust No.1	Distribution income	~~W~~	90	-
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)	Distribution income		622	604
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd	Distribution income		-	48
IMM Long-term Solution Private Equity Fund (*2)	Distribution income		-	22,054
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2	Distribution income		684	236
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3	Distribution income		126	122
Shinhan One Flagship Real Estate Development Fund 1	Distribution income		1,122	304
Shinhan CIS III Private Investment Trust No.1	Distribution income		-	1,530
Shinhan HarbourVest Infra Secondary Investment Trust. No.3(KRW)	Distribution income		39	-
Shinhan AIM Social Enterprise Investment Fund II	Distribution income		2	-
SH BGT Private Special Asset Investment Trust No.2	Distribution income		248	-
Associates of entities under common control
KIAMCO POWERLOAN TRUST 4TH	Distribution income		1,540	1,554
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*2)	Distribution income		-	445
Midas Asset Global CRE Debt Private Fund No.6 (*2)	Distribution income		-	1,967
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	Distribution income		535	1,937
Shinhan AIM Private Fund of Fund 9-B	Distribution income		969	61
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Distribution income		839	903
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Distribution income		30	67
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Distribution income		-	85
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	Distribution income		62	72
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Distribution income		364	168
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Distribution income		168	212
PCC Amberstone Private Equity Fund I	Distribution income		321	692
SHINHAN-NEO Core Industrial Technology Fund	Distribution income		-	53
Finflow	Other income (*3)		541	-
SBC PFV Co., Ltd	Provision for (reversal of) credit loss allowance		673	(59)
	Interest income		2,582	3,281
	Provision for unused credit commitments		599	-
Others
Shinhan Life Shining Foundation	Rental income		31	56
	Donations		31	2,546
Total income		~~W~~	109,425	101,546
Total expense		~~W~~	175,594	268,277

(*1) It is investment gains and losses from consolidated structured entities of the related party.

(*2) It has been removed from the related parties during the year ended December 31, 2024, and the amount refers to the transactions before its removal.

(*3) Shares of Finflow were acquired through a contribution in kind during the year ended December 31, 2025, and a disposal gain of ~~W~~541 million arising from the contribution in kind was included in non-operating income.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
The parent company
Shinhan Financial Group	~~W~~	-	-	-	-	-	-	378,307
Subsidiaries
Shinhan Financial Plus Co., Ltd.		-	-	-	-	15,000	-	-
Shinhan LifeCare Co., Ltd.		-	-	-	-	50,000	-	-
Shinhan AIM Private fund of funds Trust 7-A		-	-	-	-	120	1,397	-
Shinhan AIM Private fund of funds Trust 6-B		-	-	-	-	9,002	1,827	-
Shinhan AIM Private fund of funds Trust 5		-	-	-	-	-	39,012	-
KB Global Private Real Estate Debt Fund 23		-	-	-	-	1,260	13,253	-
KB Global Private Real Estate Debt Fund 21		-	-	-	-	13,886	-	-
Shinhan KKR Global Program REC Private Investment Trust		-	-	-	-	28,340	-	-
Shinhan KKR Global Program PEF Private Investment Trust		-	-	-	-	21,957	-	-
Shinhan KKR Global Program PDF Private Investment Trust		-	-	-	-	44,941	-	-
Shinhan LCP X Private Investment Trust No.4(H)		-	-	-	-	7,051	-	-
Pinestreet BDC Global Corporate FoF 38		-	-	-	-	285,091	-	-
Pinestreet IG Global Corporate FoF 39		-	-	-	-	96,580	-	-
Shinhan BDC OClC Private investment Trust No.1 (H)		-	-	-	-	283,751	-	-
Shinhan SLAMS TPA Private Fund		-	-	-	-	100,000	-	-
Shinhan Apollo SFG Private Investment Trust No.1(USD)		-	-	-	-	110,830	-	-
Shinhan Apollo ADS Private Investment Trust No.1(H)		-	-	-	-	48,775	-	-
Shinhan BDC OCIC Private Investment Trust No.2(H)		-	-	-	-	48,775	-	-
		-	-	-	-	1,165,359	55,489	-
Entities under common control
Shinhan Bank Co., Ltd. (*1)(*2)		-	789	-	-	4,972	-	-
Shinhan Asset Management Co., Ltd.		-	-	-	-	88	8,780	-
Shinhan Venture Investment Co., Ltd.		-	-	-	-	99	-	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	-	-	1,247	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	-	-	1,793	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	-	-	-	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,759	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	-	-	344	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	-	-	6,291	976	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	-	191	-	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	-	-	2,095	-	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	-	-	11	-	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	-	-	560	-	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	-	-	-	2,216	-

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2025
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
Entities under common control (continued)
SHBNPP Global Professional Investment Type Private Investment Trust No.12	~~W~~	-	-	-	-	4,545	3,303	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	-	-	652	-	-
Shinhan AIM FoF Fund 4		-	-	-	-	793	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	-	-	31	430	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	-	-	-	2,040	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	-	-	-	1,472	-
Shinhan AIM FoF Fund 6-A		-	-	-	-	11,347	32	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	-	-	2,294	381	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	-	-	-	2,902	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	-	-	1,328	-
Shinhan AIM Social Enterprise Investment Fund III		-	-	-	-	135	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	-	-	-	3,343	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	-	-	559	1,232	-
Shinhan AIM Private Real Estate Investment Trust No.22-A		-	-	-	-	13,033	547	-
One Shinhan Connect New Technology Investment Fund 1		-	-	-	-	300	1,800	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	-	-	172	-	-
SH Startup Venture Private Equity Trust No.5		-	-	-	-	2,000	871	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	-	-	260	-	-
One Shinhan Connect New Technology Investment Fund 2		-	-	-	-	80	-	-
Shinhan global flagship venture fund 1		-	-	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	-	-	1,705	-	-
Shinhan AIM Credit 4-B_Clover2		-	-	-	-	2,041	894	-
SH Venture Private Investment Trust No.6		-	-	-	-	6,000	-	-
Shinhan One Flagship Real Estate Development Fund 1		-	-	-	-	-	3,190	-
Shinhan hyper connect venture fund Ι		-	-	-	-	7,200	524	-
Shinhan hyper future’s venture fund 1		-	-	-	-	211	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	-	-	1,277	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	-	-	7,679	-	-
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)		-	-	-	-	-	1,754	-
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1		-	-	-	-	12,448	-	-
Shinhan HarbourVest Infra Secondary Investment Trust. No.3(KRW)		-	-	-	-	4,727	686	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1		-	-	-	-	16,757	-	-
		-	789	-	-	115,753	43,844	-

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2025
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
Associates of entities under common control
SBC PFV Co., Ltd	~~W~~	-	-	78,300	-	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	-	-	3,297	3,611	-
LB Scotland Amazon Fulfillment Center Fund 29		-	-	-	-	4,258	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	-	-	-	423	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	-	-	797	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	-	-	2	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	-	-	-	1,219	-
PCC Amberstone Private Equity Fund I		-	-	-	-	-	3,800	-
KIAMCO POWERLOAN TRUST 4TH		-	-	-	-	-	326	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,683	-
IGIS Private Real Estate Investment Trust 517-1		-	-	-	-	1,320	-	-
IGIS Private Real Estate Investment Trust 562-1		-	-	-	-	10,000	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	-	-	4,338	-	-
Finflow (*3)		-	-	-	-	1,499	-	-
		-	-	78,300	-	24,714	11,859	-
	~~W~~	-	789	78,300	-	1,305,826	111,192	378,307

(*1) Interest expense of ~~W~~78 million according to the lease contract with Shinhan Bank, a related party, was recognized for the year ended December 31, 2025.

(*2) Fund transactions related to consolidated structured entities of related parties are included.

(*3) Acquisition through contributions in kind is included.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
The parent company
Shinhan Financial Group	~~W~~	-	-	-	-	-	-	315,342
Subsidiaries
Miraeasset Maps Global Infra Private Special Asset Trust 2		-	-	-	-	-	3,879	-
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2 (*3)		-	-	-	-	-	643	-
Shinhan AIM Private fund of funds Trust 7-A		-	-	-	-	6,589	1,049	-
Shinhan AIM Private fund of funds Trust 6-B		-	-	-	-	13,937	1,193	-
Shinhan AIM Private fund of funds Trust 5		-	-	-	-	-	45,342	-
KB Global Private Real Estate Debt Fund 21		-	-	-	-	9,034	-	-
Shinhan KKR Global Program REC Private Investment Trust		-	-	-	-	-	17,443	-
Shinhan KKR Global Program PEF Private Investment Trust		-	-	-	-	29,300	-	-
Shinhan KKR Global Program PDF Private Investment Trust		-	-	-	-	49,691	-	-
Shinhan LCP X Private Investment Trust No.4(H)		-	-	-	-	9,496	-	-
		-	-	-	-	118,047	69,549	-
Entities under common control
Shinhan Bank Co., Ltd. (*1)(*2)		-	786	-	-	538	-	-
Shinhan Asset Management Co., Ltd.		-	-	-	-	152	5,640	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	-	-	1,212	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	-	-	1,726	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,697	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	-	-	338	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	-	5,340	1,000	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	-	-	2,896	-	-
Shinhan AIM Social Enterprise Investment Fund I						-	22
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	-	-	2,453	-	-
One Shinhan Futures Fund 1		-	-	-	-	-	72	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	-	-	-	3,207	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	-	-	873	-	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	-	-	783	290	-
Shinhan AIM FoF Fund 4		-	-	-	-	3,595	247	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	-	-	1,884	15,272	-
Shinhan AIM FoF Fund 6-A		-	-	-	-	11,528	259	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	-	-	1,239	118	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	-	-	1,000	2,235	-

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	-	-	1,280	-

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	~~W~~					-	3,613
Shinhan AIM Social Enterprise Investment Fund III		-	-	-	-	60	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	-	-	4,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	-	-	3,241	275	-
Shinhan AIM Private Real Estate Investment Trust No.22-A		-	-	-	-	16,264	-	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	-	-	378	-	-
SH Startup Venture Private Equity Trust No.5		-	-	-	-	4,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	-	-	1,200	817	-
Shinhan global flagship venture fund 1		-	-	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	-	-	2,524	-	-
Shinhan AIM Credit 4-B_Clover2		-	-	-	-	2,644	23,374	-
SH Venture Private Investment Trust No.6		-	-	-	-	4,000	-	-
Shinhan One Flagship Real Estate Development Fund 1		-	-	-	-	8,000	-	-
Shinhan hyper connect venture fund Ι		-	-	-	-	7,200	-	-
Shinhan hyper future’s venture fund 1		-	-	-	-	564	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	-	-	4,064	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	-	-	10,725	4,073	-
IMM Long-term Solution Private Equity Fund (*3)		-	-	-	-	-	34,981	-
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)		-	-	-	-	30,000	-	-
		-	786	-	-	136,345	101,748	-
Associates of entities under common control
SBC PFV Co., Ltd		-	-	95,000	95,000	1,575	-	-
Midas Asset Global CRE Debt Private Fund No.6 (*3)		-	-	-	-	-	27,055	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	-	-	1,271	399	-
LB Scotland Amazon Fulfillment Center Fund 29		-	-	-	-	2,535	-
SHINHAN-NEO Core Industrial Technology Fund		-	-	-	-	-	1,068
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	-	-	450	1,026	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	-	-	2,238	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2						-	197
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*3)		-	-	-	-	-	12,194	-
Shinhan AIM Private Real Estate Investment Trust No.1		-	-	-	-	2,613	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	-	-	1,760	-	-

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	-	-	-	-	-	38	-

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
PCC Amberstone Private Equity Fund I	~~W~~	-	-	-	-	247	2,712	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,635	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		-	-	-	-	3,516	-	-
IGIS Private Real Estate Investment Trust 517-1		-	-	-	-	2,200	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	-	-	6,562	-	-
Songpa Biz-Cluster PFV Co.,Ltd.		-	-	-	-	2,500	-	-
		-	-	95,000	95,000	25,229	48,562	-
	~~W~~	-	786	95,000	95,000	279,621	219,859	315,342

(*1) Interest expense of ~~W~~90 million according to the lease contract with Shinhan Bank, a related party, was recognized for the year ended December 31, 2024.

(*2) Fund transactions related to consolidated structured entities of related parties are included.

(*3) It has been removed from the related party during the year ended December 31, 2024, and the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(e) Unused capital commitments and loan commitment with related parties as of December 31, 2025 and 2024 are as follows:

Related Party	Commitment		2025	2024
Subsidiaries
Shinhan AIM Private fund of funds Trust 7-A	Capital commitment	~~W~~	7,006	9,297
Shinhan AIM Private fund of funds Trust 6-B	Capital commitment		7,588	14,003
Shinhan AIM Private fund of funds Trust 5	Capital commitment		26,503	29,333
KB Global Private Real Estate Debt Fund 21	Capital commitment		19,650	27,089
Shinhan KKR Global Program REC Private Investment Trust	Capital commitment		13,488	41,160
Shinhan KKR Global Program PEF Private Investment Trust	Capital commitment		29,272	51,156
Shinhan KKR Global Program PDF Private Investment Trust	Capital commitment		113,357	159,348
Shinhan LCP X Private Investment Trust No.4(H)	Capital commitment		27,614	32,367
			244,478	363,753
Entities under common control
Shinhan Bank Co., Ltd. (*)	Capital commitment		871	6,458
Shinhan Venture Investment Co., Ltd. (*)	Capital commitment		891	-
Shinhan AIM FoF Fund 4	Capital commitment		295	268
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Capital commitment		8,018	7,271
Shinhan AIM FoF Fund 6-A	Capital commitment		19,754	30,802
Shinhan AIM Social Enterprise Investment Fund III	Capital commitment		-	234
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Capital commitment		6,969	7,528
Shinhan AIM Private Real Estate Investment Trust No.22-A	Capital commitment		821	7,271
SH Startup Venture Private Equity Trust No.5	Capital commitment		2,000	4,000
Shinhan Greenway Corporate Investment FUND NO.1	Capital commitment		620	880
Shinhan global flagship venture fund 1	Capital commitment		5,200	10,400
SH BGT Private Special Asset Investment Trust No.2	Capital commitment		11,195	12,871
SH Venture Private Investment Trust No.6	Capital commitment		6,000	12,000
Shinhan One Flagship Real Estate Development Fund 1	Capital commitment		-	5,745
Shinhan hyper connect venture fund Ι	Capital commitment		15,520	22,720
Shinhan hyper future’s venture fund 1	Capital commitment		-	211
SH Special Situation Private Real Estate Feeder Investment Trust No.1	Capital commitment		2,519	3,796
Shinhan CIS III Private Investment Trust No.1	Capital commitment		10,281	18,840
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Capital commitment		30,144	-
Shinhan HarbourVest Infra Secondary Investment Trust. No.3(KRW)	Capital commitment		52,804	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1	Capital commitment		12,604	-
			186,506	151,295
Associates of entities under common control
SBC PFV Co., Ltd	Loan commitment		171,700	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Capital commitment		3,878	3,880
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Capital commitment		182	182
IGIS Private Real Estate Investment Trust 517-1	Capital commitment		880	2,200
Shinhan AIM Private Fund of Fund 9-B	Capital commitment		2,914	6,067
			179,554	12,329
		~~W~~	610,538	527,377

(*) It is an unused capital commitment related to consolidated structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

49. Related parties (continued)

(f) Unsettled commitments of derivatives with related parties as of December 31, 2025 and 2024 are as follows:

Related Party	Type of Derivatives		2025	2024
Entities under common control
Shinhan Bank Co., Ltd.	Currency swap	~~W~~	633,761	719,051
	Currency forward		597,642	455,038
	Interest rate forward		144,447	20,010
Shinhan Securities Co., Ltd.	Equity options		29,587	131,774
	Interest rate forward		557,964	557,964
		~~W~~	1,963,401	1,883,837

(g) Details of bond transactions with a key related party for the years ended December 31, 2025 and 2024 are as follows:

Related Party		2025		2024
		Buy	Sell	Buy	Sell
Entities under common control
Shinhan Securities Co., Ltd.	~~W~~	520,060	311,108	862,553	524,845

(h) Details of acquisitions and disposal of assets with key related parties for the years ended December 31, 2025 and 2024 are as follows:

Related Party	Account		2025		2024
			Acquisition	Disposal	Acquisition	Disposal
Subsidiary
Shinhan Financial Plus Co., Ltd.	Right-of-use assets	~~W~~	-	-	147	119
Entities under common control
Shinhan Bank Co., Ltd.	Right-of-use assets		35	-	221	28
Shinhan DS	Equipment		288	-	148	-
	Development costs		634	-	981	-
	Software		310	-	510	-
	Other intangible assets		5,685	615	419	464
	Other property and equipment		186	-	139	-
			7,138	615	2,418	492
		~~W~~	7,138	615	2,565	611

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won, except per share data)

49. Related parties (continued)

(i) Details of collateral transactions with related parties

i) The collateral provided by the Company to related parties as of December 31, 2025 and 2024 are as follows:

Provided to	Collateral assets		Collateral value(*)
			2025	2024
Entities under common control
Shinhan Bank Co., Ltd.	Government bonds	~~W~~	146,627	115,966
Shinhan Securities Co., Ltd.	Bonds, Stocks and beneficiary certificates		30,537	-
		~~W~~	177,164	115,966

(*) Collateral value is equivalent to the carrying amount of the collateral assets.

ii) The collateral provided by a related party to the Company as of December 31, 2025 and 2024 are as follows:

Provided by	Collateral asset		Collateral value
			2025	2024
Subsidiary
Shinhan Financial Plus Co., Ltd.	Deposits	~~W~~	30	30
Entities under common control
Shinhan Securities Co., Ltd.	Securities		-	12,501
Shinhan Card Co., Ltd.	Deposits		10	10
		~~W~~	40	12,541

(j) Details of key management personnel compensation for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Short-term employee benefits	~~W~~	1,079	1,219
Share-based payment transactions		1,727	848
Retirement benefits		40	40
	~~W~~	2,846	2,107

(k) As of December 31, 2025, the amount of credit card allowance commitments provided by Shinhan Card Co., Ltd., a related party, is ~~W~~7,500 million.

50. Earnings per share

Earnings per share for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit for the year	~~W~~	515,916	533,681
Less: Interest to hybrid bonds		6,633	10,800
Net profit attributable to common shares	~~W~~	509,283	522,881
Weighted average number of common shares outstanding		115,654,859 shares	115,654,859 shares
Basic earnings per share in won (*)	~~W~~	4,403	4,521

(*) Because the Company does not have any potential dilutive common shares and stock options do not have dilutive effect, the diluted earnings per share are the same as the basic earnings per share for the years ended December 31, 2025 and 2024.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

51. Statements of cash flows

(a) Adjustments to revenue and expenses for the year ended December 31, 2025 and 2024 are as follows:

		2025	2024
Interest income	~~W~~	(1,464,548)	(1,512,259)
Interest expense		66,848	78,142
Dividend income		(37,769)	(32,510)
Income taxes		280,621	201,927
Insurance revenue		(3,071,866)	(2,847,305)
Reinsurance revenue		(164,353)	(52,963)
Insurance finance income from insurance contracts issued		(204,421)	(397,712)
Insurance finance income from reinsurance contracts held		(68,751)	(24,101)
Insurance service expenses		2,216,949	2,010,662
Reinsurance service expenses		150,275	57,843
Insurance finance expenses from insurance contracts issued		2,990,559	2,103,148
Insurance finance expenses from reinsurance contracts held		57,872	24,045
Gains on financial assets at fair value through profit or loss		(1,345,644)	(663,394)
Losses on financial assets at fair value through profit or loss		268,442	629,039
Gains on disposal of securities at fair value through other comprehensive income		(81,508)	(79,735)
Losses on disposal of securities measured at fair value through other comprehensive income		64,118	96,475
Gains on disposal of securities at amortized cost		-	(22,284)
Losses on disposal of securities at amortized cost		-	565
Provisions for credit losses		4,994	6,696
Gains related to derivatives		(79,833)	(6,677)
Losses related to derivatives		265,230	520,521
Gain on foreign currency translation		(231,851)	(579,956)
Loss on foreign currency translation		100,160	171
Gain (loss) on foreign currency transaction		3,481	(17,421)
Amortization of right-of-use assets		34,372	31,676
Depreciation		17,473	17,984
Amortization of intangible assets		74,718	73,124
Employee costs		15,916	11,036
Rental income		(29)	(36)
Losses on provisions		39,444	114
Non-operating income		(1,424)	(468)
Non-operating expense		1,820	2,776
	~~W~~	(98,705)	(370,877)

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

51. Statements of cash flows (continued)

(b) Changes in assets and liabilities from operating activities for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Due from banks at amortized cost	~~W~~	70,197	(60,966)
Financial assets at fair value through profit or loss		411,196	(77,066)
Loans at amortized cost		550,388	808,329
Other financial assets		(11,464)	51,368
Other assets		(1,603)	2,750
Net defined benefit liabilities		(107)	(5,990)
Insurance contract liabilities		(669,776)	(1,175,687)
Reinsurance contract liabilities		(614,999)	(46,839)
Investment contract liabilities		170,080	(559,350)
Provisions		(8,181)	(4,648)
Derivative liabilities		4,530	(1,100)
Other financial liabilities		194,749	223,893
Other liabilities		(3,091)	(1,275)
	~~W~~	91,919	(846,581)

(c) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash and due from banks at amortized cost	~~W~~	2,286,855	1,528,871
Adjustments:
Available deposits of which expiration date exceeds 3 months from the acquisition date		(598,026)	(677,950)
Restricted deposit		(84,136)	(73,717)
	~~W~~	1,604,693	777,204

(d) The Company has prepared its statements of cash flows using the indirect method, and the significant non-cash activities for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Changes in gains(losses) on valuation of securities at fair value through other comprehensive income	~~W~~	(2,073,230)	994,881
Write-off of loans at amortized costs		13,075	10,664
Recognition of right-of-use assets and lease liabilities		23,022	15,291
Additional provision for restoration		2,309	277
Interests payable for hybrid bonds		-	1,497

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

51. Statements of cash flows (continued)

(e) Changes in liabilities resulting from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		2025 (*1)
		Debentures (*2)	Lease liabilities	Total
Beginning balance	~~W~~	299,487	77,399	376,886
Changes in cash flows		498,594	(33,088)	465,506
Amortization		311	1,999	2,310
Others		-	20,028	20,028
Ending balance	~~W~~	798,392	66,338	864,730

(*1) Changes of other financial liabilities are not included.

(*2) Changes of borrowings are included.

		2024 (*1)
		Debentures (*2)	Lease liabilities	Total
Beginning balance	~~W~~	299,331	91,566	390,897
Changes in cash flows		-	(31,149)	(31,149)
Amortization		156	2,354	2,510
Others		-	14,628	14,628
Ending balance	~~W~~	299,487	77,399	376,886

(*1) Changes of other financial liabilities are not included.

(*2) Changes of borrowings are included.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

52. Effects of changes in accounting policies

K-IFRS No. 1117 requires that, for dividends arising from participating insurance contracts, liabilities be measured using estimates of the related cash flows and discount rates that reflect the assumptions and risks associated with those cash flows.

Specifically, in measuring insurance liabilities, the Company is required to reflect, without undue cost or effort, reasonable and supportable information available faithfully representing the facts without incorporating the Company’s own plans or intentions. In addition, the effects of enacted or substantively enacted laws or regulations are reflected in the measurement of insurance liabilities only when such enactment or amendment is substantively certain, and neutral estimates that are free from bias are required to be used in estimating the related cash flows.

Accordingly, insurers do not derive the asset return scenarios used in measuring insurance liabilities (best estimate liabilities, the remaining coverage component) based on item-by-item disposal plans for assets currently held and managed. Instead, such scenarios are determined based on risk-free interest rates that are consistent with the discount rates prescribed under supervisory regulations for discounting the present value of fulfilment cash flows.

In response to these requirements, upon the adoption of K-IFRS No. 1117 in 2023, the Company estimated future dividend cash flows for participating insurance contracts by neutrally reflecting reasonable and supportable information, including the Company’s experience statistics such as historical dividend amounts arising from the relevant contracts, as well as management’s asset management plans and risk management strategies. In addition, the Company determined whether policyholder dividends would arise by considering expected gains or losses on the disposal of assets only in cases where specific disposal plans for such assets had been finalized by management, such as when assets were disposed of or when concrete disposal plans had been approved by the board of directors. Where policyholder dividends were determined to arise, the related cash flows were reflected in the measurement of insurance liabilities.

As a result of measuring insurance liabilities related to policyholder dividends arising from expected future cash flows of participating insurance contracts in accordance with the requirements of K-IFRS No. 1117, there was no insurance liability required to be recognized by the Company.

The Company concluded that, if dividend payment obligations related to participating insurance contracts were measured in accordance with the requirements of K-IFRS No. 1117 from 2023 when K-IFRS No. 1117 was adopted, such measurement would conflict with the “objective of general purpose financial reporting” as set out in the Conceptual Framework for Financial Reporting and would constitute the “extremely rare circumstances in which compliance with a requirement would be so misleading” as specified in paragraph 19 of K-IFRS No. 1001.

Accordingly, the Company had measured and recognized as liabilities the expected future comprehensive obligations to policyholders (policyholder dividends) arising from unrealized gains or losses on assets as of the end of the reporting period, by applying the methodology prescribed in Article 4-1(2) of the Detailed Regulation on Supervision of Insurance Business.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

52. Effects of changes in accounting policies (continued)

Meanwhile, participating insurance contracts are contracts under which, in accordance with the terms and conditions agreed between the insurer and the policyholder, the insurer distributes excess profits to policyholders in the form of dividends pursuant to the Regulation on Supervision of Insurance Business, in addition to insurance claims or surrender values. Under such contracts, the insurer has a contractual obligation to pay dividends to policyholders when dividends arise in accordance with the insurance policy terms and conditions.

Insurance contracts issued by the Company are subject to the recognition and measurement of insurance liabilities in accordance with K-IFRS No. 1117. K-IFRS No. 1117 requires insurance liabilities to be measured and recognized at the level of individual insurance contracts and to be measured based on estimates of all future cash flows within groups of insurance contracts. Accordingly, for participating insurance contracts, insurance liabilities are measured and recognized at the level of individual insurance contracts by estimating the future cash flows of each contract, including insurance claims, surrender values and dividends.

Such insurance contracts constitute a unit of account for the recognition and measurement of liabilities, as defined in paragraph 4.48 of the Conceptual Framework for Financial Reporting.

Accordingly, insurance liabilities are recognized and measured in accordance with the requirements of K-IFRS No. 1117 using insurance contracts as the unit of account, thereby meeting the definition of a liability under the Conceptual Framework for Financial Reporting. In this context, liabilities related to policyholder dividends constitute a component of insurance liabilities measured using participating insurance contracts as the unit of account.

In December 2025, the Financial Supervisory Service, through its response titled “Inquiry Response on the Accounting Treatment of Policyholders’ Equity Adjustments (Accounting Departure) by Life Insurance Companies,” stated that it is difficult to conclusively determine that applying K-IFRS No. 1117 to dividend payment obligations related to participating insurance contracts of life insurance companies would be misleading to users of financial statements. The Financial Supervisory Service further noted that, as K-IFRS No. 1117 has passed its transition guidance period and has become stabilized, there is a need to resolve unnecessary controversies arising from the continued application of accounting departures, and that some views suggest that, if domestic life insurance companies continue to apply accounting departures, Korea may not be regarded as a jurisdiction that has fully adopted IFRS. Taking these considerations into account, the Financial Supervisory Service concluded that it is appropriate to discontinue the application of accounting departures at the current point in time.

Furthermore, the Financial Supervisory Service responded that, even if management were to conclude that complying with K-IFRS No. 1117 with respect to dividend payment obligations related to participating insurance contracts would conflict with the “objective of general purpose financial reporting” as set out in the Conceptual Framework and could therefore be misleading to users of financial statements, it would nevertheless be difficult, from a supervisory perspective, to continue to permit the application of accounting departures.

After comprehensively considering the circumstances described above, the Company determined that, even if compliance with the requirements of K-IFRS No. 1117 for participating insurance contracts could potentially result in an understatement of insurance liabilities compared to prior-period accounting practices and thereby give rise to a possibility of being misleading to users of financial statements due to a conflict with the objective of general purpose financial reporting, the supervisory framework no longer permits the Company’s previous accounting treatment that had applied the requirements of K-IFRS No. 1117 differently. Accordingly, the Company changed its accounting policy to measure insurance liabilities in compliance with the requirements of K-IFRS No. 1117 from the end of the current period.

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Separate Financial Statements (Continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of Korean won)

52. Effects of changes in accounting policies (continued)

In addition, through the above-mentioned response, the Financial Supervisory Service stated that, where a life insurance company changes the accounting treatment of dividend payment obligations related to participating insurance contracts from an accounting departure (policyholders’ equity adjustments) to the application of K-IFRS No. 1117, such change should be accounted for as a change in accounting policy in accordance with K-IFRS No. 1008. Accordingly, the Company applied the effects of the change retrospectively.

As of December 31, 2025, policyholders’ equity adjustments calculated under the previous method prescribed in Article 4-1(2) of the Detailed Regulation on Supervision of Insurance Business amounted to ~~W~~1,094 million. In accordance with K-IFRS No. 1008 Changes in Accounting Policies, the effects of the retrospective restatement of prior reporting period resulting from the application of K-IFRS No. 1117 are as follows:

		As of December 31, 2024
		Assets	Liabilities	Equity	Profit for the year	Total comprehensive income(loss) for the year
Before the Change	~~W~~	59,617,796	52,555,228	7,062,568	533,681	(1,057,839)
Adjustments:
Application of K-IFRS No. 1117 to dividend payment obligations related to participating insurance contracts
Policyholders’ equity adjustments		-	362	(362)	-	664
Income tax effect		-	(96)	96	-	(175)
After the Change	~~W~~	59,617,796	52,555,494	7,062,302	533,681	(1,057,350)

		As of January 1, 2024
		Assets	Liabilities	Equity
Before the Change	~~W~~	58,508,315	50,061,766	8,446,549
Adjustments:
Application of K-IFRS No. 1117 to dividend payment obligations related to participating insurance contracts
Policyholders’ equity adjustments		-	1,025	(1,025)
Income tax effect		-	(271)	271
After the Change	~~W~~	58,508,315	50,062,520	8,445,795

Independent Auditors’ Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Chief Executive Officer of

Shinhan Life Insurance Co., Ltd.

We have reviewed the accompanying ICFR Operating Status Report by CEO and IAM (the “ICFR Report”) of Shinhan Life Insurance Co., Ltd. (the “Company”) as of December 31, 2025. The Company's management is responsible for designing and operating effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on the assessment of the ICFR operating status report by Company’s CEO and IAM, ICFR has been effectively designed and is operating as of December 31, 2025, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”).”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report is not prepared in all material respects, in accordance with the Standard for Evaluation and Reporting of Internal Control over Financial Reporting.

This report applies to the Company’s ICFR in existence as of December 31, 2025. We did not review the Company’s ICFR subsequent to December 31, 2025. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

March 3, 2026

Notice to Readers This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2025.

# ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Life Insurance Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Life Insurance Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

ICFR has inherent limitations, as prescribed in paragraph 9 of the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'. Accordingly, there is an unavoidable risk of execution risk arising in the course of operating ICFR, and ICFR may fail to prevent or detect material misstatements in the financial statements resulting from intentional fraudulent activities. The Attachment to this ICFR Operating Status Report additionally describes the results of the assessment of key control activities that have been designed and operated to address fraud risks identified in connection with fund-related processes.

(Attachment)
◦ Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

*February 27, 2026*

*Chun, Sang yung* ( )
Chief Executive Officer

*Joo, Sung hwan* ( )
Internal Accounting Manager

## (Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

| Type | Internal control activities performed by the Company | Results of the Assessment of Design and Operation Effectiveness |
|---|---|---|
| Entity Level Control | (Attestation of compliance with the Code of Ethics)<br>Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs | As a result of the test, no material weaknesses were identified<br>(Compliance Team, October 2025, February 2026) |
| | (Risk Analysis and Response)<br>Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly | As a result of the test, no material weaknesses were identified<br>(Operational Risk Management Team, October 2025, February 2026) |
| | (Continuous Monitoring and Operation of Mandatory Leave Policy)<br>Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures | As a result of the test, no material weaknesses were identified<br>(Compliance Team, October 2025, February 2026) |
| | (Segregation of Duties)<br>Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities | As a result of the test, no material weaknesses were identified<br>(Compliance Team and Strategic Planning Team, October 2025, February 2026) |
| | (Compliance Whistleblowing Policy)<br>Management operates multiple channels for compliance reporting and implements protective measures for whistleblowers, including confidentiality and prohibition of disadvantageous treatment | As a result of the test, no material weaknesses were identified<br>(Compliance Team, October 2025, February 2026) |

| Type | Internal control activities performed by the Company | Results of the Assessment of Design and Operation Effectiveness |
|---|---|---|
| Entity Level Control | (Conduct of Internal Audits)<br>Guidelines related to internal audits are formalized into internal policies and procedures and are operated accordingly, and issues identified as a result of internal audits are subject to complete follow-up management and reporting | As a result of the test, no material weaknesses were identified<br>(Audit Team, October 2025, February 2026) |
| | (Job Rotation Program)<br>Management operates a job rotation program that limits long-term assignments, taking into consideration the possibility of fraud arising from incentives and pressures | As a result of the test, no material weaknesses were identified<br>(Human Resources Team, October 2025, February 2026) |
| Funds Control | (Segregation of Duties for Credit Operations)<br>Duties related to credit execution are segregated between solicitation and application, and review and approval<br>(presented on an integrated basis; control owners: department heads of the Financial Business Team, the Investment Risk Assessment Team and 6 other departments) | As a result of the test, no material weaknesses were identified<br>(Internal Accounting Management Team, October 2025, February 2026) |
| | (Credit Review)<br>The credit review officer, when conducting a credit review, verifies the requested amount, interest rate, maturity, and other key terms and conditions of the credit application as stated in the credit review memorandum, and approves the transaction after assessing the appropriateness of credit execution<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Management Team and 2 other departments) | As a result of the test, no material weaknesses were identified<br>(Asset Management Planning Team, Investment Management Team and 2 other departments, October 2025, February 2026) |
| | (Credit Transaction Approval)<br>The credit transaction officer, when executing a credit transaction, reconciles and verifies the consistency between the information entered into the system and the documents approved through the credit review process, and approves the transaction upon confirmation<br>(presented on an integrated basis; control owners: department heads of the Financial Business Team, the Asset Management Planning Team and 4 other departments) | As a result of the test, no material weaknesses were identified<br>(Financial Business Team, Asset Management Planning Team and 4 other departments, October 2025, February 2026) |
| | (Special Credit Management)<br>The officer responsible for managing NPLs reviews supporting documentation related to procedures such as collection, sale, restructuring, or write-offs, examines the appropriateness of the associated amounts, and grants approval accordingly<br>(presented on an integrated basis; control owners: department heads of the Financial Business Team, the | As a result of the test, no material weaknesses were identified<br>(Financial Business Team, Asset Management Planning Team and 3 other departments, October 2025, February 2026) |

| Type | Internal control activities performed by the Company | Results of the Assessment of Design and Operation Effectiveness |
|---|---|---|
| Funds Control | Asset Management Planning Team and 3 other departments) | |
| | **(Credit Monitoring)**<br>Officers of the credit-handling departments and the credit-supervisory departments perform monitoring over the credits under their management<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Management Team and one other department) | As a result of the test, no material weaknesses were identified<br>(Asset Management Planning Team, Investment Management Team and one other department, October 2025, February 2026) |
| | **(Segregation of Duties for Financial Instrument Transactions)**<br>The employee responsible for entering transaction details and the officer approving vouchers are segregated, and the officer authorizing transaction execution is also segregated from the officer approving vouchers<br>(applicable transactions: securities and derivatives)<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Operations Team and 5 other departments) | As a result of the test, no material weaknesses were identified<br>(Internal Accounting Management Team, October 2025, February 2026) |
| | **(Securities Transaction Approval)**<br>The securities transaction officer approves transactions after reconciling and verifying the consistency between the details entered in the system and the relevant supporting documents for securities trading, as well as for the receipt of dividends and interest<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Operations Team and 3 other departments) | As a result of the test, no material weaknesses were identified<br>(Asset Management Planning Team, Investment Operations Team and 3 other departments, October 2025, February 2026) |
| | **(Securities Existence Verification)**<br>Physical securities are kept in locations with restricted physical access, and the responsible officer of the relevant department or inspection department periodically reviews and approves the reconciliation of system-recorded securities balances with the physical holdings and supporting documents by external custodians to verify their appropriateness | As a result of the test, no material weaknesses were identified<br>(Investment Operations Team, October 2025, February 2026) |
| | **(Derivatives Transaction Approval)**<br>The derivative transaction officer reconciles the information entered into the system with the relevant supporting documents for the trading transaction and grants approval after confirming their consistency<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Management Team and one other department) | As a result of the test, no material weaknesses were identified<br>(Asset Management Planning Team, Investment Management Team and one other department, October 2025, February 2026) |

| Type | Internal control activities performed by the Company | Results of the Assessment of Design and Operation Effectiveness |
|---|---|---|
| Funds Control | **(Derivatives Settlement Approval)**<br>The derivative settlement officer reconciles the information entered into the system with the relevant supporting documents for clearing and settlement, and grants approval after confirming their consistency<br>(presented on an integrated basis; control owners: department heads of the Investment Operations Team and the Separate Account Management Team) | As a result of the test, no material weaknesses were identified<br>(Investment Operations Team and Separate Account Management Team, October 2025, February 2026) |
| | **(Segregation of Duties for Insurance Operations)**<br>For tasks such as insurance underwriting, changes to key insurance policy information, and insurance claim payments, duties are segregated between employees responsible for application and data entry and officers responsible for review and approval<br>(presented on an integrated basis; control owners: department heads of the Underwriting Operation Team, the Customer Service Team and 21 other departments) | As a result of the test, no material weaknesses were identified<br>(Internal Accounting Management Team, October 2025, February 2026) |
| | **(Insurance Premium Collection)**<br>No cash payments are accepted on new policy application forms, insurance agents are not permitted to collect premiums in cash, and premiums paid by customers are automatically processed through the system<br>(presented on an integrated basis; control owners: department heads of the Underwriting Planning Team, and the Customer Service Team) | As a result of the test, no material weaknesses were identified<br>(Underwriting Planning Team, and Customer Service Team, October 2025) |
| | **(Insurance Claim Payment)**<br>The officer responsible for insurance claim payments reviews and verifies the adequacy of the claim documents and the payment amount, grants approval, and processes the transfer accordingly<br>(presented on an integrated basis; control owners: department heads of the Claims & Investigation Team, the Customer Service Team and 2 other departments) | As a result of the test, no material weaknesses were identified<br>(Claims & Investigation Team, Customer Service Team and 2 other departments, October 2025, February 2026) |
| | **(Funding and Repayment Approval)**<br>The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness<br>(presented on an integrated basis; control owners: department heads of the Capital Management Team, the Asset Management Planning Team and 3 other departments) | As a result of the test, no material weaknesses were identified<br>(Capital Management Team, Asset Management Planning Team and 3 other departments, October 2025, February 2026) |
| | **(Segregation of Duties – Other Treasury Transactions)**<br>The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated | As a result of the test, no material weaknesses were identified<br>(Internal Accounting Management Team, October 2025, February 2026) |

| Type | Internal control activities performed by the Company | Results of the Assessment of Design and Operation Effectiveness |
|---|---|---|
| Funds Control | from those responsible for posting accounting vouchers (presented on an integrated basis; control owners: department heads of the General Affairs Team, the Accounting Team and 11 other departments) | |
| | **(Other Treasury Transaction Approval)**<br>The officer responsible for fund disbursement performs approval controls that may include the following:<br>(i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or<br>(ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents<br>(presented on an integrated basis; control owners: department heads of the Investment Operations Team, the Financial Business Team and 11 other departments) | As a result of the test, no material weaknesses were identified<br>(Investment Operations Team, Financial Business Team and 11 other departments, October 2025, February 2026) |
| | **(Cash and Due from Banks Management Approval)**<br>The officer responsible for fund management approves deposit subscriptions, terminations, and withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness<br>(presented on an integrated basis; control owners: department heads of the Asset Management Planning Team, the Investment Operations Team and 2 other departments) | As a result of the test, no material weaknesses were identified<br>(Asset Management Planning Team, Investment Operations Team and 2 other departments, October 2025, February 2026) |
| | **(Management of Important Physical Assets such as Corporate Seals)**<br>Important physical items—such as corporate seals and OTP devices—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use.<br>(presented on an integrated basis; control owners: department heads of the General Affairs Team, the Accounting Team and 16 other departments) | As a result of the test, no material weaknesses were identified<br>(General Affairs Team, Accounting Team and 16 other departments, October 2025, February 2026) |
| | **(Reconciliation of Cash and Due from Banks Balances)**<br>The officer responsible for managing cash and deposit balances reviews the reconciliation performed | As a result of the test, no material weaknesses were identified |